Exhibit 99.1

EXECUTION VERSION

TRANSFER AND ADMINISTRATION AGREEMENT

Dated as of April 12, 2019

by and among

COLLIERS RECEIVABLES FUNDING LLC,

COLLIERS INTERNATIONAL WA, LLC,
as initial Servicer,

COLLIERS INTERNATIONAL USA, LLC,
and each other entity from time to time party hereto
as Originators,

MIZUHO BANK, LTD.,
as Agent, a Managing Agent and a Committed Investor and as agent under the CF Facility,

and

THE VARIOUS INVESTOR GROUPS AND MANAGING AGENTS
FROM TIME TO TIME PARTIES HERETO

TABLE OF CONTENTS

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Schedules

Schedule 1.1	Originating Subsidiaries
Schedule 4.1(d)	Perfection Representations, Warranties and Covenants
Schedule 4.1(i)	Location of Certain Offices and Records
Schedule 4.1(j)	FEIN
Schedule 4.1(s)	List of Blocked Account Banks and Blocked Accounts
Schedule 11.3	Address and Payment Information

Exhibits

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Credit and Collection Policies and Practices
Exhibit C	Form of Investment Request
Exhibit D	Form of Servicer Report
Exhibit E	[Reserved]
Exhibit F	[Reserved]
Exhibit G	Form of Originator Joinder Agreement
Exhibit H	UCC Financing Statements

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This TRANSFER AND ADMINISTRATION AGREEMENT (this “Agreement”), dated as of April 12, 2019, is by and among:

(1) COLLIERS RECEIVABLES FUNDING LLC, a Delaware limited liability company (the “SPV”);

(2) COLLIERS INTERNATIONAL USA, LLC, a Delaware limited liability company (“Initial Originator”), in its capacity as an originator or aggregator of Receivables, and any other entities that become “Originators” pursuant to the terms of this Agreement;

(3) COLLIERS INTERNATIONAL WA, LLC, a Delaware limited liability company, as initial Servicer;

(4) MIZUHO BANK, LTD., a Japanese banking corporation (“Mizuho”), as the Agent, a Managing Agent, a Committed Investor and as agent under the CF Facility; and

(5) the various Investor Groups and Managing Agents from time to time parties hereto.

ARTICLE I

DEFINITIONS

SECTION 1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Adjusted LIBOR Rate” means, for any Rate Period, a rate per annum determined by the applicable Managing Agent pursuant to the following formula:

Adjusted LIBOR Rate	=	LIBOR Rate
1.00 – Eurodollar Reserve Percentage

“Adverse Claim” means a Lien on any Person’s assets or properties in favor of any other Person, other than any Permitted Adverse Claim.

“Affected Assets” means, collectively, (a) the Receivables sold to the SPV pursuant to the First Tier Agreement, (b) the Related Security, (c) all rights and remedies of the SPV under the First Tier Agreement, together with all financing statements filed by the SPV against the Originators in connection therewith, (d) all Blocked Accounts and all funds and investments therein and all of the SPV’s rights in the Blocked Account Agreements and (e) all proceeds of the foregoing.

“Affiliate” means, as to any specified Person, any other Person which, directly or indirectly, through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” means Mizuho, in its capacity as agent for the Secured Parties, and any successor thereto appointed pursuant to Article X.

“Agent-Related Persons” means, with respect to any Managing Agent or the Agent, such Person together with its Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Persons and their respective Affiliates.

“Agents” means, collectively, the Managing Agents and the Agent.

“Aggregate Commitment” means, with respect to each Committed Investor, an amount equal to the product of (i) 50%, and (ii) the sum of the Commitment of such Committed Investor and the CF Commitment of such Committed Investor.

“Aggregate DPP” is defined in Section 2.2(c).

“Aggregate Net Investment” means the sum of Net Investment and the U.S. Dollar Equivalent of the CF Net Investment.

“Aggregate Unpaid Balance” means, as of any date of determination, the sum of (i) the sum of the U.S. Dollar Equivalent of the Unpaid Balances of all Receivables that constitute Eligible Receivables as of such date of determination, and (ii) the sum of the U.S. Dollar Equivalent of the Unpaid Balances of all CF Receivables that constitute CF Eligible Receivables as of such date of determination.

“Aggregate Unpaids” means, at any time, an amount equal to the sum of (a) the aggregate accrued but unpaid Yield, (b) the Net Investment at such time and (c) all other amounts owed (whether or not then due and payable) hereunder and under the other Transaction Documents by the SPV, the Servicer, Colliers and each Originator to the Agent, the Managing Agents, the Investors and the Indemnified Parties at such time.

“Agreement” is defined in the Preamble.

“Alternate Rate” means, for any day, an interest rate per annum equal to the Adjusted LIBOR Rate in effect during the Rate Period which includes such day; provided that in the case of any Rate Period that commences on a date prior to the applicable Managing Agent receiving at least two (2) Business Days’ written notice thereof, the “Alternate Rate” for any day included in such Rate Period shall be an interest rate per annum equal to the Base Rate in effect on such day.

“Assignment Amount” means, with respect to a Committed Investor at the time of any assignment pursuant to Section 3.1, an amount equal to the lesser of (a) such Committed Investor’s Pro Rata Share of the Net Investment requested by the Conduit Investor in its Investor Group to be assigned at such time and (b) such Committed Investor’s unused Commitment (minus the unrecovered principal amount of such Committed Investor’s investments in the Portfolio pursuant to the Program Support Agreement to which it is a party).

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“Assignment and Assumption Agreement” means an Assignment and Assumption Agreement substantially in the form of Exhibit A.

“Assignment Date” is defined in Section 3.1(a).

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, 11 U.S.C. §§ 101 et seq. as now in effect or hereafter amended.

“Base Rate” means an interest rate per annum equal to the greater of: (i) the Federal Funds Rate plus 0.50%; and (ii) the rate of interest in effect as publicly announced from time to time by the Agent as its “prime rate” for U.S. dollar loans. The “prime rate” is a rate set by the Agent based upon various factors including the Agent’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, that may be priced at, above, or below such announced rate. Any change in a prime rate announced by the Agent shall take effect at the opening of business on the day specified in the public announcement of such change.

“Blocked Account” means an account and any associated lock-box owned by the SPV at a Blocked Account Bank for the purpose of receiving Collections or concentrating Collections received, set forth in Schedule 4.1(s), or any account added as a Blocked Account pursuant to and in accordance with Section 4.1(s) and that, if not maintained at and in the name of the Agent, is subject to a Blocked Account Agreement.

“Blocked Account Agreement” means a deposit account control agreement among the SPV, the Agent and a Blocked Account Bank, in form and substance reasonably acceptable to the Agent.

“Blocked Account Bank” means each of the banks set forth in Schedule 4.1(s), as such Schedule 4.1(s) may be modified pursuant to Section 4.1(s).

“Business Day” means any day excluding Saturday, Sunday and any day on which commercial banks in New York, New York and Toronto, Ontario, Canada are authorized or required by law to close, and, when used with respect to the determination of any Adjusted LIBOR Rate or any notice with respect thereto, any such day that is also a day for trading by and between banks in United States dollar deposits in the London interbank market.

“Calculation Period” means a calendar month; provided that, solely for the purpose of determining Yield payable on the first Settlement Date, Calculation Period shall mean the period from and including the Initial Investment Date to and including April 30, 2019.

“Calculation Period End Date” means the last day of a Calculation Period.

“Canadian Dollar” means the lawful currency of Canada.

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“Capitalized Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Cash Purchase Price” means the cash amounts paid to the SPV by the Investors in connection with any Investment pursuant to Sections 2.2(a) and (b).

“CF Agent” has the meaning assigned to the term “Agent” in the CF Transfer Agreement.

“CF Aggregate Unpaids” has the meaning assigned to the term “Aggregate Unpaids” in the CF Transfer Agreement.

“CF Charged-Off Receivable” has the meaning assigned to the term “Charged-Off Receivable” in the CF Transfer Agreement.

“CF Commitment” has the meaning assigned to the term “Commitment” in the CF Transfer Agreement.

“CF Defaulted Receivable” has the meaning assigned to the term “Defaulted Receivable” in the CF Transfer Agreement.

“CF Delinquent Receivable” has the meaning assigned to the term “Delinquent Receivable” in the CF Transfer Agreement.

“CF Dilution has the meaning assigned to the term “Dilution” in the CF Transfer Agreement.

“CF Eligible Receivable” has the meaning assigned to the term “Eligible Receivable” in the CF Transfer Agreement.

“CF Facility” means the transaction contemplated by the CF Facility Documents.

“CF Facility Documents” has the meaning assigned to the term “Transaction Documents” in the CF Transfer Agreement.

“CF Investment” has the meaning assigned to the term “Investment” in the CF Transfer Agreement.

“CF Net Investment” has the meaning assigned to the term “Net Investment” in the CF Transfer Agreement.

“CF Obligor” has the meaning assigned to the term “Obligor” in the CF Transfer Agreement.

“CF Originating Subsidiaries” has the meaning assigned to the term “Originating Subsidiaries” in the CF Transfer Agreement.

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“CF Originators” has the meaning assigned to the term “Originators” in the CF Transfer Agreement.

“CF Receivables” has the meaning assigned to the term “Receivables” in the CF Transfer Agreement.

“CF Secured Parties” has the meaning assigned to the term “Secured Parties” in the CF Transfer Agreement.

“CF Servicer” has the meaning assigned to the term “Servicer” in the CF Transfer Agreement.

“CF SPV” means Colliers Receivables Funding LP, a Canadian limited partnership.

“CF Transfer Agreement” means the Canadian Transfer and Administration Agreement dated as of the date hereof, by and among the CF SPV, Colliers Macaulay Nicolls Inc., Colliers International (Quebec) Inc., CMN Calgary Inc. and Colliers International Realty Advisors Inc., each as initial originators or aggregators, any entities that subsequently become originators or aggregators thereunder, Colliers Macaulay Nicolls Inc., as Servicer, Mizuho, as the CF Agent, a managing agent, a committed investor and as agent under the U.S. Facility, and the various investor groups and managing agents from time to time party thereto.

“Change in Law” means the occurrence, after the Closing Date (or with respect to any Investor, if later, the date on which such Investor becomes an Investor), of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Official Body or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Official Body; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to the agreements reached by the Basel Committee on Banking Supervision in “Basel III: A Global Regulatory Framework for More Resilient Banks and Banking Systems” (as amended, supplemented or otherwise modified or replaced from time to time), shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means:

(a) the failure of Colliers to own, directly or indirectly, and on a fully-diluted basis, 100% of the Equity Interests of the SPV;

(b) the failure of Colliers to own, directly or indirectly, and on a fully-diluted basis, (1) 100% of the outstanding shares of Voting Stock or other Equity Interests of any Originator other than Colliers and (2) more than 50% or more of the outstanding shares of Voting Stock or other Equity Interests of any Originating Subsidiary; or

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(c) with respect to Colliers, any change of ownership of Colliers that results in any Equity Interest holders other than (i) Jay S. Hennick, (ii) the Hennick Family, (iii) a trust, the sole beneficiaries of which are any of the Hennick Family, and (iv) any and all entities that are directly or indirectly controlled by any of the Hennick Family owning Equity Interests in Colliers having voting rights that carry greater than 30% of the voting rights attributed to all outstanding Equity Interests of Colliers.

“Charged-Off Receivable” means a Receivable (a) as to which the Obligor thereof has become the subject of any Event of Bankruptcy, (b) that has been identified by the SPV, the Originator, any Originating Subsidiary or the Servicer as uncollectible, or (c) that, consistent with the Credit and Collection Policy, should be written off as uncollectible.

“Closing Date” means April 12, 2019.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Collections” means, with respect to any Receivable, all cash collections and other cash proceeds of such Receivable, including (i) all scheduled interest and principal payments, and any applicable late fees, in any such case, received and collected on such Receivable, (ii) all proceeds received by virtue of the liquidation of such Receivable, net of expenses incurred in connection with such liquidation, (iii) all proceeds received (net of any such proceeds which are required by law to be paid to the applicable Obligor) under any damage, casualty or other insurance policy with respect to such Receivable, (iv) all cash proceeds of the Related Security related to or otherwise attributable to such Receivable, (v) any repurchase payment received with respect to such Receivable pursuant to any applicable recourse obligation of the Servicer or any Originator under this Agreement or any other Transaction Document and (vi) all Deemed Collections actually received or deemed received with respect to such Receivable pursuant to Section 2.6.

“Colliers” means Colliers International Group Inc., a Canadian corporation.

“Colliers Guaranty” means the Performance Guaranty dated as of the date hereof delivered by Colliers to and for the benefit of the Secured Parties in relation to the obligations of the Originators, the CF Originators, the CF Servicer and the Servicer under the Transaction Documents.

“Commercial Paper” means the promissory notes issued or to be issued by a Conduit Investor (or its related commercial paper issuer if such Conduit Investor does not itself issue commercial paper) in the commercial paper market.

“Commitment” means, with respect to each Committed Investor, the dollar amount set forth opposite such Committed Investor’s signature on the signature pages hereof under the heading “Commitment” (or, in the case of a Committed Investor which becomes a party hereto pursuant to an assignment subject to Section 11.8(b) and (c), as set forth in the related Assignment and Assumption Agreement), minus the dollar amount of any Commitment or portion thereof assigned by such Committed Investor pursuant to Section 11.8(b) and (c), plus the dollar amount of any increase to such Committed Investor’s Commitment pursuant to Section 2.17; provided that if the Facility Limit is reduced, the aggregate of the Commitments of all the Committed Investors shall be reduced in a like amount and the Commitment of each Committed Investor shall be reduced in proportion to such reduction. For the avoidance of doubt, each Commitment under this Agreement and under the CF Transfer Agreement is a single shared Commitment.

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“Commitment Expiration Date” means April 27, 2020, as such date may be extended from time to time pursuant to Section 2.18.

“Committed Investors” means (a) for the Mizuho Investor Group, Mizuho Bank, Ltd. and (b) for any other Investor Group, each of the Persons executing this Agreement in the capacity of a “Committed Investor” for such Investor Group in accordance with the terms of this Agreement, and, in each case, successors and permitted assigns.

“Conduit Assignee” means, with respect to any Conduit Investor, any special purpose entity that finances its activities directly or indirectly through asset-backed commercial paper and is administered by a Managing Agent or any of its Affiliates and designated by such Conduit Investor’s Managing Agent from time to time to accept an assignment from such Conduit Investor of all or a portion of the Net Investment.

“Conduit Investor” means any Person executing this Agreement in the capacity of a “Conduit Investor” for an Investor Group in accordance with this Agreement, and successors or permitted assigns.

“Consolidated Total Assets” means, for any period, the consolidated total assets of Colliers and its Subsidiaries for such period, excluding Unrestricted Entities but otherwise determined in accordance with GAAP, as set forth on the consolidated balance sheet of Colliers for such period.

“Contract” means, in relation to any Receivable, any and all contracts, instruments, agreements, leases, invoices, notes, or other writings pursuant to which such Receivable arises or that evidence such Receivable or under which an Obligor becomes or is obligated to make payment in respect of such Receivable.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“CP Rate” means, for any Rate Tranche and a particular Conduit Investor, the per annum rate equivalent to the sum of (a) the Dealer Fee and (b) the weighted average cost (as determined by the related Managing Agent and which shall include incremental carrying costs incurred with respect to Commercial Paper maturing on dates other than those on which corresponding funds are received by such Conduit Investor, other borrowings by such Conduit Investor (other than under any Program Support Agreement) and any other reasonable and necessary costs associated with the issuance of Commercial Paper) of or related to the issuance of Commercial Paper that are allocated, in whole or in part, by the Conduit Investor or its Managing Agent to fund or maintain such Rate Tranche (and which may be also allocated in part to the funding of other assets of the Conduit Investor); provided that if any component of such rate is a discount rate, in calculating the “CP Rate” for such Rate Tranche, such Conduit Investor shall for such component use the rate resulting from converting such discount rate to an interest bearing equivalent rate per annum.

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“Credit and Collection Policy” means, with respect to any Originator or Originating Subsidiary, such Originator’s and Originating Subsidiary’s credit and collection policy or policies and practices relating to the applicable Receivables as in effect on the Closing Date and set forth in Exhibit B, as modified, from time to time, in compliance with Sections 6.1(a)(vii) and 6.2(c).

“Days Sales Outstanding” means, for any Calculation Period, the product, obtained by multiplying (a) 91 by (b) the quotient obtained by dividing (i) the aggregate U.S. Dollar Equivalent of the Unpaid Balance of Receivables and CF Receivables as of the Calculation Period End Date of such Calculation Period by (ii) the U.S. Dollar Equivalent of the Unpaid Balances of all Receivables and CF Receivables (as of the date of the origination thereof) that became Receivables or CF Receivables during the three (3) most recent Calculation Periods, including the Calculation Period of determination.

“Dealer Fee” means, on any date of determination, the commissions and fees of placement agents and dealers of Commercial Paper, on the weighted average face amount of the Commercial Paper issued to maintain or fund any Rate Tranche.

“Debtor Relief Laws” means any applicable liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, fraudulent conveyance, reorganization, or similar Laws affecting the rights, remedies, or recourse of creditors generally, including the Bankruptcy Code and all amendments thereto, as are in effect from time to time.

“Deemed Collections” is defined in Section 2.6.

“Default Rate” means a per annum rate equal to the sum of (a) the Base Rate plus (b) 2.00%.

“Default Ratio” means, for any Calculation Period, the ratio (expressed as a percentage) of (a)  the sum of (i) the aggregate U.S. Dollar Equivalent of the Unpaid Balance of all Defaulted Receivables and CF Defaulted Receivables, as of the Calculation Period End Date of such Calculation Period and (ii) the aggregate U.S. Dollar Equivalent of the Unpaid Balance of all Receivables and CF Receivables that were not Delinquent Receivables or CF Delinquent Receivables and that became Charged-off Receivables or CF Charged-Off Receivables during such Calculation Period, divided by (b) the U.S. Dollar Equivalent of the Unpaid Balances of all Receivables and CF Receivables (as of the date of the origination thereof) originated during the fourth Calculation Period prior to the Calculation Period of determination.

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“Default Spike” means, for any Calculation Period, the highest Three-Month Default Ratio during the twelve (12) most recent Calculation Periods including the Calculation Period of determination.

“Defaulted Receivable” means, as of any date of determination, each Receivable as to which any payment, or part thereof, remains unpaid for 91-120 days or more from the Due Date for such payment.

“Deferred Purchase Price” is defined in Section 2.2(c).

“Delinquent Receivable” means, as of any date of determination, each Receivable as to which any payment, or part thereof, remains unpaid for 91 days or more from the Due Date for such payment.

“Designated Jurisdiction” means any country, region or territory to the extent that such country or territory itself is the subject of any Sanction.

“Dilution” means, on any date, an amount equal to the sum, without duplication, of (i) the aggregate reduction effected on such day in the Unpaid Balances of the Receivables attributable to any non-cash items including credits, rebates, billing errors, sales or similar taxes, cash discounts, volume discounts, allowances, disputes (it being understood that a Receivable is “subject to dispute” only if and to the extent that, in the reasonable good faith judgment of the applicable Originator or Originating Subsidiary (that shall be exercised in the ordinary course of business) such Obligor’s obligation in respect of such Receivable is reduced on account of any performance failure on the part of such Originator or Originating Subsidiary), set offs, counterclaims, chargebacks, returned or repossessed goods, sales and marketing discounts, warranties, any unapplied credit memos and other adjustments that are made in respect of Obligors (other than as a result of any Collections), (ii) the amount of any reduction in the Unpaid Balance of all Receivables that have been compromised, adjusted or modified, (iii) the amount of the Unpaid Balance of all Receivables for which the Original Due Date has been extended, other than a one-time extension of the Original Due Date of any Receivable by up to ten (10) Business Days, and (iv) the amount of the Unpaid Balance (or portion thereof) of all Receivables that remain unpaid on the Due Date thereof as a result of a breach or default by a third party that is not an Obligor of such Receivables, including any event in which a tenant does not move in on the scheduled move-in date, or any other direct or implied contingency not being met, including any dispute between any third party and the Obligor of such Receivables, the existence of which dispute the Obligor is using to delay or seek to reduce its payment obligation of such Receivable.

“Dilution Horizon Ratio” means, for any Calculation Period, the ratio (expressed as a percentage) of (x) the U.S. Dollar Equivalent of the Unpaid Balances of all Receivables and CF Receivables (as of the date of the origination thereof) originated by the Originators, the CF Originators, the Originating Subsidiaries and the CF Originating Subsidiaries, during the Calculation Period immediately prior to such Calculation Period, divided by (y) the Net Pool Balance as of the Calculation Period End Date of such Calculation Period.

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“Dilution Ratio” means, for any Calculation Period, the ratio (expressed as a percentage) of (a) the aggregate U.S. Dollar Equivalent of the Dilution and CF Dilution incurred during such Calculation Period, divided by (b) the U.S. Dollar Equivalent of the Unpaid Balances of all Receivables and CF Receivables (as of the date of the origination thereof) originated by the Originators, the CF Originators, the Originating Subsidiaries and the CF Originating Subsidiaries, respectively, giving rise to Receivables and CF Receivables in the Calculation Period immediately prior to such Calculation Period of determination.

“Dilution Reserve Percentage” means, at any time, a percentage equal to:

((SF x EDR)	+	(DS - EDR)	x	DS	)	x	DHR
EDR

where:

SF	=	the Stress Factor;

EDR	=	the Expected Dilution Ratio as determined for the most recently ended Calculation Period;

DS	=	the Dilution Spike as determined for the most recently ended Calculation Period; and

DHR	=	the Dilution Horizon Ratio as determined for the most recently ended Calculation Period.

“Dilution Spike” means, for any Calculation Period, the highest Dilution Ratio during the twelve (12) most recent Calculation Periods, including the Calculation Period of determination.

“Disposition” means the sale, transfer or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Due Date” means, with respect to any Receivable, the date that is 60 days after the Original Due Date thereof.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval system, or any successor SEC electronic filing system for such purposes.

“Eligible Business” means any business to be acquired by Colliers or any of its Subsidiaries which is consistent with the nature of the overall business focus of Colliers and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

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“Eligible Investments” means any of the following investments denominated and payable solely in Dollars: (a) readily marketable debt securities issued by, or the full and timely payment of which is guaranteed by the full faith and credit of, the federal government of the United States, (b) insured demand deposits, time deposits and certificates of deposit of any commercial bank rated “A-1+” by S&P, “P-1” by Moody’s and “A-1+” by Fitch (if rated by Fitch), (c) no load money market funds rated in the highest ratings category by each of the rating agencies (without the “r” symbol attached to any such rating by S&P), and (d) commercial paper of any corporation incorporated under the laws of the United States, provided that such commercial paper is rated “A-1+” by S&P, “P-1” by Moody’s and “A-1+” by Fitch (if rated by Fitch) (without the “r” symbol attached to any such rating by S&P).

“Eligible Obligor” means, as of any date of determination, any Obligor:

(a) that is not an Affiliate, employee or independent contractor broker of any of the Originators, an Originating Subsidiary, the SPV, Colliers or the Servicer;

(b) that is a resident in the United States or Canada;

(c) that is not an Official Body other than the government of the United States or Canada or any political subdivision thereof (a “U.S. or Canadian Official Body”);

(d) with respect to which not more than 50% of Receivables owed by such Obligor are Delinquent Receivables or CF Delinquent Receivables, and

(e) with respect to which no Event of Bankruptcy has occurred and is continuing with respect to such Obligor.

“Eligible Receivable” means, as of any date of determination, any Receivable:

(a) that was originated by an Originator or by an Originating Subsidiary and sold to an Originator in the ordinary course of its business;

(b)(i) with respect to which the applicable Originator or Originating Subsidiary and the SPV has performed in all material respects all obligations required to be performed by it thereunder or under any related Contract, including shipment of the merchandise and/or the performance of the services purchased thereunder; and (ii) that either (A)(x) has been billed to the relevant Obligor, and (y) which, according to the Contract related thereto, is due and required to be paid in full within 60 days of the original billing date therefor or (B)(x) if unbilled, is contractually due and required to be paid on a specific date stated in the related Contract giving rise to such Receivable which is within two years from the date of determination;

(c) that was originated in accordance with and satisfies in all material respects all applicable requirements of the applicable Credit and Collection Policy;

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(d) that has been sold or contributed to the SPV pursuant to (and in accordance with) the First Tier Agreement and to which the SPV has good and marketable title, free and clear of all Adverse Claims, other than any Permitted Adverse Claim;

(e) the Obligor of which has been directed to make all payments to a Blocked Account;

(f) subject to Section 9-406 and Section 9-408 of the UCC, that is assignable without the consent of, or notice to, the related Obligor;

(g) that, together with the related Contract, is in full force and effect and constitutes the legal, valid and binding obligation of the related Obligor to pay a specified amount in cash, enforceable against such Obligor in accordance with its terms and is not subject to any asserted litigation, dispute, offset, holdback, counterclaim or other defense, except to the extent that such enforcement may be limited by applicable liquidation, conservatorship, bankruptcy, insolvency, assignment for the benefit of creditors, moratorium, rearrangement, receivership, reorganization, fraudulent transfer, fraudulent conveyance or other similar laws affecting the rights of creditors generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity); provided that, (1) if such litigation, dispute, offset, holdback, counterclaim or defense affects only a portion of the Unpaid Balance of such Receivable, then such Receivable may be deemed an Eligible Receivable to the extent of the portion of such Unpaid Balance which is not so affected (i.e., the amount of the outstanding claim or the amount the Obligor is entitled to offset against the applicable Originator or Originating Subsidiary based on the amount which such Originator or Originating Subsidiary owes the applicable Obligor would be netted against the applicable Receivable, but the excess of the Receivable over such outstanding claim or offset would be included as an Eligible Receivable) and (2) Receivables of any Obligor which have any accounts payable from the applicable Originator or Originating Subsidiary (thus giving rise to a potential offset against such Obligor’s Receivables) may be treated as Eligible Receivables to the extent that such Obligor has agreed, pursuant to a written agreement in form and substance reasonably satisfactory to the Agent, that such Receivable shall not be subject to such offset;

(h) that is denominated and payable only in U.S. Dollars or Canadian Dollars in the United States or Canada;

(i) that is not a Delinquent Receivable or a Defaulted Receivable;

(j) [reserved];

(k) [reserved];

(l) that is an “account” within the meaning of Article 9 of the UCC of all applicable jurisdictions and is not evidenced by instruments or chattel paper;

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(m) that, together with the Contract related thereto, does not contravene in any material respect any Laws applicable thereto (including Laws relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy);

(n) the assignment of which by an Originating Subsidiary to an Originator, under the First Tier Agreement by the applicable Originator to the SPV and hereunder by the SPV to the Agent does not violate, conflict or contravene any applicable Law or any enforceable contractual or other restriction, limitation or encumbrance;

(o) that is not a Receivable that arose as a result of the sale of consigned inventory owned by a third party or a sale in which the Originator or an Originating Subsidiary acted as agent of any other Person or otherwise not as principal or otherwise in respect of deferred or unearned revenues;

(p) that is not a Receivable that is subject to a Dilution (it being understood that only the portion of the Receivable subject to Dilution is restricted from being an “Eligible Receivable” hereunder);

(q) that (together with the Related Security related thereto) has been the subject of either a valid transfer and assignment from, or the grant of a first priority perfected security interest therein (subject to any Permitted Adverse Claims) by, the SPV to the Agent, on behalf of the Investors, of all of the SPV’s right, title and interest therein, effective until the Final Payout Date;

(r) that does not contain a confidentiality provision that purports to restrict the ability of the applicable Originator or Originating Subsidiary or the SPV or their assignees to receive or review a copy of the related Contract or exercise their rights thereunder or under the First Tier Agreement;

(s) the Obligor of which is an Eligible Obligor;

(t) with respect to which all material consents, licenses, approvals or authorizations of, or registrations or declarations with, any Official Body required to be obtained, effected or given in connection with the creation of such Receivable have been duly obtained, effected or given and are in full force and effect;

(u) [reserved];

(v) with respect to which, to the best knowledge of the applicable Originator or the SPV, no proceedings or investigations are pending or threatened before any Official Body;

(w) that does not represent “billed but not yet shipped” goods or merchandise, partially performed or underperformed services, and does not arise from a transaction for which any additional performance by the applicable Originator or Originating Subsidiary remains to be performed; and

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(x) that is not a Quebec Receivable (as defined in the First Tier Agreement (as defined in the CF Transfer Agreement)).

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and any successor statute thereto.

“ERISA Affiliate” means, with respect to any Person, any corporation, partnership, trust, sole proprietorship or trade or business which, together with such Person, is treated as a single employer under Section 414(b) or (c) of the Code or, solely with respect to any liability for contributions under Section 302(c) of ERISA, Section 414(m) or (o) of the Code.

“Eurodollar Reserve Percentage” means, for any day during any Rate Period, the reserve percentage (expressed as a decimal, rounded upward to the next 1/100th of 1%) in effect on such day, whether or not applicable to any Investor, under regulations issued from time to time by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as “eurocurrency liabilities”). The Adjusted LIBOR Rate shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

“Event of Bankruptcy” means, with respect to any Person, (a) that such Person institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors, or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or (b) that any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or (c) that any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding.

“Excess Concentration Amount” means, on any day, without duplication, the sum of (x) the sum of all amounts determined as follows: for each Obligor and CF Obligor, the amount (if any) by which (i) the U.S. Dollar Equivalent of the aggregate Unpaid Balance of the Eligible Receivables and CF Eligible Receivables of such Obligor or CF Obligor and its Affiliates (if any), exceeds (ii) the product on such day of (A) the applicable Obligor Concentration Limit for such Obligor or CF Obligor and (B) the Aggregate Unpaid Balance on such day; plus (y) the amount by which (i) the aggregate Unpaid Balance of all Receivables and CF Receivables owed by any U.S. or Canadian Official Body, exceeds (ii) the product on such day of (A) 5.0% and (B) the Aggregate Unpaid Balance on such day; plus (z) the amount by which (a) the aggregate Unpaid Balance of all Receivables and CF Receivables that are unbilled and have an Original Due Date that occurs more than six months but less than two years from such day, exceeds (b) the product on any such day of (A) 20.0% and (B) the Aggregate Unpaid Balance on such day; plus (aa) the amount by which (i) the aggregate Unpaid Balance of all Receivables and CF Receivables that are unbilled and have an Original Due Date that occurs more than one year but less than two years from such day, exceeds (ii) the product on any such day of (A) 5.0% and (B) the Aggregate Unpaid Balance on such day.

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“Excluded Taxes” means any of the following taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) taxes imposed on or measured by net income (however denominated), franchise taxes, and branch profits taxes, in each case, (i) imposed by the jurisdiction (or any political subdivision thereof) under the Laws of which such recipient is organized or in which its principal office is located or, in the case of any Investor, in which its applicable Funding Office is located or (ii) that are Other Connection Taxes, (b)  in the case of an Investor, any withholding tax that is imposed on amounts payable to or for the account of such Investor at the time (i) such Investor becomes a party hereto or (ii) designates a new Funding Office), except to the extent that such Investor (or its assignor, if any) was entitled, at the time of designation of a new Funding Office (or assignment), to receive additional amounts from the payor with respect to such withholding tax pursuant to Section 9.4, (c) any taxes attributable to such Recipient’s failure or inability to comply with Section 9.5) or (d) any U.S. federal withholding Taxes imposed under FATCA.

“Expected Dilution Ratio” means, for any Calculation Period, the average of the Dilution Ratios for the twelve (12) most recent Calculation Periods, including the Calculation Period of determination.

“Extended Term Amount” means, at any time, the lesser of (a) the Aggregate Unpaid Balance of all unbilled Receivables that are Eligible Receivables and unbilled CF Receivables that are Eligible Receivables (as defined in the CF Transfer Agreement), in each case, with remaining payment terms of over one year, and (b) the product at such time of (1) 5.0% and (2) the Aggregate Unpaid Balance on such day.

“Facility Limit” means initially $125,000,000, as such amount may be increased from time to time in accordance with Section 2.17, and as such amount may be reduced in accordance with Section 2.16; provided that the Facility Limit may not at any time exceed the Maximum Commitment then in effect. For the avoidance of doubt, the Facility Limit under this Agreement and under the CF Transfer Agreement is a single shared Facility Limit.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities entered into in connection with the implementation of the foregoing.

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“Federal Funds Rate” means, for any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to the applicable Managing Agent on such day on such transactions as determined by it.

“Fee Letters” means the confidential letter agreements dated the date hereof (i) among the SPV, the CF SPV, the Agent, the applicable Managing Agent for each Investor Group, the CF Agent and the applicable Managing Agent (as defined in the CF Transfer Agreement) for each Investor Group (as defined in the CF Transfer Agreement) and (ii) between the Agent, the arranger, and the SPV.

“Final Payout Date” means the date, after the Termination Date, on which the Aggregate Net Investment has been reduced to zero, all accrued Servicing Fees have been paid in full and all other Aggregate Unpaids have been paid in full in cash.

“First Tier Agreement” means the Sale Agreement, dated as of the Closing Date, between the Originator and the SPV.

“Fitch” means Fitch, Inc. or any successor thereto.

“Foreign Recipient” means any Recipient that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Funding Office” of an Investor means the office from which such Investor funds its Investment.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such accounting profession that are applicable to the circumstances as of the date of determination, consistently applied.

“Guarantee” means, with respect to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

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“Hedge Agreements” means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements.

“Hennick Family” means the spouse, children or estate of Jay S. Hennick.

“Incremental Commitment” is defined in Section 2.17.

“Indebtedness” means, without duplication, with respect to any Person, such Person’s (a) obligations for borrowed money, (b) obligations representing the deferred purchase price of property other than accounts payable arising in the ordinary course of such Person’s business on terms customary in the trade, holdbacks, earnouts and similar contingent payments and accruals for payroll or similar items, (c) obligations (excluding prepaid interest thereon), whether or not assumed, secured by liens or payable out of the proceeds or products of property now or hereafter owned or acquired by such Person; provided that, if such Person has not assumed such obligations, then the amount of Indebtedness of such Person for purposes of this clause (c) shall be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations, (d) obligations which are evidenced by notes, bonds, debentures, acceptances (including bankers acceptances), or other instruments, (e) Capitalized Lease obligations, (f) obligations for which such Person is obligated pursuant to a Guarantee, (g) reimbursement obligations with respect to any letters of credit, (h) all indebtedness of such Person in respect of Hedge Agreements and (i) any other liabilities which would be treated as indebtedness in accordance with GAAP.

“Indemnified Amounts” is defined in Section 9.1.

“Indemnified Parties” is defined in Section 9.1.

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“Initial Investment Date” means the date of the initial Investment under this Agreement, which for the avoidance of doubt, shall be April 29, 2019 (or such later date as may be agreed to by the Agent in its reasonable discretion).

“Initial Originator” is defined in the Preamble.

“Interpolated Rate” means, at any time, the rate per annum determined by the applicable Managing Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the rate as displayed on the applicable Bloomberg page (or on any successor or substitute page or servicing providing quotations of interest rates applicable to dollar deposits in the London interbank market comparable to those currently provided on such page, as determined by the Agent from time to time; in each case the “Screen Rate”) for the longest period (for which that Screen Rate is available) that is shorter than the Rate Period and (b) the Screen Rate for the shortest Period (for which that Screen Rate is available) that exceeds the Rate period, in each case, at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Rate Period.

“Investment” is defined in Section 2.2(a).

“Investment Date” is defined in Section 2.3(a).

“Investment Request” means each request substantially in the form of Exhibit C.

“Investor(s)” means the Conduit Investors and/or the Committed Investors, as the context may require.

“Investor Group” means each of the following groups of Investors:

(a) Mizuho, as Managing Agent, and Committed Investor hereunder (the “Mizuho Investor Group”);

(b) any Conduit Investor, its Managing Agent and its Related Committed Investors from time to time party hereto; and

(c) for any group of Investors that does not include a Conduit Investor, its Managing Agent and Committed Investors from time to time party thereto.

“Investor Group Percentage” means, for any Investor Group, the percentage equivalent (carried out to five decimal places) of a fraction the numerator of which is the aggregate amount of the Commitments of all Committed Investors in that Investor Group and the denominator of which is the sum of such numerators for each of the Investor Groups.

“Law” means any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree, judgment or award of any Official Body.

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“LIBOR Rate” means, for any Rate Period, the greater of (a) the rate appearing on the applicable Bloomberg page (or on any successor or substitute page or servicing providing quotations of interest rates applicable to dollar deposits in the London interbank market comparable to those currently provided on such page, as determined by the Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Rate Period, as the rate for dollar deposits with a maturity comparable to such Rate Period; provided that (i) if such rate is not available at such time for any reason, then the “LIBOR Rate” for such Rate Period shall be the Interpolated Rate, and (ii) if the Interpolated Rate is not available, the “LIBOR Rate” for such Rate Period shall be the offered quotation rate to first class banks in the London interbank market by the Person that is the Agent for deposits (for delivery on the first day of the relevant period) in U.S. Dollars of amounts in same day funds comparable to the amount of the applicable Investment of such Person, in its capacity as an Investor for which the LIBOR Rate is then being determined, with maturities comparable to such Rate Period at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Rate Period and (b) 0%.

“Lien” means any mortgage, pledge, hypothecation, assignment, encumbrance, lien (statutory or other), charge, or similar preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any financing lease having substantially the same economic effect as any of the foregoing).

“Loss Horizon Ratio” means, for any Calculation Period, the quotient, expressed as a percentage, of (a) the U.S. Dollar Equivalent of the Unpaid Balances of all Receivables and CF Receivables (as of the date of the origination thereof) originated, during the four most recent Calculation Periods, including the Calculation Period of determination, divided by (b) the Net Pool Balance as of the Calculation Period End Date for such Calculation Period.

“Loss Reserve Ratio” means, at any time, the product of (a) the Stress Factor, (b) the Default Spike as determined for the most recently ended Calculation Period and (c) the Loss Horizon Ratio as determined for the most recently ended Calculation Period.

“Majority Investors” means, (i) at any time when three (3) or more Investor Groups are party to this Agreement, those Managing Agents whose Investor Groups hold Commitments aggregating in excess of 662/3% of the Facility Limit as of such date (or, if the Commitments shall have been terminated, those Managing Agents whose Investor Groups aggregate pro rata shares of the Net Investment exceed 662/3% of the Net Investment) and (ii) at all other times, all Managing Agents.

“Managing Agent” means, (i) with respect to the Mizuho Investor Group, Mizuho, or (ii) with respect to any other Investor Group, the Person acting as Managing Agent for such Investor Group and designated as such on the signature pages hereto or in any Assignment and Assumption Agreement for such Investor Group under this Agreement, and each of its successors and assigns.

“Material Adverse Effect” means any change, effect, event, occurrence that materially and adversely affects (a) the collectibility of any material portion of the Receivables, (b) the operations, business, properties, liabilities (actual or contingent), or financial condition of the SPV, individually, or Colliers and its consolidated Subsidiaries, taken as a whole, (c) the ability of the SPV, the Servicer, Colliers or the Originators to perform their respective obligations under the Transaction Documents, taken as a whole, to which they are party, or (d) the material rights of or benefits available to the Agent, the Managing Agents or the Investors under the Transaction Documents.

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“Material Credit Facility” means,

(a) the Second Amended and Restated Credit Agreement Dated as of April 19, 2018 by and among Colliers, Colliers International Holdings (USA), Inc., Globestar Limited, Colliers International EMEA Holdings Limited, Colliers International Holdings (Australia) Limited, and the Toronto-Dominion Bank, among others (the “Revolving Credit Agreement”), including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof; and

(b) any other agreement(s) creating or evidencing indebtedness for borrowed money entered into on or after the date of Closing by Colliers or any Subsidiary (other than any Unrestricted Entities), or in respect of which Colliers or any Subsidiary (other than any Unrestricted Entity) is an obligor or otherwise provides a guarantee or other credit support (“Credit Facility”), in a principal amount outstanding or available for borrowing equal to or greater than the greater of (x) 3.0% of Consolidated Total Assets and (y) $50,000,000 (or the equivalent of such amount in the relevant currency of payment, determined as of the date of the closing of such facility based on the exchange rate of such other currency); and if no Credit Facility or Credit Facilities equal or exceed such amounts, then the largest Credit Facility shall be deemed to be a Material Credit Facility.

“Maximum Commitment” means, as of any date of determination, the sum of the Commitments of all Committed Investors hereunder. For the avoidance of doubt, the Maximum Commitment under this Agreement and under the CF Transfer Agreement is a single shared Maximum Commitment.

“Maximum Incremental Facility Amount” means $75,000,000. For the avoidance of doubt, the Maximum Incremental Facility Amount under this Agreement and under the CF Transfer Agreement is a single shared Maximum Incremental Facility Amount.

“Minimum Reserve Percentage” means, at any time, the sum of (a) 15% plus (b) the product of (i) the Expected Dilution Ratio as determined for the most recently ended Calculation Period, and (ii) the Dilution Horizon Ratio as determined for the most recently ended Calculation Period.

“Mizuho” is defined in the Preamble.

“Mizuho Investor Group” is defined in the definition of Investor Group.

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“Moody’s” means Moody’s Investors Service, Inc., or any successor that is a nationally recognized statistical rating organization.

“Multiemployer Plan” is defined in Section 4001(a)(3) of ERISA.

“Net Investment” means, at any time, (a) the aggregate Cash Purchase Price paid by the Investors in connection with each Investment less (b) the aggregate amount of Collections theretofore actually received by the Investors and not reinvested as a Reinvestment and applied by the Agent to reduce such Net Investment pursuant to Section 2.12; provided that the Net Investment shall be restored and reinstated in the amount of any Collections so received and applied if at any time the distribution of such Collections is rescinded or must otherwise be returned for any reason.

“Net Pool Balance” means, at any time, (a) the Aggregate Unpaid Balance at such time, minus (b) the Excess Concentration Amount at such time, minus (c) the product of (A) two, (B) 1.5, (C) the sum of the Adjusted LIBOR Rate and the Program Fee Rate and (D) the Extended Term Amount.

“Non-U.S. Plan” means any plan, fund or other similar program that (a) is established or maintained outside the U.S. by Colliers or any Subsidiary primarily for the benefit of employees of Colliers or one or more Subsidiaries residing outside the U.S., which plan, fund or other similar program provides retirement income or a deferral of income in contemplation of retirement, and (b) is not subject to ERISA or the Code.

“Obligor” means, with respect to any Receivable, the Person obligated to make payments in respect of such Receivable pursuant to a Contract.

“Obligor Concentration Limit” means, at any time, with respect to the aggregate Unpaid Balance of all Receivables and CF Receivables owed by any single Obligor or CF Obligor (together with its Affiliates), the percentage specified under the heading “Concentration Limit” in the grid immediately below determined according to such Obligor’s or CF Obligor’s public unsecured short-term debt rating (or absence thereof)

Obligor’s or CF Obligor’s Public Unsecured Short-Term Debt Rating (S&P/Moody’s)[1]	Concentration Limit
A-1/P-1 or better	15.0%
A-2/P-2 or better (but less than A-1/P-1)	7.5%
A-3/P-3 or better (but less than A-2/P-2)	5.0%
Below A-3/P-3 or without a short-term rating from S&P or Moody’s	3.0%

_________________

[1]	The rating of an Obligor or CF Obligor will be the lowest of any short-term public unsecured debt rating of such Obligor as issued by S&P or Moody’s.

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; provided that, for any single Obligor or CF Obligor that does not have short-term public unsecured debt ratings from either of S&P or Moody’s but has long-term unsecured debt ratings currently assigned to it by S&P or Moody’s, as applicable, the applicable Concentration Limit in clause (a) above shall be determined by reference to the short-term rating equivalent of the applicable long-term rating specified in the table below

S&P Long-Term Rating	S&P Short-Term Rating Equivalent	Moody’s Long-Term Rating	Moody’s Short-Term Rating Equivalent
A- or higher	A-1	A3 or higher	P-1
BBB+	A-2	Baa1	P-2
BBB or BBB-	A-3	Baa2 or Baa3	P-3

BB+ or below	Below A-3 or not rated	Ba1 or below	Below P-3 or not rated

; provided further, however, that if any such Obligor or CF Obligor has a short-term public unsecured debt rating from only one such rating agency and the other ratings are taken from the short-term equivalent of such Obligor’s or CF Obligor’s long-term unsecured debt ratings, then the applicable rating for the purpose of determining the Concentration Limit for such Obligor or CF Obligor shall be (i) if the difference between the two ratings is only one notch (e.g., A-1+ and A-1), the lower of the two applicable ratings, and (ii) if the difference between such ratings is more than one notch, the average of the two applicable ratings. If an Obligor or CF Obligor is not rated by Moody’s or S&P but is rated by Fitch, then the Fitch rating shall apply.

“OFAC” means the U.S. Department of Treasury’s Office of Foreign Assets Control or any successor thereto.

“Official Body” means any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or arbitrator, or any accounting board or authority (whether or not a part of government) that is responsible for the establishment or interpretation of national or international accounting principles, in each case whether foreign or domestic.

“Optional Reduction Date” is defined in Section 2.13.

“Original Due Date” means, with respect to any Receivable, determined at the time of origination of such Receivable, the date on which such Receivable is due and required to be paid by the related Obligor under the related Contract, or otherwise.

“Originating Subsidiaries” means each of the entities listed on Schedule 1.1.

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“Originator” means the Initial Originator and any other Affiliate of the Initial Originator that becomes an Originator hereunder following (a) the written consent of the Agent and each Managing Agent, (b) the execution and delivery of a Joinder Agreement in the form of Exhibit G, and (c) the execution and delivery by Colliers of a Colliers Guaranty with respect to such Originator.

“Originator Disposition” is defined in Section 11.13.

“Other Connection Taxes” means, with respect to the Agents, any Investor, any other Secured Party, or any other recipient of any payment to be made by or on account of any obligation of a payor hereunder, Taxes imposed as a result of a present or former connection between such Person and the jurisdiction imposing such Tax (other than connections arising from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Transaction Document, or sold or assigned an interest in any Investment or Transaction Document).

“PBGC” means the Pension Benefit Guarantee Corporation.

“Pension Plan” means an employee pension benefit plan as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA (other than a Multiemployer Plan) and that is maintained by, or is contributed to by, or within the previous five (5) years has been maintained by or contributed to by, the Originator, Colliers, the SPV or an ERISA Affiliate of any of them with respect to which they would reasonably be expected to have any liability.

“Permitted Adverse Claims” means (a) Adverse Claims in favor of the SPV created pursuant to the First Tier Agreement, (b) Liens in favor of the Agent, as agent for the Secured Parties created pursuant to this Agreement or any other Transaction Document, (c) Liens for taxes and assessments not yet due or for taxes Colliers or an Affiliate is contesting the validity, applicability or amount thereof in good faith and by appropriate legal proceedings and such contest does not materially endanger any right or interest of the Secured Parties under the Transaction Documents and as to which appropriate reserves are being maintained in accordance with GAAP, (d) Liens arising in the ordinary course of business by virtue of any contractual, statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies covering deposit or securities accounts (including funds or other assets credited thereto) or other funds maintained with a depository institution or securities intermediary, and (e) Liens securing judgments, awards, attachments and/or decrees and notices of lis pendens and associated rights relating to litigation being contested in good faith and not constituting a Servicer Default under Section 7.5(d) or a Termination Event under Sections 8.1(q) or (r).

“Person” means an individual, partnership, limited liability company, corporation, joint stock company, trust (including a business trust), unincorporated association, joint venture, firm, enterprise, Official Body or any other entity.

“Portfolio” is defined in Section 2.1(b).

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“Potential Termination Event” means an event which, with the passage of any applicable cure period or the giving of notice, or both, would constitute a Termination Event.

“Pro Rata Share” means, with respect to a Committed Investor and a particular Investor Group at any time, the Commitment of such Committed Investor, divided by the sum of the Commitments of all Committed Investors in such Investor Group (or, if the Commitments shall have been terminated, such Committed Investor’s pro rata share of the Net Investment funded by such Investor Group).

“Program Fee” has the meaning assigned to the term “U.S. Program Fee” in the applicable Fee Letter.

“Program Fee Rate” has the meaning assigned to the term “U.S. Program Fee Rate” in the applicable Fee Letter.

“Program Support Agreement” means and includes, with respect to any Conduit Investor, any agreement entered into by any Program Support Provider providing for the issuance of one or more letters of credit for the account of the Conduit Investor (or any related commercial paper issuer that finances the Conduit Investor), the issuance of one or more surety bonds for which the Conduit Investor (or such related issuer) is obligated to reimburse the applicable Program Support Provider for any drawings thereunder, the funding of a reserve account by such Program Support Provider, the sale by the Conduit Investor (or such related issuer) to any Program Support Provider of the Portfolio (or portions thereof or participations therein) and/or the making of loans and/or other extensions of credit to the Conduit Investor (or such related issuer) in connection with its commercial paper program, together with any letter of credit, surety bond or other instrument issued thereunder.

“Program Support Provider” means and includes, with respect to any Conduit Investor, any Person now or hereafter extending credit or having a commitment to extend credit to or for the account of, or to make purchases from, or fund a reserve account for the benefit of, the Conduit Investor (or any related commercial paper issuer that finances the Conduit Investor) or issuing a letter of credit, surety bond or other instrument to support any obligations arising under or in connection with the Conduit Investor’s (or such related issuer’s) commercial paper program.

“Rate Period” means with respect to any Rate Tranche funded other than through the issuance of Commercial Paper, (i) initially the period commencing on (and including) the date of the initial purchase or funding of such Rate Tranche and ending on (and including) the day immediately before the next succeeding Settlement Date, and (ii) thereafter, each period commencing on (and including) the first day after the last day of the immediately preceding Rate Period for such Rate Tranche and ending on (and including) the day immediately before the next succeeding Settlement Date; provided that in the case of any Rate Period for any Rate Tranche that commences before the Termination Date and would otherwise end on a date occurring after the Termination Date, such Rate Period shall end on such Termination Date and the duration of each Rate Period which commences on or after the Termination Date shall be of such duration as shall be selected by such Managing Agent.

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“Rate Tranche” is defined in Section 2.4(a).

“Rate Type” means with respect to any Rate Tranche funded through the issuance of Commercial Paper, the CP Rate, and otherwise the Alternate Rate.

“Receivable” means any right to payment owed by any Obligor or evidenced by a Contract arising in connection with the sale of goods or the rendering of services by an Originator or Originating Subsidiary in connection therewith, in either case, in the ordinary course of business or any right of an Originator or Originating Subsidiary or the SPV to payment from or on behalf of an Obligor, in respect of any scheduled payment of interest, principal or otherwise under any such Contract, or any right to reimbursement for funds paid or advanced by an Originator or Originating Subsidiary or the SPV on behalf of an Obligor under such Contract, whether constituting an account, chattel paper, instrument, payment intangible, or general intangible (whether or not earned by performance), together with all supplemental or additional payments required by the terms of such Contract with respect to insurance, maintenance, ancillary products and services and any other specific charges (including the obligation to pay any finance charges, fees and other charges with respect thereto).

“Recipient” is defined in Section 9.4.

“Records” means all Contracts and other documents, purchase orders, invoices, agreements, books, records and any other media, materials or devices for the storage of information (including tapes, disks, punch cards, computer programs and databases and related property) maintained by the SPV, any Originator, any Originating Subsidiary, Colliers or the Servicer with respect to the Receivables, any other Affected Assets or the Obligors.

“Register” is defined in Section 11.8(g).

“Reinvestment” is defined in Section 2.2(b).

“Reinvestment Period” means the period commencing on the Initial Investment Date and ending on the Termination Date.

“Related Committed Investor” means, with respect to any Conduit Investor, the Committed Investors in such Conduit Investor’s Investor Group.

“Related Security” means, with respect to any Receivable, all of the applicable Originator’s and Originating Subsidiary’s (without giving effect to any transfer under the First Tier Agreement) or the SPV’s rights, title and interest in, to and under:

(a) any goods (including returned or repossessed goods) and documentation or title evidencing the shipment or storage of any goods relating to any sale giving rise to such Receivable;

(b) all other Liens and property subject thereto from time to time, if any, purporting to secure payment of such Receivable, whether pursuant to the related Contract or otherwise, together with all financing statements and other filings authorized by an Obligor relating thereto;

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(c) all guarantees, indemnities, warranties, letters of credit, insurance policies and proceeds and premium refunds thereof and other agreements or arrangements of any kind from time to time supporting or securing payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise;

(d) all records, instruments, documents and other agreements (including any Contract with respect thereto) related to such Receivable;

(e) all Collections with respect to such Receivable and all of the SPV’s or the applicable Originator’s right, title and interest in and to any deposit or other account (including the Blocked Accounts) into which such Collections may be deposited or received; and

(f) all proceeds of the foregoing.

“Reportable Event” means any event, transaction or circumstance which is required to be reported with respect to any Pension Plan under Section 4043 of ERISA and the applicable regulations thereunder, specifically excluding any events for which the thirty (30) day notice period has been waived.

“Reporting Date” is defined in Section 2.8.

“Repurchased Receivable” is defined in Section 11.13.

“Required Reserves” means, at any time, the sum of (a) the product of (i) the Net Pool Balance as of the most recent Calculation Period End Date and (ii) the greater of (x) the sum of the Loss Reserve Ratio and the Dilution Reserve Percentage and (y) the Minimum Reserve Percentage, each as in effect at such time, plus (b) the Yield Reserve plus (c) the Servicing Fee Reserve.

“Responsible Officer” means, in the case of the SPV, any Originator, the Servicer or Colliers, the chairman, chief executive officer, president, chief operating officer, chief financial officer, executive vice president, treasurer, assistant treasurer, controller or senior vice president of such Person, and, in any case where two Responsible Officers are acting on behalf of such Person, the second such Responsible Officer may be a secretary or assistant secretary or, if such Person is member managed, of the manager, managing member or sole member of such Person, acting on behalf of such manager, managing member or sole member in its capacity as manager, managing member or sole member.

“Restricted Payments” is defined in Section 6.2(l).

“S&P” means Standard & Poor’s Global Ratings, a division of The McGraw-Hill Companies, Inc., or any successor that is a nationally recognized statistical rating organization.

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“Sanctions” means any trade or financial sanctions administered or enforced by (a) OFAC and the U.S. Department of State or (b) the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority, but in the case of this clause (b), solely as to the SPV, the Servicer, any Originator or Colliers or any Subsidiary thereof, to the extent that the SPV, the Servicer, such Originator or Colliers or any such Subsidiary thereof is subject to the jurisdiction of the applicable Official Body.

“SEC” means the Securities and Exchange Commission, or any Official Body succeeding to any of its principal functions.

“Secured Parties” means the Investors, the Agent, each Managing Agent, the Program Support Providers, the CF Secured Parties, and the Indemnified Parties.

“SEDAR” means the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval, or any successor electronic filing system for such purposes.

“Servicer” is defined in Section 7.1.

“Servicer Default” is defined in Section 7.5.

“Servicer Indemnified Amounts” is defined in Section 9.2.

“Servicer Indemnified Parties” is defined in Section 9.2.

“Servicer Report” means a report, in substantially the form attached hereto as Exhibit D or in such other form as is mutually agreed to by the SPV, the Servicer and the Agent, furnished by the Servicer pursuant to Section 2.8.

“Servicing Fee” means the fees payable to the Servicer from Collections, in an amount equal to either (i) at any time when the Servicer is Colliers or an Affiliate of Colliers, 0.50% per annum on the weighted daily average of the aggregate Unpaid Balances of the Receivables for the preceding calendar month, or (ii) at any time when the Servicer is not Colliers or an Affiliate of Colliers, the amount determined upon the agreement of such successor Servicer and the Agent, in either case, payable in arrears on each Settlement Date from Collections pursuant to, and subject to the priority of payments set forth in, Section 2.12.

“Servicing Fee Reserve” means, at any time, an amount equal to (a) the product of (i) 0.50% times (ii) 1.5 times (iii) the highest Days Sales Outstanding for any of the twelve (12) most recently ended Calculation Periods, times (iv) the Net Pool Balance as of the most recent Calculation Period End Date, divided by (b) 360, plus (c) the amount of any past due unpaid Servicing Fee outstanding at such time.

“Settlement Date” means (a) prior to the Termination Date, May 30, 2019, and thereafter the Business Day immediately preceding the last Business Day of each calendar month or such other day as agreed upon in writing by the SPV and the Agent, after consultation with the Managing Agents, and (b) on and after the Termination Date, each day selected from time to time by the Agent, after consultation with the Managing Agents (it being understood that the Agent may select such Settlement Date to occur as frequently as daily) or, in the absence of any such selection, each date that would be a Settlement Date pursuant to clause (a) of this definition.

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“Spot Rate” means, on any day, (i) for the purpose of exchanging U.S. Dollars to Canadian Dollars or Canadian Dollars to U.S. Dollars, the actual rate used by the Agent’s principal foreign exchange trading office for the purchase by the Agent of the applicable currency with the other currency through its principal foreign exchange trading office, and (ii) for the purpose of making any other calculation hereunder that does not require the actual exchange of U.S. Dollars for Canadian Dollars or Canadian Dollars for U.S. Dollars to make a payment of Investment or, (a) with respect to the determination of the U.S. Dollar Equivalent of any amount denominated in Canadian Dollars, the exchange rate at which Canadian Dollars may be exchanged into U.S. Dollars as set forth at approximately 11:00 a.m. New York City time, on the immediately preceding Calculation Period End Date (or if such date is not a Business Day, then the immediately preceding Business Day) as published on the Bloomberg Key Cross-Currency Rates Page for Canadian Dollars and (b) with respect to the determination of the Canadian Dollar equivalent of any amount denominated in U.S. Dollars, the exchange rate at which U.S. Dollars may be exchanged into Canadian Dollars as set forth at approximately 11:00 a.m. New York City time, on the immediately preceding Calculation Period End Date (or if such date is not a Business Day, then the immediately preceding Business Day) as published on the Bloomberg Key Cross-Currency Rates Page for U.S. Dollars. In the event that such rate does not appear on any Bloomberg Key Cross Currency Rates Page, the Spot Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be selected by the Agent and is reasonably satisfactory to the SPV, or, in the absence of such an agreement, such Spot Rate shall instead be the arithmetic average of the spot rates of exchange of the Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 11:00 a.m. New York time, on such date for the purchase of U.S. Dollars with the Canadian Dollars for delivery two (2) Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“SPV” is defined in the Preamble.

“Stress Factor” means 2.25.

“Sub-Servicer” is defined in Section 7.1(d).

“Subsidiary” means, with respect to any Person, any corporation or other Person (a) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person or (b) that is directly or indirectly controlled by such Person within the meaning of control under Section 15 of the Securities Act of 1933.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement; and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Swap Agreement”), including any such obligations or liabilities under any Master Swap Agreement.

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“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include an Investor or any Affiliate of an Investor).

“Taxes” is defined in Section 9.4.

“Termination Date” means the earliest of (a) the Business Day designated by the SPV to the Agent and the Managing Agents as the Termination Date at any time following not less than ten (10) Business Days’ written notice to the Agent and the Managing Agents, (b) the day upon which the Termination Date is declared or automatically occurs pursuant to Section 8.2 and (c) the Commitment Expiration Date.

“Termination Event” is defined in Section 8.1.

“Three-Month Default Ratio” means, for any Calculation Period, the average of the Default Ratios for such Calculation Period and each of the two immediately preceding Calculation Periods.

“Threshold Amount” means the U.S. Dollar Equivalent of $50,000,000, provided that, with respect to the SPV only, Threshold Amount shall mean $10,000.

“Transaction Documents” means, collectively, this Agreement, the First Tier Agreement, the Fee Letters, the Blocked Account Agreements, the Colliers Guaranty, the CF Facility Documents, if applicable, each Assignment and Assumption Agreement and all of the other instruments, documents and other agreements executed and delivered by the Servicer, any Originator, Colliers or the SPV, in connection with any of the foregoing.

“Trigger Event” means the delivery of any notice of termination of any Blocked Account Agreement for any reason other than the breach of any obligation by the Agent thereunder.

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“UCC” means the Uniform Commercial Code as in effect in the applicable jurisdiction or jurisdictions.

“Unpaid Balance” of any Receivable or CF Receivable means at any time the unpaid principal balance thereof.

“Unrestricted Entities” means Eligible Businesses in which Colliers or any Subsidiary has invested (whether or not such entity is controlled by Colliers or any Subsidiary) having an aggregate initial investment value to Colliers and its Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which Colliers or any of its Subsidiaries already has an interest) not exceeding the greater of (x) $100,000,000 and (y) 5.0% of Consolidated Total Assets.

“Unused Fee” is defined in the applicable Fee Letter.

“U.S.” or “United States” means the United States of America.

“U.S. Dollar” or “$” means the lawful currency of the United States.

“U.S. Dollar Equivalent” means, on any date on which a determination thereof is to be made, with respect to (a) any amount denominated in U.S. Dollars, such amount and (b) any amount denominated in Canadian Dollars, the U.S. Dollar equivalent of such amount of such Canadian Dollars determined by referenced to the Spot Rate determined as of such determination date.

“U.S. or Canadian Official Body” is defined in the definition of Eligible Obligor.

“U.S. Share” means, as of any date of determination, the quotient (expressed as a percentage) of the sum of the U.S. Dollar Equivalent of the Unpaid Balances of all Receivables that constitute Eligible Receivables as of such date of determination, over the Aggregate Unpaid Balance.

“Voting Stock” means, with respect to any Person, capital stock issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency.

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“Yield” means:

(i) for each day for any Rate Tranche to the extent a Conduit Investor funds such Rate Tranche through the issuance of Commercial Paper (directly or indirectly through a related commercial paper issuer),

CPR x I
360

where:

CPR	= the CP Rate determined by the applicable Managing Agent for such day, and

I	= the dollar amount of such Rate Tranche for such day,

(ii) for each day for any Rate Tranche funded by a Committed Investor and for any Rate Tranche funded by a Conduit Investor to the extent such Rate Tranche is not funded through the issuance of Commercial Paper (directly or indirectly through a related commercial paper issuer),

AR x I
360

where:

AR	= the Alternate Rate for such day and

I	= the dollar amount of such Rate Tranche for such day;

provided that no provision of this Agreement shall require the payment or permit the collection of Yield in excess of the maximum permitted by applicable law; and provided further that at all times after the declaration or automatic occurrence of the Termination Date pursuant to Section 8.2, Yield for all Rate Tranches shall be determined as provided in clause (ii) of this definition; and provided further that notwithstanding the forgoing, all computations of Yield based on the Base Rate shall be based on a year of 365 or 366 days, as applicable.

“Yield Reserve” means, at any time, an amount equal to (a) the product of (i) 1.5 times (ii) the highest Days Sales Outstanding for any of the twelve (12) most recently ended Calculation Periods, times (iii) the sum of the Adjusted LIBOR Rate in effect at such time (as determined by the Agent) plus the Program Fee Rate, times (iv) the Net Pool Balance as of the most recent Calculation Period End Date, divided by (b) 360.

SECTION 1.2 Other Terms. All terms defined directly or by incorporation herein shall have the defined meanings when used in any certificate or other document delivered pursuant thereto unless otherwise defined therein. For purposes of this Agreement and all such certificates and other documents, unless the context otherwise requires: (a) accounting terms not otherwise defined herein, and accounting terms partly defined herein to the extent not defined, shall have the respective meanings given to them under, and shall be construed in accordance with, GAAP; (b) terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9; (c) references to any amount as on deposit or outstanding on any particular date means such amount at the close of business on such day; (d) the words “hereof,” “herein” and “hereunder” and words of similar import refer to this Agreement (or the certificate or other document in which they are used) as a whole and not to any particular provision of this Agreement (or such certificate or document); (e) references to any Section, Schedule or Exhibit are references to Sections, Schedules and Exhibits in or to this Agreement (or the certificate or other document in which the reference is made) and references to any paragraph, subsection, clause or other subdivision within any Section or definition refer to such paragraph, subsection, clause or other subdivision of such Section or definition; (f) the term “including” means “including without limitation”; (g) references to any Law refer to that Law as amended from time to time and include any successor Law; (h) references to any agreement refer to that agreement as from time to time amended or supplemented or as the terms of such agreement are waived or modified in accordance with its terms; (i) references to any Person include that Person’s successors and permitted assigns; and (j) headings are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof.

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SECTION 1.3 Computation of Time Periods. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” each means “to but excluding”, and the word “within” means “from and excluding a specified date and to and including a later specified date”.

SECTION 1.4 Times of Day. Unless otherwise specified in this Agreement, time references are to time in New York, New York.

SECTION 1.5 Historical Data. When necessary to calculate any ratios or other amounts under this Agreement with reference to periods prior to the date hereof, historical data provided by the SPV and Servicer will be used.

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ARTICLE II

PURCHASES AND SETTLEMENTS

SECTION 2.1 Transfer of Affected Assets; Intended Characterization. (a) Sale of Portfolio. In consideration of the payment by each Managing Agent (on behalf of the applicable Investors in the related Investor Group as determined pursuant to Section 2.3) of the amount of the applicable Investor Group Percentage of the initial Investment on the Initial Investment Date and each Managing Agent’s agreement (on behalf of the applicable Investors as determined below) to make payments to the SPV from time to time in accordance with Section 2.2, effective upon the SPV’s (or its designee’s) receipt of payment for such Investment on the Initial Investment Date, the SPV hereby sells, conveys, transfers and assigns to the Agent, on behalf of the Investors, all of the SPV’s right, title and interest in and to (i) all Receivables existing on the date of the initial Investment hereunder and thereafter arising and acquired by the SPV from time to time prior to the Final Payout Date under the First Tier Agreement, and (ii) all other Affected Assets, whether existing on the Initial Investment Date or thereafter arising at any time and acquired by the SPV under the First Tier Agreement.

(b) Purchase of Portfolio. Subject to the terms and conditions hereof, the Agent (on behalf of the Investors) hereby purchases and accepts from the SPV the Receivables and all other Affected Assets sold, assigned and transferred pursuant to Section 2.1(a) (in the aggregate, the “Portfolio”). Each Investment hereunder shall be made by the Investor Groups pro rata according to their respective Investor Group Percentages. The Agent shall hold the Portfolio on behalf of the Investors in each Investor Group in accordance with the respective portions of the Net Investment funded by that Investor Group from time to time. Within each Investor Group, except as otherwise provided in Section 3.1(b), each Managing Agent shall hold the applicable Investor Group Percentage of the Portfolio on behalf of the Investors in that Investor Group in accordance with the respective outstanding portions of the Net Investment funded by them.

(c) Obligations Not Assumed. The foregoing sale, assignment and transfer does not constitute and is not intended to result in the creation, or an assumption by the Agent, the Managing Agents or any Investor, of any obligation of the SPV, any Originator, any Originating Subsidiary, the Servicer, Colliers or any other Person under or in connection with the Receivables or any other Affected Asset, all of which shall remain the obligations and liabilities of the SPV, the Servicer, Colliers, the Originating Subsidiaries and/or the Originators, as applicable.

(d) Intended Characterization; Grant of Security Interest.

(i) The SPV, the Agent, the Managing Agents and the Investors intend that the sale, assignment and transfer of the Affected Assets to the Agent (on behalf of the Investors) hereunder shall be treated as a sale for all purposes, other than U.S. federal and state income tax purposes (for which purposes such Persons intend that the sale, assignment and transfer shall be treated as a secured financing rather than a sale). If notwithstanding the intent of the parties, such sale, assignment and transfer of the Affected Assets to the Agent (on behalf of the Investors) is not treated as a sale for all purposes, other than U.S. federal and state income tax purposes, such sale, assignment and transfer of the Affected Assets shall be treated as the grant of, and the SPV hereby does grant, a security interest in the Affected Assets, whether now owned or hereafter arising or acquired, to secure the payment and performance of the SPV’s obligations to the Agent (on behalf of the Secured Parties) hereunder and under the other Transaction Documents or as may be determined in connection therewith by applicable Law. The SPV and Agent agree, and each Investor by acquiring an Investment or other interest in the Affected Assets agrees, to treat and report such Investment or other interests in the Affected Assets as indebtedness for U.S. federal and state income tax purposes.

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(ii) The SPV hereby grants to the Agent (on behalf of the Secured Parties) a security interest in all of its right, title and interest in the Blocked Accounts as additional collateral to secure the payment and performance of the SPV’s obligations to the Agent (on behalf of the Secured Parties) hereunder and under the other Transaction Documents or as may be determined in connection therewith by applicable Law.

(iii) Each of the parties hereto further expressly acknowledges and agrees that the Commitments of the Committed Investors hereunder, regardless of the intended true sale nature of the overall transaction, are financial accommodations (within the meaning of Section 365(c)(2) of the Bankruptcy Code) to or for the benefit of SPV.

SECTION 2.2 Purchase Price. Subject to the terms and conditions hereof, including Article V, in consideration for the sale, assignment and transfer of the Affected Assets by the SPV to the Agent (on behalf of the Investors) hereunder:

(a) Investments. On the Initial Investment Date, and thereafter from time to time prior to the Termination Date, on request of the SPV in accordance with Section 2.3, each Managing Agent (on behalf of the applicable Investors as determined pursuant to Section 2.3) shall pay to the SPV the applicable Investor Group Percentage of an amount equal in each instance to the lesser of (i) the amount requested by the SPV under Section 2.3(a), and (ii) the largest amount that will not cause (A) the Aggregate Net Investment to exceed the Facility Limit, (B) the sum of the Aggregate Net Investment and the Required Reserves to exceed the Net Pool Balance or (C) the sum of the Net Investment and the product of the U.S. Share and the Required Reserves to exceed the product of the U.S. Share and the Net Pool Balance. Each such payment is herein called an “Investment”.

(b) Reinvestments. On each Business Day selected by the SPV during the Reinvestment Period, the Servicer, on behalf of the Agent (on behalf of the Managing Agents and the Investors), shall pay to the SPV, out of Collections, the amount available for Reinvestment in accordance with Section 2.12(a)(iv)(A). Each such payment is hereinafter called a “Reinvestment”. All Reinvestments with respect to the applicable Investor Group Percentage of the Portfolio shall be made ratably on behalf of the Investors in the relevant Investor Group in accordance with the respective outstanding portions of the Net Investment funded by them.

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(c) Deferred Purchase Price. Provided that no Termination Event is continuing, on each Business Day selected by the SPV, the Servicer, on behalf of the Agent, may pay to the SPV out of Collections, for each Investment or Reinvestment an amount available thereafter in accordance with Section 2.12(a)(iv)(B) (the “Deferred Purchase Price”), equal to the excess of (x) the aggregate market value of the Receivables and Affected Assets purchased by the Agent hereunder as part of such Investment or Reinvestment (as determined by the Servicer at the time of such Investment or Reinvestment, and reduced by anticipated Servicing Fees related to such Receivables and Affected Assets) over (y) the amount of the Cash Purchase Price paid by the Agent in connection with such Investment or Reinvestment. The aggregate Deferred Purchase Price for all Investments and Reinvestments hereunder at any time shall be referred to herein as the “Aggregate DPP” and shall be payable solely from Collections available therefor at the times and in the manner provided herein.

(d) SPV Payments Limited to Collections. Notwithstanding any provision contained in this Agreement to the contrary, no Investor shall be obligated, to pay any amount to the SPV as the purchase price of Receivables pursuant to subsections (b) and (c) above except to the extent of Collections on Receivables available for distribution to the SPV in accordance with this Agreement (but without otherwise limiting any obligations under Section 2.3). Any amount that any Investor does not pay pursuant to the preceding sentence shall not constitute a claim (as defined in § 101 of the Bankruptcy Code) against or corporate obligation of such Investor for any such insufficiency unless and until such amount becomes available for distribution to the SPV under Section 2.12.

SECTION 2.3 Investment Procedures.

(a) Notice. The SPV shall request an Investment hereunder, by request to the Agent (which shall promptly provide a copy to each Managing Agent) given electronically by facsimile or email in the form of an Investment Request at least two (2) Business Days prior to the proposed date of any Investment (other than the initial Investment). Each such Investment Request shall specify (i)  the desired amount of such Investment (which shall be at least $1,000,000 in the aggregate for all Investor Groups or an integral aggregate multiple of $500,000 in excess thereof) or, to the extent that the then available unused portion of the Facility Limit is less than such amount, such lesser amount equal to such available unused portion of the Facility Limit), and (iii) the desired date of such Investment (including, for the avoidance of doubt, the Initial Investment Date, the “Investment Date”) which shall be a Business Day.

(b) Conduit Investor Acceptance or Rejection; Investment Request Irrevocable.

(i) Each Managing Agent will promptly notify any Conduit Investors in its Investor Group of the Managing Agent’s receipt of any Investment Request. Each Conduit Investor shall cause its Managing Agent to accept or reject such Investment Request by notice given to the SPV, its Managing Agent and the Agent by telephone, facsimile or electronic mail by no later than the close of its business on the Business Day following its receipt of any such Investment Request. Any rejection by a Conduit Investor shall not relieve or terminate the obligations of any Committed Investor hereunder to fund any Investment.

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(ii) Each Investment Request shall be irrevocable and binding on the SPV, and the SPV shall indemnify each Investor against any loss or expense incurred by such Investor, either directly or indirectly (including, in the case of any Conduit Investor, through a Program Support Agreement) as a result of any failure by the SPV to complete such Investment, including any loss or expense incurred by the Agent, any Managing Agent or any Investor, either directly or indirectly (including, in the case of any Conduit Investor, pursuant to a Program Support Agreement) by reason of the liquidation or reemployment of funds acquired by such Investor (or the applicable Program Support Provider(s)) (including funds obtained by issuing commercial paper or promissory notes or obtaining deposits or loans from third parties) in order to fund such Investment.

(c) Committed Investor’s Commitment. Subject to the satisfaction of the conditions precedent set forth in Sections 5.1, 5.2 and 5.3 and the other terms and conditions hereof, each Committed Investor hereby agrees to make Investments during the period from and including the Initial Investment Date to but not including the Termination Date in an aggregate amount up to but not exceeding the Commitment of such Committed Investor as in effect from time to time less the CF Net Investment funded by such Committed Investor at such time. At no time will any Conduit Investor have any obligation to fund an Investment. At any time when any Conduit Investor has rejected a request to fund its Investor Group Percentage of an Investment, its Managing Agent shall so notify the Related Committed Investors and such Related Committed Investors shall fund their respective share of such Investment, on a pro rata basis, in accordance with their respective Pro Rata Shares. Notwithstanding anything contained in this Section 2.3(c) or elsewhere in this Agreement to the contrary, no Committed Investor shall be obligated to provide its Managing Agent or the SPV with funds in connection with an Investment in an amount that would result in the portion of the Aggregate Net Investment then funded by it exceeding its Aggregate Commitment then in effect (inclusive of any amounts funded by such Committed Investor under the Program Support Agreement to which it is a party). The obligation of the Committed Investors in each Investor Group to remit the applicable Investor Group Percentage of any Investment shall be several from that of the other Committed Investors in the other Investor Groups and within each Investor Group each Committed Investor’s obligation to fund its portion of the Investments shall be several from the obligations of the other Investors. The failure of any Committed Investor to so make such amount available to its Managing Agent shall not relieve any other Committed Investor of its obligation hereunder.

(d) Payment of Investment. On any Investment Date, each Conduit Investor or each Committed Investor, as the case may be, shall remit its share of the aggregate amount of such Investment (determined pursuant to Section 2.2(a)) to the account of the Managing Agent specified therefor from time to time by the Managing Agent by notice to such Persons by wire transfer of same day funds. Following the Managing Agent’s receipt of funds from the Investors as aforesaid, the Managing Agent shall remit such funds received to the SPV’s account at the location indicated in Schedule 11.3, or to such other account as the SPV may, from time to time, indicate on the related Investment Request, by wire transfer of same day funds.

(e) Managing Agent May Advance Funds. Unless a Managing Agent shall have received notice from any Investor in its Investor Group that such Person will not make its share of any Investment available on the applicable Investment Date therefor, a Managing Agent may (but shall have no obligation to) make any such Investor’s share of any such Investment available to the SPV in anticipation of the receipt by the Managing Agent of such amount from the applicable Investor. Subject to Section 2.3(c), to the extent any such Investor fails to remit any such amount to its Managing Agent after any such advance by such Managing Agent on such Investment Date, such Investor, and if such Investor (or its Related Committed Investor) does not, upon the request of the applicable Managing Agent, the SPV, shall be required to pay such amount to the Agent for payment to such Managing Agent for its own account within two (2) Business Days of request, together with interest thereon at a per annum rate equal to the Federal Funds Rate, in the case of such Investor, or the Base Rate, in the case of the SPV, to the Agent for payment to such Managing Agent (provided that a Conduit Investor shall have no obligation to pay such interest amounts except to the extent that it shall have sufficient funds to pay the face amount of its Commercial Paper in full). Until such amount shall be repaid, such amount shall be deemed to be Net Investment paid by the applicable Managing Agent and such Managing Agent shall be deemed to be the owner of an interest in the Portfolio hereunder to the extent of such Investment. Upon the payment of such amount to the Agent for payment to the applicable Managing Agent (i) by the SPV, the amount of the aggregate Net Investment shall be reduced by such amount or (ii) by such Investor, such payment shall constitute such Person’s payment of its share of the applicable Investment.

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SECTION 2.4 Determination of Yield.

(a) On or prior to the second Business Day of each month, the Managing Agent of each Investor Group shall provide an invoice to the Servicer and the SPV (with a copy to the Agent) setting forth the aggregate amount of Yield, Program Fee and Unused Fee accrued during the most recently ended Calculation Period, which shall be due and payable to each Managing Agent of each Investor Group on the next succeeding Settlement Date (together with any other amounts then due and payable). From time to time, for purposes of funding the Net Investment and for calculating Yield with respect thereto, each Managing Agent shall allocate the Net Investment allocable to its Investor Group to one or more tranches (each a “Rate Tranche”). At any time, each Rate Tranche shall have only one Rate Type, and the aggregate amount of all Rate Tranches of each Investor Group shall equal the Net Investment of such Investor Group.

(b) Rate Protection; Illegality. (i) If any Managing Agent is unable to obtain on a timely basis the information necessary to determine the Adjusted LIBOR Rate for any proposed Rate Period, then:

(A) such Managing Agent shall forthwith notify its Conduit Investor or Committed Investors, as applicable, and the SPV that the Adjusted LIBOR Rate cannot be determined for such Rate Period, and

(B) while such circumstances exist, none of such Conduit Investor, such Committed Investors or such Managing Agent shall allocate any Rate Tranche with respect to Investments made during such period or reallocate any Rate Tranche allocated to any then existing Rate Period ending during such period, to a Rate Period with respect to which Yield is calculated by reference to the Adjusted LIBOR Rate, but shall instead calculate Yield based on the Base Rate for such Rate Period.

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(ii) If, with respect to any outstanding Rate Period, a Conduit Investor or any Committed Investor on behalf of which a Managing Agent holds any Rate Tranche notifies such Managing Agent that it is unable to obtain matching deposits in the London interbank market to fund its purchase or maintenance of such Rate Tranche or that the Adjusted LIBOR Rate applicable to such Rate Tranche will not adequately reflect the cost to the Person of funding or maintaining such Rate Tranche for such Rate Period, then (A) such Managing Agent shall forthwith so notify the SPV and (B) upon such notice and thereafter while such circumstances exist none of such Managing Agent, such Conduit Investor or such Committed Investor, as applicable, shall allocate any other Rate Tranche with respect to Investments made during such period or reallocate any Rate Tranche allocated to any Rate Period ending during such period, to a Rate Period with respect to which Yield is calculated by reference to the Adjusted LIBOR Rate, but shall instead calculate Yield based on the Base Rate for such Rate Period.

(iii) [Reserved].

(iv) Notwithstanding any other provision of this Agreement, if a Conduit Investor or any of the Committed Investors, as applicable, shall notify their respective Managing Agent that such Person has determined (or has been notified by any Program Support Provider) that the introduction after the Closing Date of or any change in or in the interpretation of any Law makes it unlawful (either for such Conduit Investor, such Committed Investor or such Program Support Provider, as applicable), or any central bank or other Official Body asserts that it is unlawful for such Conduit Investor, such Committed Investor or such Program Support Provider, as applicable, to fund the purchases or maintenance of any Rate Tranche accruing Yield calculated by reference to the Adjusted LIBOR Rate, then (A) as of the effective date of such notice from such Person to its Managing Agent, the obligation or ability of such Conduit Investor or such Committed Investor, as applicable, to fund the making or maintenance of any Rate Tranche accruing Yield calculated by reference to the Adjusted LIBOR Rate, shall be suspended until such Person notifies its Managing Agent that the circumstances causing such suspension no longer exist and (B) each Rate Tranche made or maintained by such Person shall either (1) if such Person may lawfully continue to maintain such Rate Tranche accruing Yield calculated by reference to the Adjusted LIBOR Rate, until the last day of the applicable Rate Period, be reallocated on the last day of such Rate Period to another Rate Period and shall accrue Yield calculated by reference to the next highest applicable rate in the definition of Base Rate or (2) if such Person shall determine that it may not lawfully continue to maintain such Rate Tranche accruing Yield calculated by reference to the Adjusted LIBOR Rate, until the end of the applicable Rate Period, such Person’s share of such Rate Tranche allocated to such Rate Period shall be deemed to accrue Yield at the next highest applicable rate in the definition of Base Rate from the effective date of such notice until the end of such Rate Period.

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SECTION 2.5 Yield, Fees and Other Costs and Expenses. The SPV shall pay:

(a) as and when due in accordance with this Agreement, to the Agent and each Managing Agent, all fees hereunder and under each Fee Letter, all amounts payable pursuant to Article IX, if any, and the Servicing Fees, if required pursuant to Section 2.12(b); and

(b) on each Settlement Date, to the extent not paid pursuant to Section 2.12 for any reason, to the Agent, on behalf of the Conduit Investor or the Committed Investors, as applicable, an amount equal to the accrued and unpaid Yield for the most recently ended Calculation Period.

Nothing in this Agreement shall limit in any way the obligations of the SPV to pay the amounts set forth in this Section 2.5.

SECTION 2.6 Deemed Collections. (a) Dilutions. If on any day the Unpaid Balance of an Eligible Receivable is reduced (but not cancelled) as a result of any Dilution, the SPV shall be deemed to have received on such day a Collection of such Receivable in the amount of such reduction. If on any day an Eligible Receivable is canceled as a result of any Dilution, or remains unpaid because of any Dilution as defined in clauses (ii), (iii) or (iv) of the definition thereof, the SPV shall be deemed to have received on such day a Collection of such Eligible Receivable in the amount of the Unpaid Balance (as determined immediately prior to such Dilution) of such Eligible Receivable. Any amount deemed to have been received under this Section 2.6(a) shall constitute a “Deemed Collection.” Upon any such Deemed Collection, the SPV shall, on the Settlement Date following the delivery of the next required Servicer Report, pay to the Agent an amount equal to such Deemed Collection and such amount shall be applied by the Agent as a Collection in accordance with Section 2.12. Notwithstanding any of the foregoing to the contrary, prior to the Termination Date, no amounts shall be payable under this Section 2.6(a) unless, as of the date of the next required Servicer Report, the sum of the Aggregate Net Investment and the Required Reserves exceeds the Net Pool Balance.

(b) Breach of Representation or Warranty. If on any day any representation or warranty in Sections 4.1(d), (e), (k), (l), (n), (t), (u) or (v) with respect to any Receivable (whether on or after the date of transfer thereof to the Agent, for the benefit of the Investors, as contemplated hereunder) is determined to have been incorrect at the time such representation or warranty was made or deemed made, the SPV shall be deemed to have received on such day a Collection of such Receivable equal to its Unpaid Balance. Any amount deemed to have been received under this Section 2.6(b) shall constitute a “Deemed Collection”. Upon any such Deemed Collection, the SPV shall, on the Settlement Date following the delivery of the next required Servicer Report, pay to the Agent an amount equal to such Deemed Collection and such amount shall be applied by the Agent as a Collection in accordance with Section 2.12. Notwithstanding any of the foregoing to the contrary, prior to the Termination Date, no amounts shall be payable under this Section 2.6(b) unless, as of the date of the next required Servicer Report, the sum of the Aggregate Net Investment and the Required Reserves exceeds the Net Pool Balance.

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SECTION 2.7 Payments and Computations, Etc. All amounts to be paid or deposited by the SPV or the Servicer hereunder shall be paid or deposited in accordance with the terms hereof no later than 1:00 p.m. on the day when due in immediately available funds; if such amounts are payable to the Agent or any Managing Agent (whether on behalf of any Investor or otherwise) they shall be paid or deposited in the account indicated under the heading “Payment Information” in Section 11.3, until otherwise notified by the Agent or any Managing Agent. The SPV shall, to the extent permitted by Law, pay to the Agent or the applicable Managing Agent, for the benefit of the Investors, upon demand, interest on all amounts not paid or deposited when due hereunder (subject to any applicable grace period) at the Default Rate. All computations of per annum fees hereunder shall be made on the basis of a year of 360 days (or, in the context of any amounts based on the Base Rate, a year of 365 or 366 days, as applicable) for the actual number of days (including the first but excluding the last day) elapsed. Any computations made by the Agent or any Managing Agent of amounts payable by the SPV or the Servicer hereunder shall be binding upon the SPV absent manifest error.

SECTION 2.8 Reports. By no later than the third Business Day prior to each Settlement Date (each, a “Reporting Date”), the Servicer shall prepare and forward to the Agent and each Managing Agent a Servicer Report, certified by the Servicer, as of the close of business on the last day of the immediately preceding Calculation Period. If a Termination Event has occurred and is continuing, the Servicer shall prepare and forward to the Agent and each Managing Agent a Servicer Report, certified by the Servicer, on and as of each successive day following such Termination Event, by no later than 4:00 p.m. on such day; provided that if such day is not a Business Day, such Servicer Report shall be delivered on the next Business Day.

SECTION 2.9 [Reserved].

SECTION 2.10 Sharing of Payments, Etc. If any Investor shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of the portion of the Portfolio owned by it (other than pursuant to the Fee Letters, Section 3.1(b) or Article IX and other than as a result of the differences in the timing of the applications of Collections pursuant to Section 2.12 and other than a result of the different methods for calculating Yield) in excess of its ratable share of payments on account of the Portfolio obtained by the Investors entitled thereto, such Investor shall forthwith purchase from the Investors entitled to a share of such amount participations in the portions of the Portfolio owned by such Persons as shall be necessary to cause such Investor to share the excess payment ratably with each such other Person entitled thereto; provided that if all or any portion of such excess payment is thereafter recovered from such Investor, such purchase from each such other Person shall be rescinded and each such other Person shall repay to the Investor the purchase price paid by such Investor for such participation to the extent of such recovery, together with an amount equal to such other Person’s ratable share (according to the proportion of (a) the amount of such other Person’s required payment to (b) the total amount so recovered from the Investor) of any interest or other amount paid or payable by the Investor in respect of the total amount so recovered.

SECTION 2.11 Right of Setoff. Without in any way limiting the provisions of Section 2.10, each of the Agent, each Managing Agent and each Investor is hereby authorized (in addition to any other rights it may have) at any time after the occurrence of the Termination Date due to the occurrence and continuation of a Termination Event, upon prior written notice to the SPV, to set off, appropriate and apply (without presentment, demand, protest or other notice which are hereby expressly waived) any deposits and any other indebtedness held or owing by the Agent, the Managing Agent or such Investor to, or for the account of, the SPV against the amount of the Aggregate Unpaids owing by the SPV to such Person or to the Agent or the Managing Agent on behalf of such Person (even if contingent or unmatured).

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SECTION 2.12 Settlement Procedures. (a) Daily Procedure. On each day, for settlement on the next Settlement Date and Optional Reduction Date, as applicable, the Servicer shall, out of the Collections and any other amounts received with respect to the Receivables, received or deemed received by the Agent or the Servicer, any of the Originators, any of the Originating Subsidiaries, Colliers, the SPV or the Servicer (including in any Blocked Account) on such day:

(i) hold in trust for the benefit of the Managing Agents (on behalf of such Managing Agents’ Investor Groups) an amount equal to the aggregate of the unpaid Yield (which, in the case of Yield computed by reference to the CP Rate, shall be determined for such purpose using the CP Rate most recently determined by the applicable Managing Agent) and the Program Fee, in each case accrued through such day for all the Rate Tranches, the Unused Fee and the Servicing Fee accrued through such day, and any other Aggregate Unpaids (other than Net Investment not then due and owing) accrued through such day and not previously held in trust;

(ii) hold in trust for the benefit of the Managing Agents (on behalf of such Managing Agents’ Investor Groups) an amount equal to the excess, if any, of:

(A) the greatest of:

(1)	if the SPV shall have elected to reduce the Net Investment under Section 2.13, the amount of the proposed reduction,

(2)	without duplication of any amount held in trust pursuant to Section 2.12(a)(ii)(A)(2) of the CF Transfer Agreement, the amount, if any, by which the sum of the Aggregate Net Investment and Required Reserves shall exceed the Net Pool Balance, together with the amount, if any, by which the sum of the Net Investment and the product to the U.S. Share and the Required Reserves shall exceed the product of the U.S. Share and the Net Pool Balance on such day; and

(3)	if such day is on or after the Termination Date, the Net Investment; over

(B) the aggregate of the amounts theretofore set aside and then so held for the benefit of the Managing Agents (on behalf of such Managing Agents’ Investor Groups) pursuant to this clause (ii);

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(iii) hold in trust for the CF Agent on behalf of the CF Secured Parties (other than the Agent), amounts which the CF Servicer is required to hold in trust under Section 2.12(a) of the CF Transfer Agreement which are not otherwise being held in trust thereunder: and

(iv) pay the remainder, if any, of such Collections to the SPV for (A) first, application to Reinvestment, for the benefit of the Agent (for the benefit of the Investors), in the Receivables and other Affected Assets in accordance with Section 2.2(b), and (B) second, application to reduction of the Aggregate DPP, for the benefit of the Agent (for the benefit of the Investors), in accordance with Section 2.2(c), in each case as directed by the SPV. To the extent and for so long as such Collections may not be reinvested pursuant to Section 2.2(b) or applied to the repayment of the Aggregate DPP, the Servicer shall hold such Collections in trust for the benefit of the Agent (for the benefit of the Investors).

(b) Settlement Date, Distribution of Shortfall Amounts, and Optional Reduction Date Procedures.

(i) The Servicer shall transfer to the Agent, (A) on each Optional Reduction Date under Section 2.13 the amount of Collections held for each Managing Agent pursuant to Section 2.12(a)(ii)(A)(1), and (B) on each day following the Termination Date, the amount of Collections held for each Managing Agent pursuant to Section 2.12(a)(ii)(A)(3).

(ii) Without duplication of any amount transferred pursuant to Section 2.12(b)(ii) of the CF Transfer Agreement, on any date on or prior to the Termination Date, if the sum of the Aggregate Net Investment and Required Reserves exceeds the Net Pool Balance or the sum of the Net Investment and the product to the U.S. Share and the Required Reserves shall exceed the product of the U.S. Share and the Net Pool Balance, the Servicer shall immediately transfer to the Agent from amounts held in trust pursuant to Section 2.12(a)(ii)(A)(2) an amount equal to such excess.

(iii) On each Settlement Date, the Servicer shall transfer to the CF Agent out of the amount held in trust pursuant to Section 2.12(a)(i) and (to the extent not theretofore reinvested) and not theretofore deposited to the Agent pursuant to this Section 2.12(b), an amount equal to the lesser of such amount and the Aggregate Unpaids;

(iv) On each Settlement Date, the Servicer shall transfer to the Agent out of the amount held in trust pursuant to Section 2.12(a)(iii) and (to the extent not theretofore reinvested) and not theretofore deposited to the Agent pursuant to this Section 2.12(b), an amount equal to the lesser of such amount to the extent not transferred pursuant to Section 2.12 (b)(i) or (iii) of the CF Transfer Agreement and the CF Aggregate Unpaids;

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provided, that if the Agent gives its consent, which consent is hereby granted (which consent may be revoked at any time during the continuation of a Termination Event or a Potential Termination Event), the Servicer may retain amounts which would otherwise be deposited in respect of the accrued and unpaid Servicing Fee, in which case no distribution shall be made in respect of such Servicing Fee under clause (c) below. Any amounts set aside pursuant to Section 2.12(a) in excess of the amount required to be paid to the Agent pursuant to this subsection (b) shall continue to be set aside and held in trust by the Servicer for application on the next succeeding Settlement Date, and provided, further, that if (i) the Servicer transfers an amount to the Agent in respect of a Collection of a Receivable and such Collection was received by the Servicer in the form of a check that is not honored for any reason, (ii) the Servicer makes a mistake with respect to the amount of any Collection and deposits an amount that is less than or more than the actual amount of such Collection or (iii) the deposit was made in error, the Servicer shall appropriately adjust the amount subsequently transferred to the Agent to reflect such dishonored check or mistake. Any payment in respect of which a dishonored check is received shall be deemed not to have been paid.

(c) Order of Application. Upon receipt by the Agent of funds transferred by the Servicer pursuant to Section 2.12(b), the Agent shall distribute them to the Persons, for the purposes and in the order of priority set forth below:

(i) to the Servicer, in payment of the accrued and unpaid Servicing Fee then due and owing on such Settlement Date;

(ii) to each Managing Agent, pro rata based on the amount of accrued and unpaid Yield owing to such Managing Agent’s Investor Group, in payment of the accrued and unpaid Yield and Program Fee on all Rate Tranches and for the related Rate Period and the Unused Fee then due and owing;

(iii) to each Managing Agent (A) prior to the Termination Date, pro rata based upon the Net Investment attributable to such Managing Agent’s Investor Group in reduction of the outstanding Net Investment of such Managing Agent’s Investor Group, an amount equal to the sum of (x) the positive difference (if any) of (I) the sum of the Aggregate Net Investment plus the Required Reserves minus (II) the Net Pool Balance, (y) the amount of any optional reduction of the Net Investment specified by the SPV in accordance with Section 2.13 and (z) the positive difference (if any) of (I) the sum of the Net Investment plus the product of the U.S. Share and the Required Reserves minus (II) the product of the U.S. Share and the Net Pool Balance, and (B) on or after the Termination Date, pro rata based upon the Net Investment attributable to such Managing Agent’s Investor Group in reduction of the outstanding Net Investment, an amount equal to the outstanding Net Investment;

(iv) to the Agent and each other Secured Party as may be entitled to such payment, pro rata based on the amounts then due and owing to each of them, in payment of any other Aggregate Unpaids (other than Net Investment not then due and owing) then due and owing by the SPV hereunder to such Person (in each case, without duplication);

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(v) to the CF Agent any amounts then due and owing the CF Secured Parties (other than the Agent) that have not otherwise been paid pursuant to Section 2.12(c) of the CF Transfer Agreement; and

(vi) to the SPV, any remaining amounts in reduction of the Aggregate DPP.

(d)(i) All Investments shall be repaid in U.S. Dollars, (ii) all payments of amounts due and owing in Canadian Dollars shall be made from Collections in Canadian Dollars to the extent there are sufficient Collections in Canadian Dollars to make all such payments, and (iii) all payments of amounts due and owing in U.S. Dollars shall be made from Collections in U.S. Dollars to the extent there are sufficient Collections in U.S. Dollars to make all such payments. If Collections in U.S. Dollars are insufficient to pay any amounts due and payable in U.S. Dollars, then the SPV shall exchange available Collections in Canadian Dollars from Canadian Dollars to U.S. Dollars at the applicable Spot Rate on such day for application in accordance with this Section 2.12 and the terms hereof. If Collections in Canadian Dollars are insufficient to pay any amounts due and payable in Canadian Dollars, then the SPV shall exchange available Collections in U.S. Dollars to Canadian Dollars at the applicable Spot Rate on such day for application in accordance with this Section 2.12 and the terms hereof.

SECTION 2.13 Optional Reduction of Net Investment. The SPV may at any time elect to cause the reduction of the Net Investment as follows:

(a) the SPV shall instruct the Servicer to (and the Servicer shall) set aside Collections and hold them in trust for the Managing Agents (on behalf of such Managing Agents’ Investor Groups) under Section 2.12(a)(iii)(A)(1) until the amount so set aside shall equal the desired amount of reduction, which amount of reduction shall not be less than $1,000,000;

(b) the SPV shall give the Agent and the Managing Agents at least three (3) Business Days’ prior written notice of the amount of such reduction and the date on which such reduction will occur, which shall be a Business Day (the “Optional Reduction Date”); and

(c) the SPV shall indemnify each Investor against any loss or expense incurred by such Investor, either directly or indirectly (including, in the case of any Conduit Investor, through a Program Support Agreement) as a result of any failure by the SPV to complete such optional reduction, including any loss or expense incurred by the Agent, any Managing Agent or any Investor, either directly or indirectly (including, in the case of any Conduit Investor, pursuant to a Program Support Agreement) by reason of maintaining or refinancing such Investment not so reduced on the related Optional Reduction Date as requested.

SECTION 2.14 Application of Collections Distributable to SPV. The Servicer shall allocate and apply, on behalf of the Agent, Collections distributable to the SPV hereunder pursuant to Section 2.12(c)(vi), in accordance with the instructions of the SPV, provided that the SPV shall instruct the Servicer to allocate and apply such Collections so that the operating expenses and other contractual obligations of the SPV (including under the First Tier Agreement) are timely paid when due.

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SECTION 2.15 Collections Held in Trust. So long as the SPV or the Servicer shall hold any Collections or Deemed Collections then or thereafter required to be paid by the SPV to the Servicer or by the SPV or the Servicer to the Agent, it shall hold such Collections in trust, and shall deposit such Collections into a Blocked Account at such times otherwise required by this Agreement. For so long as no Termination Event or Trigger Event has occurred and is continuing and unless specifically required to do otherwise in this Agreement, the Servicer may retain and apply in accordance with the terms of this Agreement any Collections until required to be deposited into a Blocked Account or paid to the Agent hereunder. The Net Investment shall not be deemed reduced by any amount held in trust pursuant to Sections 2.12 or 2.13 unless and until, and then only to the extent that, such amount is finally paid to and received by the Agent or the applicable Managing Agent in accordance with Sections 2.12 or 2.13.

SECTION 2.16 Reduction of Facility Limit. The SPV may, upon at least five (5) Business Days’ written notice to the Agent and each Managing Agent, from time to time, irrevocably reduce in part the unused portion of the Facility Limit; provided that (x) each partial reduction shall be in the amount of at least $1,000,000, or an integral multiple of $500,000 in excess thereof, and that, unless reduced in whole, the Facility Limit shall in no event be reduced below $50,000,000 and (y) any such reduction shall be accompanied by an equal and corresponding reduction of the Facility Limit under the CF Transfer Agreement.

SECTION 2.17 Increase of Commitments.

(a) From time to time prior to the Termination Date and in accordance with this Section 2.17, the SPV may, upon at least thirty (30) days’ prior written notice to the Agent (who shall promptly provide a copy of such notice to each Managing Agent), propose to increase the Facility Limit (each such increase, an “Incremental Commitment”); provided, that:

(i) the aggregate amount of all Incremental Commitments shall not exceed the Maximum Incremental Facility Amount;

(ii) any Incremental Commitment shall be in a minimum principal amount of $10,000,000 and in integral multiples of $10,000,000 in excess thereof and shall be offered to each Committed Investor on a pro-rata basis in proportion to the Commitment amount of such Committed Investor and shall be for a time period agreed to by all Committed Investors;

(iii) no Termination Event or Potential Termination Event shall exist and be continuing at the time of the establishment of any Incremental Commitment;

(iv) the conditions set forth in Section 5.3 shall be satisfied as of the date of the establishment of any Incremental Commitment;

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(v) the SPV shall have provided to the Agent a certificate, in form a detail reasonably acceptable to the Agent, demonstrating compliance with the terms of this Agreement taking into account such Incremental Commitment;

(vi) the Agent shall have received all documents (including resolutions of the board of directors of the SPV, the Servicer, Colliers and any other Originator and opinions of counsel to the such Persons) it may reasonably request relating to such Incremental Commitments, all in form and substance reasonably satisfactory to the Agent;

(vii) any Incremental Commitments shall have terms identical to those for the initial Commitments under this Agreement;

(viii) no Investor shall have any obligation to provide any Incremental Commitment, and any decision by an Investor to provide any Incremental Commitment shall be made in its sole discretion independently from any other Investor;

(ix) any Incremental Commitments shall be pursuant to a commitment agreement, joinder agreement or other document in form and substance reasonably acceptable to the Agent, and upon the effectiveness of such commitment agreement, joinder agreement or other document pursuant to the terms thereof, the Commitments, as applicable, shall automatically be increased by the amount of the Commitments added through such commitment agreement, joinder agreement or other document;

(x) the SPV shall pay any applicable upfront or arrangement fees in connection with such Incremental Commitments;

(xi) all other terms and conditions with respect to any such Incremental Commitments shall be reasonably satisfactory to the Agent; and

(xii) any such Incremental Commitment shall be accompanied by an equal and corresponding Incremental Commitment under the CF Transfer Agreement.

(b) Upon the effectiveness of any such Incremental Commitment the Commitments each Investor will be adjusted to give effect to the Incremental Commitments.

SECTION 2.18 Extension of Commitment Expiration Date/Non-Renewing Committed Investors. Not more than ninety (90) days or less than forty-five (45) days prior to the then current Commitment Expiration Date, the SPV may request an extension thereof for an additional period not to exceed 364 days. Each Committed Investor will inform the SPV at least thirty (30) days prior to the then current Commitment Expiration Date whether it consents to such extension (which election is in the sole discretion of each Committed Investor, and no response from any such Committed Investor will be deemed to be a denial). If at any time the SPV requests that the Committed Investors renew their Commitments hereunder and some but less than all the Committed Investors consent to such renewal, the SPV may arrange for an assignment, and such non-consenting Committed Investors shall agree to assign, to one or more financial institutions acceptable to the related Conduit Investor and the SPV of all the rights and obligations hereunder of each such non-consenting Committed Investor in accordance with Section 11.8. Any such assignment shall become effective on the then-current Commitment Expiration Date. Each Committed Investor which does not so consent to any renewal shall cooperate fully with the SPV in effectuating any such assignment. If none or less than all the Commitments of the non-renewing Committed Investors are so assigned as provided above, then the Commitment Expiration Date shall not be renewed. Any such extension of the Commitment Expiration Date must be accompanied by an equal and corresponding extension of the Commitment Expiration Date under the CF Transfer Agreement.

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ARTICLE III

ADDITIONAL COMMITTED INVESTOR PROVISIONS

SECTION 3.1 Assignment to Committed Investors.

(a) Assignment Amounts. At any time, if the related Managing Agent on behalf of such Conduit Investor in such Investor Group so elects, by written notice to the Agent, the SPV hereby irrevocably requests and directs that such Conduit Investor assign, and such Conduit Investor does hereby assign effective on the Assignment Date referred to below all or such portions as may be elected by the Conduit Investor of its interest in the Net Investment and the Portfolio at such time to the Committed Investors in its Investor Group pursuant to this Section 3.1 and the SPV hereby agrees to pay the amounts described in Section 3.1(b); provided that unless such assignment is an assignment of all of such Conduit Investor’s interest in the Net Investment and the Portfolio in whole, no such assignment shall take place pursuant to this Section 3.1 if a Termination Event described in Section 8.1(g) shall then exist. No further documentation or action on the part of such Conduit Investor or the SPV shall be required to exercise the rights set forth in the immediately preceding sentence, other than the giving of the notice by the related Managing Agent on behalf of such Conduit Investor referred to in such sentence and the delivery by the related Managing Agent of a copy of such notice to each Committed Investor in its Investor Group (the date of the receipt by such Managing Agent of any such notice being the “Assignment Date”). Each Committed Investor hereby agrees, unconditionally and irrevocably and under all circumstances, without setoff, counterclaim or defense of any kind, to pay the full amount of its Assignment Amount on such Assignment Date to the applicable Conduit Investor in immediately available funds to an account designated by the related Managing Agent. Upon payment of its Assignment Amount, each Related Committed Investor shall acquire an interest in the Portfolio and the Net Investment equal to its pro rata share (based on the outstanding portions of the Net Investment funded by it) of the assigned portion of the Net Investment.

(b) SPV’s Obligation to Pay Certain Amounts; Additional Assignment Amount. The SPV may in its sole discretion pay to the applicable Managing Agent, for the account of the applicable Conduit Investor, in connection with any assignment by such Conduit Investor to the Committed Investors in its Investor Group pursuant to this Section 3.1, an aggregate amount equal to all accrued but unpaid Yield to the extent attributable to the portion of the Net Investment so assigned to the Committed Investors (which Yield shall be determined for such purpose using the CP Rate most recently determined by the applicable Managing Agent) (as determined immediately prior to giving effect to such assignment), plus all other Aggregate Unpaids then owing to such Conduit Investor (other than the Net Investment and other than any Yield not described above) related to the portion of the Net Investment so assigned to the Committed Investors in its Investor Group. If the SPV fails to make payment of such amounts at or prior to the time of assignment by the Conduit Investor to the Committed Investors, such amount shall be paid by the Committed Investors (in accordance with their respective Pro Rata Shares) to the Conduit Investor as additional consideration for the interests assigned to the Committed Investors and the amount of the “Net Investment” hereunder held by the Committed Investors shall be increased by an amount equal to the additional amount so paid by the Committed Investors.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.1 Representations and Warranties of the SPV and the initial Servicer. Each of the SPV and the initial Servicer represents and warrants to the Agent, each Managing Agent, the Investors and the other Secured Parties, as to itself only, that, on the Closing Date, on each Investment Date and on each date of Reinvestment (except as expressly indicated otherwise):

(a) Existence and Power. It (i) is validly existing and in good standing under the laws of its jurisdiction of formation (except where the failure to be in good standing would not reasonably be expected to have a Material Adverse Effect), (ii) was duly incorporated or organized, as applicable, (iii) has all organizational power and all licenses, authorizations, consents and approvals of all Official Bodies required to carry on its business in each jurisdiction in which its business is now and proposed to be conducted (except where the failure to have any such licenses, authorizations, consents and approvals would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect) and (iv) is duly qualified to do business and is in good standing in every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Authorization; No Contravention. The execution, delivery and performance by it of this Agreement and the other Transaction Documents to which it is a party (i) are within its organizational powers, (ii) have been duly authorized by all necessary organizational action, (iii) require no action by or in respect of, or filing with, any Official Body or official thereof (except as contemplated by this Agreement, all of which have been (or as of the Closing Date will have been) duly made and in full force and effect), (iv) do not contravene or constitute a default under (A) its organizational documents, (B) any Law applicable to it, (C) any material contractual restriction binding on or affecting it or its property, including any other material Indebtedness of Colliers or any of its Subsidiaries or Affiliates or (D) any order, writ, judgment, award, injunction, decree or other instrument binding on or affecting it or its property except, with respect to clauses (B), (C) and (D) above, to the extent the contravention or default under such Law, contractual restriction, order, writ, judgment, award, injunction, decree or other instrument would not reasonably be expected to have a Material Adverse Effect or (v) result in the creation or imposition of any Adverse Claim upon or with respect to its property other than those contemplated by the Transaction Documents.

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(c) Binding Effect. Each of this Agreement and the other Transaction Documents to which it is a party, when delivered, will have been duly executed and delivered and will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable liquidation, conservatorship, bankruptcy, insolvency, assignment for the benefit of creditors, moratorium, rearrangement, receivership, reorganization, fraudulent transfer, fraudulent conveyance or other similar laws affecting the rights of creditors generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(d) Perfection Representations, Warranties and Covenants. In the case of the SPV, the representations and warranties set forth on Schedule 4.1(d) hereto are true and correct as of the Initial Investment Date, each other Investment Date and each date of Reinvestment.

(e) Accuracy of Information. All factual information heretofore or contemporaneously furnished by or on behalf of the SPV or the Servicer or any of their Subsidiaries or Affiliates in writing to any Investor, Managing Agent or the Agent (including, without limitation, all information contained in the Transaction Documents) for purposes of or in connection with this Agreement or any transaction contemplated herein is, and all other such factual information hereafter furnished by or on behalf of the SPV, the Servicer, or any of their Subsidiaries or Affiliates in writing to any Investor, Managing Agent or the Agent for purposes of or in connection with this Agreement or any transaction contemplated herein, do not contain as of the date furnished any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading in any material respect, when taken as a whole. The SPV, the Servicer and any of their Subsidiaries or Affiliates have disclosed to each Investor, each Managing Agent and the Agent (a) all agreements, instruments and corporate or other restrictions to which the SPV, the Servicer, each such Originator or Colliers or any of their Subsidiaries or Affiliates is subject, and (b) all other matters known to any of them, that individually or in the aggregate with respect to (a) and (b) above, would reasonably be expected to result in a Material Adverse Effect.

(f) Tax Status. It has (i) timely filed all material tax returns (federal, state and local) required to be filed and (ii) paid or made adequate provision for the payment of all taxes, assessments and other governmental charges levied or imposed upon it or its properties, income or assets otherwise due and payable and before they have become delinquent, except (a) taxes, assessments and other governmental charges that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside on the books and records, or (b) to the extent that the failure to do so would not reasonably be expected to result in a Material Adverse Effect.

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(g) Action, Suits. It is not in violation of any order of any Official Body. There are no actions, suits or proceedings pending or, to the best knowledge of the SPV, threatened in writing, at law, in equity, in arbitration or before any Official Body (i) against the SPV, the Servicer, any Originator or Colliers or any of their Subsidiaries or Affiliates challenging the validity or enforceability of any material provision of any Transaction Document, or (ii) that, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

(h) Margin Stock; Use of Proceeds. The SPV is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T, U and X, as issued by the Board of Governors of the Federal Reserve System), and in the case of the SPV, (i) no proceeds of any Investment or Reinvestment will be used by it (i) to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934, (ii) to acquire any equity security of a class which is registered pursuant to Section 12 of such act or (iii) for any other purpose that violates applicable Law, including Regulation U of the Board of Governors of the Federal Reserve System.

(i) Principal Place of Business; Chief Executive Office; Location of Records. Its principal place of business, chief executive office and the offices where it keeps all its Records, are located at the address(es) described on Schedule 4.1(i) or such other locations notified to the Agent in accordance with Section 6.2(g) and Section 7.7 in jurisdictions where all action required by Section 6.2(g) and Section 7.7 has been taken and completed.

(j) Subsidiaries; Tradenames, Etc. In the case of the SPV, as of the Closing Date: (i) it has no Subsidiaries; and (ii) it has not, within the last five (5) years, operated under any tradename other than its legal name, and, within the last five (5) years, it has not changed its name, merged with or into or consolidated with any other Person or been the subject of any proceeding under the Bankruptcy Code. Schedule 4.1(j) lists the correct Federal Employer Identification Number of the SPV and such number has not changed within the last twelve (12) months.

(k) Perfected Security Interest. In the case of the SPV, upon each Investment and Reinvestment, the Agent shall acquire a valid and enforceable perfected first priority ownership interest or a first priority perfected security interest in each Receivable and all other Affected Assets that exist on the date of such Investment or Reinvestment, with respect thereto, free and clear of any Adverse Claim (other than any Permitted Adverse Claim).

(l) Nature of Receivables. Each Receivable (i) represented by it to be an Eligible Receivable in any Servicer Report or (ii) included in the calculation of the Net Pool Balance in such Servicer Report in fact satisfies at the time of such calculation the definition of “Eligible Receivable” set forth herein. On the Initial Investment Date, each other Investment Date and each date of Reinvestment, it has no knowledge of any fact (including any defaults by the Obligor thereunder on any other Receivable) that would cause it or should have caused it to expect any payments on such Eligible Receivable not to be paid in full when due.

(m) Coverage Requirement. In the case of the SPV, (i) the sum of the Net Investment and the product of the U.S. Share and the Required Reserves shall not exceed the product of the U.S. Share and the Net Pool Balance and (ii) the sum of the Aggregate Net Investment and Required Reserves shall not exceed the Net Pool Balance.

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(n) Credit and Collection Policy. It has at all times complied in all material respects with the Credit and Collection Policy with regard to each Eligible Receivable.

(o) Material Adverse Effect. On and since the Closing Date, there has been no Material Adverse Effect.

(p) No Termination Event or Potential Termination Event. No event has occurred and is continuing and no condition exists which constitutes a Termination Event or a Potential Termination Event.

(q) Not an Investment Company. It is not required to register as an “investment company” or a company controlled by an “investment company” within the meaning of the Investment Company Act of 1940, as amended. In the case of the SPV, it is not a “covered fund” as defined under Section 13 of the Bank Holding Company Act of 1956, as amended (together with the implementing regulations thereunder, commonly referred to as the “Volcker Rule”). In determining that the SPV is not a “covered fund,” the SPV is entitled to rely on the exception to the definition of “investment company” set forth in Section 3(c)(5) of the Investment Company Act of 1940, as amended.

(r) Pension Plans. (i) Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (a) no steps have been taken by the Originator, Colliers, the SPV or an ERISA Affiliate of any of them or the PBGC under Section 4041 or Section 4042 of ERISA to terminate any Pension Plan the assets of which are not sufficient to satisfy all of its benefit liabilities (as determined under Title IV of ERISA), (b) no contribution failure has occurred or is expected to occur with respect to any Pension Plan sufficient to give rise to a lien under Section 303(k) of ERISA, or Section 430(k) of the Code and (c) each Pension Plan has been administered in all material respects in compliance with its terms and applicable provision of ERISA and the Code.

(ii)       All Non-U.S. Plans have been established, operated, administered and maintained in compliance with all laws, regulations and orders applicable thereto, except where failure so to comply could not be reasonably expected to have a Material Adverse Effect. All premiums, contributions and any other amounts required by applicable Non-U.S. Plan documents or applicable laws to be paid or accrued by Colliers and their Subsidiaries have been paid or accrued as required, except where failure so to pay or accrue could not be reasonably expected to have a Material Adverse Effect. Colliers and its ERISA Affiliates have not incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Plan that individually or in the aggregate are material.

(s) Blocked Accounts. The account numbers of the Blocked Accounts and the names and addresses of the related Blocked Account Banks where such Blocked Accounts are held as of the Initial Investment Date, each other Investment Date and each date of Reinvestment are specified in Schedule 4.1(s) (as such Schedule 4.1(s) shall be updated by adding any Blocked Account and the related Blocked Account Bank for which a Blocked Account Agreement has been executed in accordance with Section 7.3, upon notice to each Managing Agent and delivery of such agreement to the Servicer and the Agent). As of the Initial Investment Date and on each Investment Date and each date of Reinvestment thereafter, all Blocked Accounts are subject to Blocked Account Agreements. All Obligors have been instructed to make payment to a Blocked Account.

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(t) Bulk Sales. In the case of the SPV, no transaction contemplated hereby or by the First Tier Agreement requires compliance with any bulk sales act or similar law.

(u) Transfers under First Tier Agreement. In the case of the SPV, each Receivable has been purchased or otherwise acquired by it from the applicable Originator pursuant to, and in accordance with, the terms of the First Tier Agreement.

(v) Preference; Voidability. In the case of the SPV, it shall have given reasonably equivalent value to the applicable Originator in consideration for the transfer to it of the Affected Assets from such Originator, and each such transfer shall not have been made for or on account of an antecedent debt owed by such Originator to it and no such transfer is or may be voidable under any section of the Bankruptcy Code.

(w) Compliance with Applicable Laws; Licenses, Etc. (i) Each of the SPV and Servicer is in compliance with the requirements of all applicable Laws, rules, regulations, and orders of all Official Bodies applicable to it or its properties (including the Federal Consumer Credit Protection Act, as amended, Regulation Z of the Board of Governors of the Federal Reserve System, as amended, Laws, rules and regulations relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy and all other consumer laws, rules and regulations applicable to the Receivables), except in such instances in which (a) such requirement of Law, rule, regulation or order is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; and

(ii) it has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business (including any registration requirements or other actions as may be necessary in any applicable jurisdiction in connection with the ownership of the Contracts or the Receivables and other related assets), which violation or failure to obtain would be reasonably likely to have a Material Adverse Effect.

(x) Nonconsolidation. The SPV is operated in such a manner that the separate legal existence of the SPV, on the one hand, and the Servicer, Colliers and each Originator or any Affiliate thereof, on the other hand, would not be disregarded in the event of the bankruptcy or insolvency of the Servicer, Colliers, such Originator or any Affiliate thereof and, without limiting the generality of the foregoing:

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(i) the SPV is a limited purpose entity whose activities are restricted in its organizational documents to activities related to purchasing or otherwise acquiring receivables (including the Receivables) and related assets and rights and conducting any related or incidental business or activities it deems necessary or appropriate to carry out its primary purpose, including entering into the Transaction Documents;

(ii) the SPV has not engaged, and does not presently engage, in any activity other than those activities expressly permitted hereunder and under the other Transaction Documents, nor will the SPV be party to any agreement other than this Agreement, the other Transaction Documents to which it is a party and a services agreement with its independent manager, and incidental thereto;

(iii)(A) the SPV maintains its own deposit account or accounts, separate from those of any of its Affiliates, with commercial banking institutions, (B) the funds of the SPV are not and have not been diverted to any other Person or for any purpose other than the purpose of the SPV and activities incidental thereto and (C) except as may be expressly permitted by this Agreement, the funds of the SPV are not and have not been commingled with those of any of its Affiliates;

(iv) to the extent that the SPV contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any other Person, the costs incurred in so doing are fairly allocated to or among the SPV and such entities for whose benefit the goods and services are provided, and each of the SPV and each such entity bears its fair share of such costs; and except as permitted by the Transaction Documents, all material transactions between the SPV and any of its Affiliates shall be on an arm’s-length basis;

(v) the SPV maintains a principal executive and administrative office through which its business is conducted;

(vi) the SPV conducts its affairs strictly in accordance with its organizational documents and observes all necessary, appropriate and customary limited liability company formalities, including (A) holding all regular and special managers’ meetings appropriate to authorize all limited liability company action, (B) keeping separate and accurate minutes of such meetings, (C) passing all resolutions or consents necessary to authorize actions taken or to be taken, and (D) maintaining accurate and separate books, records and accounts, including intercompany transaction accounts;

(vii) all decisions with respect to its business and daily operations are independently made by the SPV (although the officer making any particular decision may also be an employee, officer or director of an Affiliate of the SPV) and are not dictated by any Affiliate of the SPV (other than Colliers, in its capacity as the “Member” of the SPV, in accordance with the SPV’s organizational documents) (it being understood that the Servicer, which is an Affiliate of the SPV, will undertake and perform all of the operations, functions and obligations of it set forth herein and it may appoint Sub-Servicers, which may be Affiliates of the SPV, to perform certain of such operations, functions and obligations);

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(viii) the SPV acts solely in its own name and through its own authorized officers, managers, members and agents, and no Affiliate of the SPV shall be appointed to act as its agent, except as expressly contemplated by this Agreement;

(ix) other than the CF SPV, no Affiliate of the SPV advances funds to the SPV, other than as is otherwise provided herein or in the other Transaction Documents;

(x) other than the SPV, no Affiliate of the SPV otherwise supplies funds to, or guaranties debts of, the SPV; provided that an Affiliate of the SPV may provide funds to the SPV in connection with the capitalization of the SPV;

(xi) other than organizational expenses and as expressly provided herein, the SPV pays all expenses, Indebtedness and other obligations incurred by it;

(xii) except as permitted by the Transaction Documents, the SPV does not guarantee, and is not otherwise liable, with respect to any obligation of any of its Affiliates;

(xiii) any financial reports required of the SPV comply with GAAP and are issued separately from, but may be consolidated with, any reports prepared for any of its Affiliates;

(xiv) at all times the SPV is adequately capitalized to engage in the transactions contemplated in its organizational documents;

(xv) the financial statements and books and records of the SPV, Colliers and the Originators reflect the separate limited liability company existence of the SPV;

(xvi) the SPV does not act as agent for any of the Originators or any Affiliate thereof, but instead presents itself to the public as an entity separate from each such Person and independently engaged in the business of purchasing and financing receivables (including the Receivables);

(xvii) the SPV maintains a 3-person board of managers, including at least one independent manager, who has not been at any time during the preceding five (5) years, and shall at no time, as long as such person is a manager of the SPV, be an equity owner, director, officer, employee or associate, or any relative of the foregoing, of any Originator or any Affiliate thereof (other than the SPV and any other bankruptcy-remote special purpose entity formed for the sole purpose of securitizing, or facilitating the securitization of, financial assets of any Originator or any Affiliate thereof), all as provided in its organizational documents, and is otherwise reasonably acceptable to the Agent; and

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(xviii) the organizational documents of the SPV require the unanimous vote of the managers before a voluntary petition under Section 301 of the Bankruptcy Code may be filed by the SPV.

(y) Other Debt. Except as provided herein, the SPV has not created, incurred, assumed or suffered to exist any Indebtedness other than (i) indebtedness of the SPV arising hereunder or under the First Tier Agreement, (ii) indebtedness due to accountants, auditors and other advisors in connection with the requirements of this Agreement and (iii) any obligations in respect of unpaid amounts under the CF Facility.

(z) Representations and Warranties in Other Related Documents. Each of the representations and warranties made by it contained in the Transaction Documents is true, complete and correct in all material respects (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which is true, complete and correct in all respects) and it hereby makes each such representation and warranty to, and for the benefit of, the Agent, each Managing Agent, the Investors and the other Secured Parties as if the same were set forth in full herein.

(aa) No Servicer Default. No event has occurred and is continuing and no condition exists which constitutes or may reasonably be expected to constitute a Servicer Default.

(bb) Necessary Consents. The Originators and Colliers have obtained all necessary consents to enter into the Transaction Documents, including any consents required under any material Indebtedness of Colliers or any of its Subsidiaries or Affiliates.

(cc) Anti-Money Laundering/International Trade Law Compliance.

(i) Neither the SPV, the Servicer nor any of their Subsidiaries, nor, to the knowledge of the either the SPV or the Servicer or, any director, officer, employee, agent, affiliate or representative thereof (in its capacity as such), is an individual or entity that is, or is owned or controlled by any individual or entity that is (a) currently the subject or target of any Sanctions or (b) principally located, organized or resident in a Designated Jurisdiction.

(ii) The SPV, the Servicer and their Subsidiaries have conducted their businesses in compliance, in all material respects, with the United States Foreign Corrupt Practices Act of 1977, and other similar anti-corruption legislation in other jurisdictions, in each case to the extent applicable to such Persons, and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

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ARTICLE V

CONDITIONS PRECEDENT

SECTION 5.1 Conditions Precedent to Closing. The occurrence of the Closing Date shall be subject to the conditions precedent that (i) the SPV or the Originators shall have paid in full (A) all amounts required to be paid by each of them on or prior to the Closing Date pursuant to the Fee Letters and (B) the fees and expenses described in clause (i) of Section 9.4 and invoiced prior to the Closing Date, (ii) satisfactory completion by the Agent of its due diligence process, and (iii) each Managing Agent shall have received, for itself and each of the Investors in its Investor Group, an original (unless otherwise indicated) of each of the following documents, each in form and substance reasonably satisfactory to each Managing Agent:

(a) A duly executed counterpart of this Agreement, the First Tier Agreement, the applicable Fee Letter and each of the other Transaction Documents executed by the Originators, the SPV, Colliers or the Servicer, as applicable.

(b) Acknowledgment copies or other evidence of filing acceptable to the Agent of proper financing statements (Form UCC-1) naming the SPV, as debtor, in favor of the Agent, as secured party, for the benefit of the Secured Parties or other similar instruments or documents as may be necessary or in the reasonable opinion of the Agent desirable under the UCC of all appropriate jurisdictions or any comparable law to perfect the Agent’s ownership or security interest in all assets (including, for the avoidance of doubt, in all Receivables and the other Affected Assets), and the SPV hereby authorizes the Agent to file the same.

(c) Acknowledgment copies or other evidence of filing acceptable to the Agent of proper financing statements (Form UCC-1), naming the Initial Originator, as the debtor, in favor of the SPV, as assignor secured party, and the Agent, for the benefit of the Secured Parties, as assignee secured party, or other similar instruments or documents as may be necessary or in the reasonable opinion of the Agent desirable under the UCC of all appropriate jurisdictions or any comparable law to perfect the SPV’s ownership interest in all Receivables and the other Affected Assets, and the Initial Originator and the SPV hereby authorize the Agent to file the same.

(d) Copies (or binding authorization to file same) of proper financing statements (Form UCC-3) necessary to terminate all security interests and other rights of any Person in Receivables or the other Affected Assets previously granted by the Initial Originator and the SPV.

(e) Certified copies of requests for information or copies (Form UCC-11) (or a similar search report certified by parties acceptable to the Agent) dated a date reasonably near the Closing Date listing all effective financing statements which name the SPV or the Initial Originator as debtor and which are filed in jurisdictions in which the filings were made pursuant to clauses (b) or (c) above and such other jurisdictions where the Agent may reasonably request, together with copies of such financing statements, and similar search reports with respect to federal tax liens and liens of the Pension Benefit Guaranty Corporation in such jurisdictions.

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(f) An electronic file identifying all Receivables and the Unpaid Balances thereon and such other information with respect to the Receivables as any Managing Agent may reasonably request.

(g) Satisfactory results of a review and agreed upon procedures audit of the SPV’s, Colliers’ and the Originators’ collection, operating and reporting systems, Credit and Collection Policy, historical receivables data and accounts, including satisfactory results of a review of the Originators’ operating location(s) and satisfactory review and approval of the Eligible Receivables in existence on the date of the initial purchase under the First Tier Agreement.

(h) Evidence satisfactory to the Agent that the conditions precedent in Section 5.1 of the CF Transfer Agreement have been fulfilled.

(i) Such other approvals, documents, instruments, certificates and opinions as the Agent, any Managing Agent or any Investor may reasonably request.

SECTION 5.2 Conditions Precedent to Initial Investment. The occurrence of the Initial Investment Date and the effectiveness of the Commitments hereunder shall be subject to (i) the satisfaction of the conditions precedent to the Closing Date in Section 5.1 and (ii) the conditions precedent that each Managing Agent shall have received, for itself and each of the Investors in its Investor Group, an original (unless otherwise indicated) of each of the following documents, each in form and substance reasonably satisfactory to each Managing Agent:

(a) A certificate, in form and substance reasonably satisfactory to the Agent, of the secretary or assistant secretary of the SPV, certifying and, if applicable, attaching as exhibits thereto, among other things:

(i) the organizational documents of the SPV;

(ii) resolutions of the board of managers or other governing body of the SPV authorizing the execution, delivery and performance by the SPV of this Agreement, the First Tier Agreement and the other Transaction Documents to be delivered by the SPV hereunder or thereunder and all other documents evidencing necessary limited liability company action and government approvals, if any; and

(iii) the incumbency, authority and signature of each officer of the SPV executing the Transaction Documents or any certificates or other documents delivered hereunder or thereunder on behalf of the SPV.

(b) A certificate, in form and substance reasonably satisfactory to the Agent, of the secretary or assistant secretary of the Originator and the Servicer certifying and, if applicable, attaching as exhibits thereto, among other things:

(i) the organizational documents of the Originator and the Servicer (certified by the Secretary of State or other similar official of its jurisdiction of organization, as of a recent date);

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(ii) the transactions contemplated by this Agreement and the Transaction Documents have been duly authorized by all necessary actions of the Originator and the Servicer; and

(iii) the incumbency, authority and signature of each officer of the Originator and the Servicer executing the Transaction Documents or any certificates or other documents delivered hereunder or thereunder on its behalf.

(c) A good standing certificate for the SPV issued by the Secretary of State or a similar official of the SPV’s jurisdiction of formation, dated not more than 30 days prior to the Initial Investment Date.

(d) A good standing or similar certificate for the Originator and the Servicer issued by the applicable Official Body of its jurisdiction of incorporation or organization, as applicable, dated not more than 30 days prior to the Initial Investment Date.

(e) An updated version of Schedule 4.1(s) identifying the account numbers of the Blocked Accounts and the names and addresses of the related Blocked Account Banks where such Blocked Accounts are held as of the Initial Investment Date, which Blocked Accounts shall be owned by the SPV.

(f) Executed copies of the Blocked Account Agreements relating to each of the Blocked Accounts.

(g) Favorable opinions of Sidley Austin LLP, special counsel to the SPV, the Servicer, the Initial Originator and Colliers, covering certain organizational, enforceability, security interest and insolvency matters in form and substance satisfactory to the Agent and Agent’s counsel.

(h) A favorable opinion of Torys LLP, special Canadian counsel to the Colliers, covering certain organizational matters in form and substance satisfactory to the Agent and Agent’s counsel.

(i) A Servicer Report as of the date of the most recently ended Calculation Period immediately prior to the Initial Investment Date.

(j) Evidence of payment of all reasonable and documented out-of-pocket fees and other amounts due and payable on or prior to the Initial Investment Date, including pursuant to the Fee Letters, and, to the extent invoiced, reimbursement or payment of all reasonable and documented out-of-pocket fees and expenses required to be reimbursed or paid by the SPV hereunder, excluding the allocated costs of internal counsel, but including the reasonable and documented out-of-pocket fees and expenses invoiced through the Initial Investment Date of FTI Consulting and of the Agent’s special counsel, Chapman and Cutler LLP and McCarthy Tétrault LLP, which may be deducted from the proceeds of the initial Investment.

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(k) Evidence satisfactory to the Agent that the conditions precedent to the Initial Investment Date in Section 5.2 of the CF Transfer Agreement have been fulfilled.

(l) Such other approvals, documents, instruments, certificates and opinions as the Agent, any Managing Agent or any Investor may reasonably request.

SECTION 5.3 Conditions Precedent to All Investments. Each Investment hereunder (including the initial Investment on the Initial Investment Date) shall be subject to the conditions precedent that (i) the Closing Date shall have occurred, (ii) the Initial Investment Date shall have occurred, and (iii) on the date of such Investment, as the case may be, the following statements shall be true (and the SPV by accepting the amount of such Investment shall be deemed to have certified that):

(a) The representations and warranties contained in Section 4.1 are true and correct in all material respects (except those representations and warranties qualified by materiality or by reference to a material adverse effect, which are true and correct in all respects) on and as of such day as though made on and as of such day and shall be deemed to have been made on such day (unless such representations and warranties specifically refer to a previous day, in which case, they shall be complete and correct in all material respects (or, with respect to such representations or warranties qualified by materiality or by reference to a material adverse effect, complete and correct in all respects) on and as of such previous day); provided that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed Collection and all required amounts with respect to which have been deposited into a Blocked Account or transferred to the Agent.

(b) Each Managing Agent shall have received an Investment Request, appropriately completed, within the time period required by Section 2.3.

(c) The Agent and each Managing Agent shall have received a Servicer Report dated no more than 30 days prior to the proposed Investment Date, and the information set forth therein shall be true, complete and correct in all material respects.

(d) No Termination Event or Potential Termination Event has occurred and is continuing and (A) the amount of such Investment will not exceed the amount available therefor under and, after giving effect thereto, (B) the sum of the Aggregate Net Investment and the Required Reserves will not exceed the Net Pool Balance, and (C) the sum of the Net Investment and the product of the U.S. Share and the Required Reserve, will not exceed the product of the U.S. Share and the Net Pool Balance, each as determined based on the most recently received Servicer Report delivered on or prior to such Investment Date.

SECTION 5.4 Reinvestments. It is expressly understood that each Reinvestment shall, unless otherwise directed by the Agent (with the consent or at the direction of the Managing Agents), occur automatically on each day that the Servicer shall receive any Collections without the requirement that any further action be taken on the part of any Person and notwithstanding the failure of the SPV to satisfy any of the conditions precedent in Section 5.3 in respect of such Reinvestment. The failure of the SPV to satisfy any of such conditions precedent in respect of any Reinvestment shall give rise to a right of the Agent, which right may be exercised at any time on demand of the Agent (with the consent or at the direction of the Managing Agents), to rescind the related purchase and direct the SPV to pay to the Agent for the benefit of the Investors an amount equal to the Collections prior to the Termination Date that shall have been applied to the affected Reinvestment.

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ARTICLE VI

COVENANTS

SECTION 6.1 Affirmative Covenants of the SPV and Servicer. At all times from the date hereof (except as expressly indicated otherwise) to the Final Payout Date, unless the Majority Investors shall otherwise consent in writing:

(a) Reporting Requirements. The SPV shall furnish to the Agent (with a copy to each Managing Agent):

(i) Annual Reporting. Promptly after the same are available and in any event within 90 days (or, if earlier, the date on which such financial statements are delivered under any Material Credit Facility) after the end of each fiscal year of Colliers, duplicate copies of (A)(1) a consolidated balance sheet of Colliers and its Subsidiaries as at the end of such year and (2) consolidated statements of income, changes in shareholders’ equity and cash flows of Colliers and its Subsidiaries for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon (without a “going concern” or similar qualification or exception and without any qualification or exception as to the scope of the audit on which such opinion is based) of independent public accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances and (B) a balance sheet of the SPV as at the end of such year, setting forth in comparative form the figures from the prior fiscal year, in reasonable detail, prepared in accordance with GAAP, and certified by a Responsible Officer as fairly presenting, in all material respects, the financial position of the SPV and its results of operations and cash flows, subject to changes resulting from year-end adjustments.

(ii) Quarterly Reporting. Promptly after the same are available and in any event within 45 days (or, if earlier, the date on which such financial statements are delivered under any Material Credit Facility) after the end of each of the first three quarters of each fiscal year of Colliers, duplicate copies of, (i) a consolidated balance sheet of Colliers and its Subsidiaries as at the end of such fiscal period, and (ii) consolidated statements of income, changes in shareholders’ equity and cash flows of Colliers and its Subsidiaries, for such fiscal period and (in the case of the second and third quarters) for the portion of the fiscal year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to interim financial statements generally, and certified by a Responsible Officer as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments.

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(iii) SEC and Other Reports. Promptly upon their becoming available, one copy of (i) each financial statement, report, circular, notice, proxy statement or similar document (not otherwise delivered to the holders pursuant to the terms of this Agreement) sent by Colliers or any Subsidiary (x) to its creditors under any Material Credit Facility (excluding information sent to such creditors in the ordinary course of administration of a credit facility, such as information relating to pricing and borrowing availability) or (y) to its public securities holders generally, and (ii) each regular or periodic report, each registration statement (without exhibits except as expressly requested by Colliers), and each prospectus and all amendments thereto filed by Colliers or any Subsidiary with the Securities and Exchange Commission or any similar U.S or Canadian Official Body or securities exchange and of all press releases and other statements made available generally by the Parent Guarantor or any Subsidiary to the public concerning any material developments. Any item required to be delivered pursuant to this Section 6.1(a)(i), (ii) or (iii) shall be deemed to be delivered if Colliers shall have timely filed any such items on, as the case may be, SEDAR or EDGAR and shall have made such items available on its home page on the internet or on IntraLinks or on any other similar website to which the Agent has free access.

(iv) Compliance Certificate. Together with the financial statements required hereunder, a compliance certificate signed by a Responsible Officer of Colliers stating that (A) the attached financial statements have been prepared in accordance with GAAP and accurately reflect the financial condition of the SPV or the Originators and Colliers and their respective Subsidiaries, as applicable, and (B) to the best of such Person’s knowledge, no Termination Event or Potential Termination Event exists, or if any Termination Event or Potential Termination Event exists, stating the nature and status thereof.

(v) Notices. Promptly after receipt thereof, copies of all notices received by the SPV from any Originator or Colliers.

(vi) Notice of Termination Events or Potential Termination Events; Etc. (A) Promptly after any of its Responsible Officers obtains knowledge of the occurrence of each Termination Event or Potential Termination Event, a statement of one of its Responsible Officers setting forth details of such Termination Event or Potential Termination Event and the action which it proposes to take with respect thereto, which information shall be updated promptly from time to time upon the request of the Agent; (B) promptly after any of its Responsible Officers obtains knowledge thereof, notice of any litigation, investigation or proceeding that may exist at any time between it and any Person, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected to have a Material Adverse Effect or any litigation or proceeding relating to any Transaction Document; and (C) promptly after knowledge of the occurrence thereof, notice of a Material Adverse Effect.

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(vii) Change in Credit and Collection Policy. At least five (5) Business Days prior to the date any material change in or amendment to the Credit and Collection Policy is made, a copy of the Credit and Collection Policy then in effect as well as the proposed change or amendment.

(viii) Credit and Collection Policy. Promptly after written request, a complete copy of the Credit and Collection Policy then in effect, if requested by any Managing Agent in writing.

(ix) ERISA. (A) Promptly after its Responsible Officer obtains knowledge of the filing, giving or receiving thereof, copies of all notices with respect to any Reportable Event pertaining to any Pension Plan and copies of any notice by any Originator, Colliers, the SPV or an ERISA Affiliate of any of them or the PBGC of its intent to terminate any Pension Plan under Section 4041 or Section 4042 of ERISA, and (B) promptly after its Responsible Officer obtains knowledge of the occurrence thereof, written notice of any contribution failure with respect to any Pension Plan sufficient to give rise to a lien under Section 303(k) of ERISA or Section 430(k) of the Code; provided, that in the case of clauses (A) and (B), only if it is reasonably likely that such occurrence would have a Material Adverse Effect.

(x) Material Financial Penalty with respect to Non-U.S. Plans. Prompt notice of the receipt of notice of the imposition of a material financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans.

(xi) Other Information. Such other information (including non-financial information) as the Agent or any Managing Agent may from time to time reasonably request with respect to any Originator, Colliers, the SPV or the Servicer.

(b) Conduct of Business; Ownership. Each of the SPV and the Servicer shall continue to engage in business of the same general types as now conducted by them (including businesses reasonably related or incidental thereto) as it is presently conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. Each of the SPV and the Servicer shall do all things necessary to remain duly organized, validly existing and in good standing in its jurisdiction of formation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. The SPV shall at all times be a wholly-owned direct or indirect Subsidiary of Colliers.

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(c) Compliance with Laws, Etc. Each of the SPV and the Servicer complying in all material respects with all Laws to which it or its respective properties may be subject and preserve and maintain its corporate or limited liability company existence, rights, franchises, qualifications and privileges, except to the extent any non-compliance would not reasonably be expected to have a Material Adverse Effect.

(d) Furnishing of Information and Inspection of Records. Each of the SPV and the Servicer shall furnish to the Agent and each Managing Agent from time to time such information with respect to the Affected Assets as the Agent or a Managing Agent may reasonably request, including listings identifying the Obligor and the Unpaid Balance for each Receivable. Each of the SPV and the Servicer shall, at any time and from time to time during regular business hours upon reasonable notice, at the expense of the SPV, as requested by the Agent or a Managing Agent, permit the Agent or Managing Agent, or its agents or representatives, (i) to examine and make copies of and take abstracts from all books, records and documents (including computer tapes and disks) relating to the Receivables or other Affected Assets, including the related Contracts and (ii) to visit the offices and properties of the SPV, each Originator, Colliers or the Servicer, as applicable, for the purpose of examining such materials described in clause (i), and to discuss matters relating to the Affected Assets or the SPV’s, each Originator’s, Colliers’s or the Servicer’s performance hereunder, under the Contracts and under the other Transaction Documents to which such Person is a party with any of the officers, employees or independent public accountants of the SPV, each Originator, Colliers or the Servicer, as applicable, having knowledge of such matters which are reasonably selected for such purpose by the SPV, each Originator, Colliers or the Servicer, as applicable; provided, that, the SPV and the Servicer shall be required to provide and pay for only one such examination and visit during any rolling-twelve month period if no Termination Event is continuing.

(e) Keeping of Records and Books of Account. Each of the SPV and the Servicer shall maintain and implement administrative and operating procedures (including an ability to recreate records evidencing Receivables and related Contracts in the event of the destruction of the originals thereof), and keep and maintain all documents, books, computer tapes, disks, records and other information, reasonably necessary or advisable for the collection of all Receivables (including records adequate to permit the daily identification of each new Receivable and all Collections of and adjustments to each existing Receivable). Each of the SPV and the Servicer shall give the Agent and each Managing Agent prompt notice of any material change in its administrative and operating procedures referred to in the previous sentence.

(f) Performance and Compliance with Receivables, Contracts and Credit and Collection Policy. Each of the SPV and the Servicer shall, (i) at its own expense, timely and fully perform and comply with all material provisions, covenants and other promises required to be observed by it under the Contracts related to the Receivables in accordance with the Credit and Collection Policy; and (ii) timely and fully comply in all material respects with the Credit and Collection Policy in regard to each Eligible Receivable and the related Contract.

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(g) Notice of Agent’s Interest. In the event that the SPV shall sell or otherwise transfer any interest in accounts receivable or any other financial assets (other than as contemplated by the Transaction Documents), any computer tapes or files or other documents or instruments provided by the Servicer in connection with any such sale or transfer shall disclose the SPV’s ownership of the Receivables and the Agent’s interest therein.

(h) Collections. The SPV and the Servicer have instructed, or shall instruct, all Obligors to cause all Collections to be deposited directly to a Blocked Account or to post office boxes to which only Blocked Account Banks have access and shall instruct the Blocked Account Banks to cause all items and amounts relating to such Collections received in such post office boxes to be removed and deposited into a Blocked Account on a daily basis. From and after the Initial Investment Date, the SPV and the Servicer shall use commercially reasonably efforts to ensure that no other funds are commingled with Collections in the Blocked Accounts.

(i) Collections Received. From and after the Initial Investment Date, each of the SPV and the Servicer shall hold in trust, and deposit, promptly, but in any event not later than three (3) Business Days following its receipt thereof, to a Blocked Account all Collections received by it from time to time.

(j) Blocked Accounts. Each Blocked Account shall on the Initial Investment Date and at all times thereafter be subject to a Blocked Account Agreement.

(k) Sale Treatment. The SPV shall not (i) treat, the transactions contemplated by the First Tier Agreement in any manner other than as a sale or contribution (as applicable) of Receivables by the Originators to the SPV, except to the extent that such transactions are not recognized on account of consolidated financial reporting in accordance with GAAP or are disregarded for tax purposes or (ii) treat (other than for tax purposes) the transactions contemplated hereby in any manner other than as a sale of the Portfolio by the SPV to the Agent on behalf of the Investors. In addition, the SPV shall disclose (in a footnote or otherwise) in all of its financial statements (including any such financial statements consolidated with any other Person’s financial statements) the existence and nature of the transaction contemplated hereby and by the First Tier Agreement and the interest of the SPV (in the case of an Originator’s financial statements) and the Agent, on behalf of the Investors, in the Affected Assets.

(l) Separate Business; Nonconsolidation. The SPV shall not (i) engage in any business not permitted by its organizational documents or (ii) conduct its business or act in any other manner which is inconsistent with Section 4.1(x).

(m) Organizational Documents. The SPV shall only amend, alter, change or repeal its organizational documents with the prior written consent of the Agent.

(n) Ownership Interest, Etc. The SPV shall, at its expense, take all action necessary or desirable to establish and maintain a valid and enforceable ownership or security interest in the Receivables, the Related Security and proceeds with respect thereto, and a first priority perfected security interest in the Affected Assets, in each case free and clear of any Adverse Claim (other than any Permitted Adverse Claim), in favor of the Agent for the benefit of the Secured Parties, including taking such action to perfect, protect or more fully evidence the interest of the Agent, as any Managing Agent may reasonably request.

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(o) Enforcement of First Tier Agreement. The SPV, on its own behalf and, during the continuation of a Termination Event or Potential Termination Event, on behalf of the Agent, each Managing Agent and each Secured Party, shall promptly enforce all covenants and obligations of the Originators contained in the First Tier Agreement. During the continuation of a Termination Event or Potential Termination Event, the SPV shall deliver consents, approvals, directions, notices, waivers and take other actions under the First Tier Agreement as may be directed by any Managing Agent consistent with the SPV’s rights thereunder.

(p) Perfection Covenants. From and after the Initial Investment Date, the SPV shall comply with each of the covenants set forth in the Schedule 4.1(d) which are incorporated herein by reference.

(q) Solvency of SPV. The fair value of the assets of the SPV, at a fair valuation, will, at all times prior to the Final Payout Date, exceed its debts and liabilities, subordinated, contingent or otherwise. The present fair saleable value of the property of the SPV, at all times prior to the Final Payout Date, will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured. The SPV will, at all times prior to the Final Payout Date, be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured. The SPV will not, at any time prior to the Final Payout Date, have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(r) Good Title. In the case of the SPV, upon each Investment and Reinvestment, the Agent shall acquire a valid and enforceable perfected first priority ownership interest or a first priority perfected security interest in each Eligible Receivable and all other Affected Assets that exist on the date of such Investment or Reinvestment, with respect thereto, free and clear of any Adverse Claim.

(s) Use of Proceeds. The SPV shall use the proceeds of any Investment or Reinvestment solely for (i) the repayment of Investments or CF Investments; (ii) to purchase Receivables pursuant to the First Tier Agreement; (iii) to make equity distributions to Colliers; (iv) the repayment of subordinated loans; and (v) to pay fees and expenses related to the transactions contemplated hereby.

(t) Tax Election. If the SPV is classified as a partnership for U.S. federal income tax purposes, then the Servicer (i) shall be designated as the partnership representative of the SPV under Section 6223(a) of the Code to the extent allowed under law and (ii) will or will cause the SPV, to the extent eligible, to make the election under Section 6221(b) of the Code for determinations of adjustments at the partnership level and take any other action necessary or appropriate for the election. If that election is not available, to the extent applicable, the Servicer will or will cause the SPV to make the election under Section 6226(a) of the Code for the alternative to payment of imputed underpayment by a partnership and take any other action necessary or appropriate for the election.

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SECTION 6.2 Negative Covenants of the SPV and Servicer. At all times from the date hereof to the Final Payout Date, unless the Majority Investors shall otherwise consent in writing:

(a) No Sales, Liens, Etc. (i) Except as otherwise provided herein and in the First Tier Agreement, neither the SPV nor the Servicer shall sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon (or the filing of any financing statement) or with respect to (A) any of the Affected Assets, or (B) any proceeds of inventory or goods, the sale of which may give rise to a Receivable, or assign any right to receive income in respect thereof, other than with respect to (x) any inventory or goods described in the collateral description of the UCC financing statements attached as Exhibit H, or any substantially similar assets subject to the grant of a security interest by the debtors named therein, (y) any Adverse Claim that is immaterial in nature in the reasonable opinion of the Agent, and (z) any Adverse Claim that is automatically released upon the sale or transfer of the related Receivable by the SPV pursuant to this Agreement and (ii) the SPV shall not issue any security to, or sell, transfer or otherwise dispose of any of its property or other assets (including the property sold to it by an Originator under Section 2.1 of the First Tier Agreement) to, any Person other than an Affiliate (which Affiliate is not a special purpose entity organized for the sole purpose of issuing asset backed securities) or as otherwise expressly provided for in the Transaction Documents.

(b) No Extension or Amendment of Receivables. Except as otherwise permitted in Section 7.2, neither the SPV nor the Servicer shall extend, amend or otherwise modify the terms of any Receivable, or amend, modify or waive any term or condition of any Contract related thereto.

(c) No Change in Credit and Collection Policy. Neither the SPV nor the Servicer shall make any change in the Credit and Collection Policy, which change would materially impair the collectability of any Eligible Receivable or reasonably be expected to have a Material Adverse Effect in the commercially reasonable discretion of the Agent.

(d) No Subsidiaries, Mergers, Etc. Neither the SPV nor the Servicer shall consolidate or merge with or into, or sell, lease or transfer all or substantially all of its assets to, any other Person, unless in the case of any such action by the Servicer (i) no Termination Event or Material Adverse Effect would occur or be reasonably likely to occur as a result of such transaction and (ii) such Person executes and delivers to the Agent and each Managing Agent an agreement by which such Person assumes the obligations of the Servicer hereunder and under the other Transaction Documents to which it is a party, or confirms that such obligations remain enforceable against it, together with such certificates and opinions of counsel as any Managing Agent may reasonably request, or the Servicer is the surviving entity in any such merger or consolidation. The SPV shall not form or create any Subsidiary, or divide itself into one or more limited liability companies.

(e) Change in Payment Instructions to Obligors. Neither the SPV nor the Servicer shall add or terminate any bank as a Blocked Account Bank or any account as a Blocked Account to or from those listed in Schedule 4.1(s) or make any change in its instructions to Obligors regarding payments to be made to any Blocked Account, unless (i) such instructions are to deposit such payments to another existing Blocked Account or (ii) the Agent shall have received written notice of such addition, termination or change at least thirty (30) days prior thereto (except with respect to such additions made in accordance with Section 5.2(e)) and the Agent shall have received a Blocked Account Agreement executed by each new Blocked Account Bank or an existing Blocked Account Bank with respect to each new Blocked Account, as applicable.

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(f) Deposits to Blocked Accounts. From and after the Initial Investment Date, neither the SPV nor the Servicer will deposit or otherwise credit, or cause or permit to be so deposited or credited, to any Blocked Account cash or cash proceeds other than Collections of Receivables.

(g) Change of Name, Etc. The SPV shall not change its name, identity or structure (including a merger) or the location of its jurisdiction of formation or any other change which could render any UCC financing statement filed in connection with this Agreement or any other Transaction Document to become “seriously misleading” under the UCC, unless at least thirty (30) days prior to the effective date of any such change the SPV delivers to each Managing Agent (i) such documents, instruments or agreements, executed by the SPV as are necessary to reflect such change and to continue the perfection of the Agent’s ownership interests or security interests in the Affected Assets and (ii) new or revised Blocked Account Agreements executed by the Blocked Account Banks which reflect such change and enable the Agent to continue to exercise its rights contained in Section 7.3.

(h) Amendment to First Tier Agreement. The SPV shall not amend, modify, or supplement the First Tier Agreement or waive any provision thereof, in each case except with the prior written consent of the Majority Investors; nor shall the SPV take, or permit any Originator to take, any other action under the First Tier Agreement that would reasonably be expected to result in a material adverse effect on the Agent, any Managing Agent or any Investor or which is inconsistent in any material manner with the terms of this Agreement.

(i) Amendment to Organizational Documents. The SPV will not amend its organizational documents filed with the Secretary of the State of Delaware without the consent of the Agent.

(j) Other Debt. Except as provided herein, after the date hereof, the SPV shall not create, incur, assume or suffer to exist any Indebtedness whether current or funded, or any other liability other than (i) Indebtedness of the SPV representing fees, expenses and indemnities arising hereunder or under the First Tier Agreement for the purchase price of the Receivables and other Affected Assets under the First Tier Agreement, (ii) indebtedness due to accountants and auditors in connection with the requirements of this Agreement and (iii) any obligations in respect of unpaid amounts under the CF Facility.

(k) Payment to the Originators. The SPV shall not acquire any Receivable other than through, under, and pursuant to the terms of the First Tier Agreement, through the payment by the SPV either in cash or by increase of the capital contribution of the Originators pursuant to the First Tier Agreement in an amount equal to the unpaid purchase price for such Receivable as required by the terms of the First Tier Agreement.

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(l) Restricted Payments. The SPV shall not (A) purchase or redeem any Equity Interest in the SPV, (B) prepay, purchase or redeem any Indebtedness, (C) lend or advance any funds or (D) repay any loans or advances to, for or from any of its Affiliates (the amounts described in clauses (A) through (D) being referred to as “Restricted Payments”), except that the SPV may (1) make Restricted Payments out of funds received pursuant to Section 2.2 and (2) may make other Restricted Payments (including the payment of dividends or distributions) if the Agent consents to such payment in its sole discretion.

(m) Anti-Corruption.

(i) The SPV and the Servicer shall not, directly or, to the knowledge of the SPV or the Servicer, indirectly, use the proceeds of any Investment, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity, to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any individual or entity (including any individual or entity participating in the transaction, whether as Agent, a Managing Agent and Investor or otherwise) of Sanctions.

(ii)       The SPV and the Servicer shall not directly or, to the knowledge of the SPV or the Servicer, indirectly, use any Investment or the proceeds of any Investment for any purpose which would breach the United States Foreign Corrupt Practices Act of 1977 or other similar anti-corruption legislation in other jurisdictions, in each case as applicable to the SPV, the Servicer or Subsidiary.

(n) Divisions. For all purposes under the Transaction Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its equity interests at such time.

ARTICLE VII

ADMINISTRATION AND COLLECTIONS

SECTION 7.1 Appointment of Servicer.

(a) The servicing, administering and collection of the Receivables shall be conducted by the Person so designated from time to time as servicer (the “Servicer”) in accordance with this Section 7.1. Colliers International WA, LLC is hereby designated as, and hereby agrees to perform the duties and obligations of, the Servicer pursuant to the terms hereof. Each of the Agent, the Managing Agents and the Investors hereby appoints as its agent the Servicer, from time to time designated pursuant to this Section, to enforce its respective rights and interests in and under the Affected Assets, and the SPV hereby consents to such appointment. To the extent permitted by applicable law, each of the SPV and the Originators (to the extent not then acting as Servicer hereunder and only to the extent consistent with its obligations under the First Tier Agreement) hereby grants to any Servicer appointed hereunder an irrevocable power of attorney to take any and all steps in the SPV’s and/or such Originator’s name and on behalf of the SPV or such Originator as necessary or desirable, in the reasonable determination of the Servicer, to collect all amounts due under any and all Receivables, including endorsing the SPV’s and/or such Originator’s name on checks and other instruments representing Collections and enforcing such Receivables and the related Contracts and to take all such other actions set forth in this Article VII. At any time following the occurrence and during the continuation of a Servicer Default, the Agent may, upon the direction of the Majority Investors by notice to the initial Servicer or any successor Servicer, designate as Servicer any Person (including the Agent) to succeed the initial Servicer or any successor Servicer, on the condition in each case that any such Person so designated shall agree to perform the duties and obligations of the Servicer pursuant to the terms hereof.

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(b) Upon the designation of a successor Servicer as set forth above, the existing Servicer agrees that it will terminate its activities as Servicer hereunder in a manner which the Agent determines will facilitate the transition of the performance of such activities to the new Servicer, and the existing Servicer shall cooperate with and assist such new Servicer. Such cooperation shall include access to and transfer of records and use by the new Servicer of all records, licenses, hardware or software necessary or desirable to collect the Receivables and the Related Security.

(c) The existing Servicer acknowledges that the SPV, the Agent, each Managing Agent and the Investors have relied on the existing Servicer’s agreement to act as Servicer hereunder in making their decision to execute and deliver this Agreement. Accordingly, the existing Servicer agrees that it will not voluntarily resign as Servicer.

(d) The Servicer may delegate its duties and obligations hereunder to any subservicer (each, a “Sub-Servicer”), including but not limited to any other Originator; provided that, in each such delegation, (i) any Sub-Servicer which is not an Affiliate of Colliers shall agree in writing to perform the duties and obligations of the Servicer pursuant to the terms hereof, and (ii) the Servicer shall remain directly liable to the SPV, the Agent, the Managing Agents and the Investors for the performance of the duties and obligations so delegated. The parties hereto hereby acknowledge the delegation by the Servicer of its duties and obligations hereunder to Colliers Macaulay Nicolls Inc.

SECTION 7.2 Duties of Servicer. (a) The Servicer shall take or cause to be taken all reasonable action as may be necessary or advisable to collect each Receivable from time to time, all in accordance with this Agreement and all applicable Law, with reasonable care and diligence, and in accordance with the Credit and Collection Policy. The Servicer shall set aside (and, if applicable, segregate) and hold in trust for the accounts of the SPV, the Agent and each Managing Agent the amount of the Collections to which each is entitled in accordance with Article II. So long as no Termination Event shall have occurred and be continuing, the Servicer may, in accordance with the Credit and Collection Policy, extend the maturity or adjust the Unpaid Balance of any Receivable, including any Defaulted Receivable or Delinquent Receivable, or amend, modify or waive any term or condition of any Contract related thereto, in each case, as the Servicer may determine to be appropriate to maximize Collections thereof; provided that (i) such extension, adjustment or modification shall not alter the status of such Receivable as a Defaulted Receivable or Delinquent Receivable or limit the rights of the SPV or any Secured Party under this Agreement and (ii) if a Termination Event has occurred and is continuing, then the Servicer may make such extension, adjustment or modification only with the approval of the Agent. The SPV shall deliver to the Servicer and the Servicer shall hold in trust for the SPV and the Agent, on behalf of the Investors, in accordance with their respective interests, all Records which evidence or relate to any Affected Asset. Notwithstanding anything to the contrary contained herein, at any time when a Termination Event is continuing, the Agent shall have the right to direct the Servicer to commence or settle any legal action to enforce collection of any Receivable or to foreclose upon or repossess any Affected Asset. The Servicer shall not make the Agent, any Managing Agent or any other Secured Party a party to any litigation without the prior written consent of such Person. At any time when a Termination Event exists and is continuing, the Agent may notify any Obligor of its interest in the Receivables and the other Affected Assets.

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(b) Notwithstanding anything to the contrary contained in this Article VII, none of the Servicer, if not the SPV, any Originator or any Affiliate of the SPV or any Originator, shall have any obligation to collect, enforce or take any other action described in this Article VII with respect to any indebtedness that is not included in the Portfolio.

(c) Any payment by an Obligor in respect of any indebtedness owed by it to an Originator shall, except as otherwise specified by such Obligor, required by contract or law or clearly indicated by facts or circumstances (including by way of example an equivalence of a payment and the amount of a particular invoice), and unless otherwise instructed by the Agent, be applied as a Collection of any Receivable of such Obligor (starting with the oldest such Receivable) to the extent of any amounts then due and payable thereunder before being applied to any other receivable or other indebtedness of such Obligor.

SECTION 7.3 Blocked Account Arrangements. On or prior to the Initial Investment Date the SPV shall enter into Blocked Account Agreements with respect to all of the Blocked Accounts with all of the related Blocked Account Banks, and deliver executed counterparts thereof to the Agent. The Agent may at any time after the occurrence and during the continuation of a Termination Event or Trigger Event give notice to each Blocked Account Bank that the Agent is exercising its rights under the Blocked Account Agreements to do any or all of the following: (i) to have the exclusive control of the Blocked Accounts transferred to the Agent and to exercise exclusive dominion and control over the funds deposited therein, (ii) to have the proceeds that are sent to the respective Blocked Accounts be redirected pursuant to its instructions rather than deposited in the applicable Blocked Account, and (iii) to take any or all other actions permitted under the applicable Blocked Account Agreement. Each of the Servicer, the SPV and each Originator hereby agrees that if the Agent, at any time, takes any action set forth in the preceding sentence, the Agent shall have exclusive control of the proceeds (including Collections) of all Receivables and each of the Servicer, the SPV and each Originator hereby further agrees to take any other action that the Agent may reasonably request to transfer such control. Any proceeds of Receivables received by any of the Originators, the Servicer or the SPV thereafter shall be sent promptly (but in any event within three (3) Business Days of receipt) to a Blocked Account. The parties hereto hereby acknowledge that if at any time the Agent takes control of any Blocked Account, the Agent shall distribute or cause to be distributed such funds in accordance with Section 7.2(b) and Article II (in each case as if such funds were held by the Servicer thereunder). If at any time the Blocked Account Bank delivers written notice to terminate the applicable Blocked Account Agreement in accordance with the terms thereof because of a Trigger Event, the Agent takes control of the applicable Blocked Account and no Termination Event has occurred and is continuing, then any amounts received by the Agent shall be applied by the Agent to the Aggregate Unpaids that are due and owing in accordance with the priority of payments set forth in the applicable provisions of Section 2.12 (as if such funds were held by the Servicer thereunder). After giving effect to any retention pursuant to the immediately preceding sentence, the Agent shall promptly pay any other amounts received by the Agent to an account designated by the SPV in accordance with Section 2.12. The Servicer, the SPV and each Originator further agree that from and after the occurrence of the Termination Date, they will not withdraw or transfer any amounts from a Blocked Account, except: (i) to another Blocked Account, or (ii) otherwise with the written consent of the Agent.

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SECTION 7.4 Enforcement Rights. (a) At any time following the occurrence and during the continuation of a Termination Event:

(i) the Agent may direct the Obligors that payment of all amounts payable under any Receivable be made directly to the Agent or its designee;

(ii) the SPV shall, at the Agent’s request and at the SPV’s expense, give notice of the Agent’s, the SPV’s, and/or the Investors’ ownership of the Receivables and (in the case of the Agent) interest in the Portfolio to each Obligor and direct that payments be made directly to the Agent or its designee, except that if the SPV fails to so notify each obligor, the Agent may so notify the Obligors; and

(iii) the SPV shall, at the Agent’s request, (A) assemble all of the Records and shall make the same available to the Agent or its designee at a place selected by the Agent or its designee, and (B) segregate all cash, checks and other instruments received by it from time to time constituting Collections in a manner acceptable to the Agent and shall, promptly upon receipt, remit all such cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to the Agent or its designee.

(b) Each of the SPV and the Originators hereby authorizes the Agent, and irrevocably appoints the Agent as its attorney-in-fact with full power of substitution and with full authority in the place and stead of the SPV or the Originators, as applicable, which appointment is coupled with an interest, to take any and all steps in the name of the SPV or the Originators, as applicable, and on behalf of the SPV or the Originators, as applicable, necessary or desirable, in the determination of the Agent, to collect any and all amounts or portions thereof due under any and all Receivables or Related Security, including endorsing the name of the applicable Originator on checks and other instruments representing Collections and enforcing such Receivables, Related Security and the related Contracts. Notwithstanding anything to the contrary contained in this subsection (b), none of the powers conferred upon such attorney-in-fact pursuant to the immediately preceding sentence shall subject such attorney-in-fact to any liability if any action taken by it shall prove to be inadequate or invalid, nor shall they confer any obligations upon such attorney-in-fact in any manner whatsoever, in each case, other than actions resulting from the gross negligence or willful misconduct of such attorney-in-fact. The Agent hereby agrees only to use such power of attorney following the occurrence and during the continuation of a Termination Event.

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SECTION 7.5 Servicer Default. The occurrence of any one or more of the following events shall constitute a “Servicer Default”:

(a) The Servicer (i)  fails to pay when and as required to be paid herein, any payment or deposit required to be made by it hereunder when due within five (5) Business Days after the same becomes due, (ii) fails to observe or perform in any material respect any term, covenant or agreement on the Servicer’s part to be performed under Sections 2.8 (reports), 2.12 (settlement procedures), 6.1(a) (reporting requirements), 6.1(b) (conduct of business; ownership), 6.1(f) (performance and compliance with receivables, contracts and credit and collection policy), 6.1(h) (collections), 6.1(i) (collections received), 6.2(a) (no sales, liens, etc.), 6.2(c) (no change in credit and collection policy), 6.2(d) (no subsidiaries, mergers, etc.), 6.2(e) (change in payment instructions to obligors), or 6.2(f) (deposits to blocked accounts) (any of the preceding parenthetical phrases in this clause (ii) are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof) within (A) two (2) Business Days with respect to Section 2.8 or (B) within five (5) Business Days with respect to each other Section after the earlier of the Servicer having received written notice of such failure from the Agent or actual knowledge of a Responsible Officer of the Servicer or SPV or (iii)  fails to observe or perform in any material respect any other term, covenant or agreement hereunder or under any of the other Transaction Documents on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of the Servicer having received written notice of such failure from the Agent or actual knowledge of a Responsible Officer of the Servicer or SPV; or

(b) any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Servicer herein or in any other Transaction Document to which it is a party or in any document required to be delivered in connection herewith or therewith shall be false in any material respect when made or deemed made; or

(c)(i) the Servicer (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness (other than Indebtedness hereunder (if any) and Indebtedness under Swap Contracts) having an aggregate principal amount (including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due and payable or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, in each case, prior to its stated maturity (provided, that this clause (B) shall not apply to any Indebtedness that becomes due or subject to a mandatory offer to purchase as a result of a Disposition of assets or change of control, if such Disposition or change of control is permitted or not restricted hereunder); or (ii) there occurs under any Swap Contract an “Early Termination Date” (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Servicer is the “Defaulting Party” (as defined in such Swap Contract) or (B) any “Termination Event” (as so defined) under such Swap Contract as to which the Servicer is an “Affected Party” (as so defined) and, in either event, the Swap Termination Value owed by the Servicer as a result thereof, is greater than the Threshold Amount; or

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(d) there is entered against the Servicer or any of its Subsidiaries a final judgment or order (or multiple related final judgments or orders) for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage), and there is a period of more than thirty (30) consecutive days (or such longer period of time permitted for the filing of a notice of appeal under applicable law, not to exceed 60 consecutive days) during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(e) the Servicer or any of its Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for more than 60 consecutive calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for more than 60 consecutive calendar days, or an order for relief is entered in any such proceeding; or

(f) the occurrence of a Termination Event.

SECTION 7.6 Servicing Fee. The Servicer shall be paid a Servicing Fee in accordance with 2.12 and subject to the priorities therein.

SECTION 7.7 Protection of Ownership Interest of the Investors. Each of the Originators and the SPV agrees that it shall, from time to time, at its expense, promptly execute and deliver all instruments and documents and take all actions as may be necessary or as the Agent may reasonably request in order to perfect or protect all rights and interests of the Secured Parties with respect to the Portfolio or to enable the Agent, the CF Agent, each Managing Agent or the Investors to exercise or enforce any of their respective rights hereunder. Without limiting the foregoing, each of the Originators and the SPV shall, upon the request of the Agent, the CF Agent, any Managing Agent or any of the Investors, in order to accurately reflect the transactions evidenced by the Transaction Documents, (i) file such financing or continuation statements or amendments thereto or assignments thereof (as otherwise permitted to be executed and filed pursuant hereto) as may be requested by the Agent, the CF Agent, any Managing Agent or any of the Investors and (ii) mark its respective master data processing records and other documents with a legend describing the conveyance to the Agent, for the benefit of the Secured Parties, of the Portfolio. Each of the Originators and the SPV shall, upon request of the Agent, the CF Agent, any Managing Agent or any of the Investors, obtain such additional search reports as the Agent, the CF Agent, any Managing Agent or any of the Investors shall request. To the fullest extent permitted by applicable law, the Agent is hereby authorized to sign and file continuation statements and amendments thereto and assignments thereof without the SPV’s or any Originator’s signature. Carbon, photographic or other reproduction of this Agreement or any financing statement shall be sufficient as a financing statement. The SPV shall not change its name, identity or limited liability company structure nor change its jurisdiction of formation unless it shall have: (A) given the Agent at least ten (10) days’ prior written notice thereof and (B) prepared at the SPV’s expense and delivered to the Agent all financing statements, instruments and other documents necessary to preserve and protect the rights and interests of the Secured Parties in the Portfolio or requested by the Agent in connection with such change. Any filings under the UCC or otherwise that are occasioned by such change shall be made at the expense of the SPV.

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ARTICLE VIII

TERMINATION EVENTS

SECTION 8.1 Termination Events. The occurrence of any one or more of the following events shall constitute a “Termination Event”:

(a) any of the SPV, any Originator or Colliers fails to pay (i) when and as required to be paid herein or under any other Transaction Document, any payment or deposit, (ii) within five (5) Business Days after the same becomes due, any interest or any fee due hereunder or under any other Transaction Document or (iii) within ten (10) days after written notice from the Agent, any other amount payable hereunder or under any other Transaction Document; or

(b) any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the SPV, any Originator or Colliers herein or in any other Transaction Document to which it is a party or in any document required to be delivered in connection herewith or therewith shall be false in any material respect when made or deemed made; or

(c)(i) the SPV fails to perform or observe in any material respect any term, covenant or agreement contained in any of Section 6.1(a) or Section 6.2 within five (5) Business Days after the earlier of the SPV having received written notice of such failure from the Agent or actual knowledge of a Responsible Officer of the SPV or Servicer; (ii) any of the SPV, any Originator or Colliers fails to perform or observe in any material respect any other term, covenant or agreement (not specified in subsection (a) or (b) above) contained in any Transaction Document on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of the SPV, such Originator or Colliers having received written notice of such failure from the Agent or actual knowledge of a Responsible Officer of the SPV or Servicer; or (iii) the occurrence of a Trigger Event; or

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(d)(i) any of Colliers, any Originator, any Originating Subsidiary or any of their respective Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for more than 60 consecutive calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for more than 60 consecutive calendar days, or an order for relief is entered in any such proceeding or (ii) (ii) the SPV institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person; or

(e) the Agent, on behalf of the Secured Parties, shall for any reason fail or cease to have a valid and enforceable perfected first priority ownership or security interest in the Affected Assets, free and clear of any Adverse Claim, other than any Permitted Adverse Claim (it being understood that the forgoing shall not apply to any Receivable subject to a Deemed Collection if all required amounts with respect to such Receivable have been deposited into a Blocked Account when required hereunder); or

(f) a Servicer Default shall have occurred and be continuing; or

(g) the Net Investment (as determined after giving effect to all distributions pursuant to this Agreement on such date) plus the Required Reserves shall exceed the Net Pool Balance and such condition shall continue for more than two (2) Business Days after the earlier of the SPV, such Originator or Colliers having received written notice thereof from the Agent or actual knowledge of a Responsible Officer of the SPV or Servicer; or

(h) the Three-Month Default Ratio is greater than 3.50%; or

(i) [reserved];

(j) [reserved];

(k) Days Sales Outstanding for any Calculation Period is greater than 65 days; or

(l)(i) any of the SPV, any Originator, any Originating Subsidiary or Colliers (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due and payable or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, in each case, prior to its stated maturity (provided, that this clause (B) shall not apply to any Indebtedness that becomes due or subject to a mandatory offer to purchase as a result of a Disposition of assets or change of control, if such Disposition or change of control is permitted or not restricted hereunder); or (ii) there occurs under any Swap Contract an “Early Termination Date” (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the SPV, such Originator or Colliers is the “Defaulting Party” (as defined in such Swap Contract) or (B) any “Termination Event” (as so defined) under such Swap Contract as to which the SPV, such Originator or Colliers is an “Affected Party” (as so defined) and, in either event, the Swap Termination Value owed by the SPV, such Originator or Colliers as a result thereof, is greater than the Threshold Amount; or

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(m)(i) any of the SPV, Colliers, any Originator, any Originating Subsidiary or the Servicer admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of (A) Colliers, any Originator, any Originating Subsidiary or the Servicer that is not released, vacated or fully bonded within 60 days after its issue or levy or (B) the SPV; or

(n) any Originator ceases selling Receivables to the SPV under the First Tier Agreement except in connection with an Originator Disposition provided in accordance with Section 11.13; or

(o) there shall be a Change of Control; or

(p)(i) Any Pension Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412(c) of the Code or Section 433(d) of the Code, respectively, (ii) a notice of intent to terminate any Pension Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Pension Plan or the PBGC shall have notified Colliers or any ERISA Affiliate of its intent to institute such proceedings, (iii) there is any “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under one or more Pension Plans, determined in accordance with Title IV of ERISA, (iv) the aggregate present value of accrued benefit liabilities under all funded Non-U.S. Plans exceeds the aggregate current value of the assets of such Non-U.S. Plans allocable to such liabilities by more than 50%, (v) Colliers or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating specifically to Pension Plans, (vi) Colliers or any ERISA Affiliate withdraws from any Multiemployer Plan, (vii) Colliers or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would materially increase the liability of Colliers or any Subsidiary thereunder, (viii) Colliers or any Subsidiary fails to administer or maintain a Non-U.S. Plan in material compliance with the requirements of any and all applicable laws, statutes, rules, regulations or court orders or any Non-U.S. Plan is involuntarily terminated or wound up, or (ix) Colliers or any Subsidiary becomes subject to the imposition of a material financial penalty (which for this purpose shall mean a material tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans; and any such event or events described in clauses (i) through (ix) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect. As used in this Section 11(k), the term “employee welfare benefit plan” shall have the meaning assigned to such term in Section 3 of ERISA; or

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(q) any material provision of this Agreement or any other Transaction Document to which an Originator, Colliers, the Servicer or the SPV is a party shall cease to be in full force and effect or such Originator, Colliers, the Servicer or the SPV shall so state in writing; or

(r) there is entered against Colliers, any Originator or any of their respective Subsidiaries a final judgment or order (or multiple related final judgments or orders) for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage), and there is a period of more than thirty (30) consecutive days (or such longer period of time permitted for the filing of a notice of appeal under applicable law, not to exceed 60 consecutive days) during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(s) there is entered against the SPV (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding $10,000, and such judgment is not paid within three (3) Business Days, or (ii) any one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(t) the Aggregate Unpaids are not reduced to zero within sixty (60) days after the occurrence of the Commitment Expiration Date; or

(u) the occurrence of a “Termination Event” under and as defined in the CF Transfer Agreement.

SECTION 8.2 Termination. During the continuation of any Termination Event, the Agent may, or at the direction of the Majority Investors shall, by notice to the SPV and the Servicer, declare the Termination Date to have occurred; provided that in the case of any event described in Section 8.1(d), the Termination Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, the Agent shall have, in addition to all other rights and remedies under this Agreement or otherwise, all other rights and remedies provided under the UCC of the applicable jurisdiction and other applicable laws, all of which rights shall be cumulative.

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ARTICLE IX

INDEMNIFICATION; EXPENSES; RELATED MATTERS

SECTION 9.1 Indemnities by the SPV. Without limiting any other rights which the Indemnified Parties may have hereunder or under applicable Law, the SPV hereby agrees to indemnify the Investors, the Agent, each Managing Agent, the Program Support Providers and their respective officers, directors, employees, counsel and other agents (collectively, “Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, reasonable and documented out-of-pocket costs and related expenses, including reasonable and documented out-of-pocket attorneys’ fees (excluding the allocated costs of internal counsel of the Indemnified Parties) and disbursements (all of the foregoing being collectively referred to as “Indemnified Amounts”) awarded against or incurred by any of them in any action or proceeding between the SPV and any of the Indemnified Parties or between any of the Indemnified Parties and any third party, in each case arising out of or as a result of this Agreement, the other Transaction Documents, the ownership or maintenance, either directly or indirectly, by the Agent, any Managing Agent or any Investor of the Portfolio or any of the other transactions contemplated hereby or thereby, excluding, however, (i) Indemnified Amounts to the extent resulting from gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, as finally determined by a court of competent jurisdiction, (ii) Indemnified Amounts to the extent resulting from a claim brought by the SPV, any Originator, the Servicer or Colliers against an Indemnified Party for a breach of such Indemnified Party’s representations, warranties or covenants under a Transaction Document, (iii) recourse for uncollectible Receivables; or (iv) any Taxes which are covered by Section 9.4 or any Excluded Taxes. Without limiting the generality of the foregoing, but subject to the exclusions described in clauses (i), (ii) and (iii) of the preceding sentence, the SPV shall indemnify each Indemnified Party for Indemnified Amounts relating to or resulting from:

(a) any representation or warranty made by the SPV, Colliers, any Originator (including any Affiliate of any Originator in its capacity as the Servicer) or any officers of the SPV, Colliers, any Originator (including, in its capacity as the Servicer or any Affiliate of an Originator acting as Servicer) under or in connection with this Agreement, the First Tier Agreement, any of the other Transaction Documents, any Servicer Report or any other information or report delivered by the SPV, the Servicer, Colliers or any Originator pursuant hereto, or pursuant to any of the other Transaction Documents which shall have been incomplete, false or incorrect in any respect when made or deemed made;

(b) the failure by the SPV, Colliers or any Originator (including, in its capacity as the Servicer or any Affiliate of an Originator acting as Servicer) to comply with any applicable Law with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable Law;

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(c) the failure (i) to vest and maintain vested in the Agent, on behalf of the Secured Parties, a first priority, perfected ownership interest in the Portfolio free and clear of any Adverse Claim or (ii) to create or maintain a valid and perfected first priority security interest in favor of the Agent, for the benefit of the Secured Parties, in the Affected Assets, free and clear of any Adverse Claim (other than a Permitted Adverse Claim), in each case, other than as a result of actions of the Agent or any other Secured Party;

(d) the failure by the SPV, Colliers, any Originator or the Servicer to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any of the Affected Assets;

(e) any dispute, claim, offset or defense (other than discharge in bankruptcy) of the Obligor to the payment of any Receivable (including a defense based on such Receivable or the related Contract not being the legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of merchandise or services related to such Receivable or the furnishing or failure to furnish such merchandise or services, or from any breach or alleged breach of any provision of the Receivables or the related Contracts restricting assignment of any Receivables;

(f) any failure of the SPV or the Servicer to perform its duties or obligations in accordance with the provisions hereof;

(g) any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with merchandise or services which are the subject of any Receivable;

(h) the failure by the SPV, Colliers or any of the Originators to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any of its respective duties or obligations under the Receivables or related Contracts;

(i) the Aggregate Net Investment plus the Required Reserves exceeding the Net Pool Balance at any time;

(j) the failure of the SPV or any Originator to pay when due any sales, excise or personal property taxes payable in connection with any of the Receivables;

(k) any repayment by any Indemnified Party of any amount previously distributed in reduction of Net Investment which such Indemnified Party believes in good faith is required to be made;

(l) the commingling by the SPV, any Originator, Colliers or the Servicer of Collections at any time with any other funds (other than funds held in trust for the benefit of the CF Agent pursuant to the terms of in this Agreement);

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(m) any investigation, litigation or proceeding related to this Agreement, any of the other Transaction Documents, the use of proceeds of Investments by the SPV, Colliers or any Originator, the ownership of the Portfolio, or any Affected Asset;

(n) failure of any Blocked Account Bank to remit any amounts held in the Blocked Accounts or any related lock-boxes pursuant to the instructions of the Servicer, the SPV, Colliers, any Originator or the Agent (to the extent such Person is entitled to give such instructions in accordance with the terms hereof and of any applicable Blocked Account Agreement) whether by reason of the exercise of set-off rights or otherwise;

(o) any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the SPV, the Servicer, Colliers or any Originator to qualify to do business or file any notice of business activity report or any similar report;

(p) any attempt by any Person to void, rescind or set-aside any transfer by any Originator to the SPV of any Receivable or Related Security under statutory provisions or common law or equitable action, including any provision of the Bankruptcy Code or other insolvency law;

(q) any action taken by the SPV, any Originator, Colliers or the Servicer (if the Servicer is an Originator or any Affiliate or designee of an Originator) in the enforcement or collection of any Receivable; or

(r) the use of the proceeds of any Investment or Reinvestment; or

(s) the transactions contemplated hereby being characterized as other than debt for the purposes of the Code.

SECTION 9.2 Indemnities by the Servicer. Without limiting any other rights which the Servicer Indemnified Parties may have hereunder or under applicable Law, the Servicer hereby agrees, to indemnify the Indemnified Parties and their successors, transferees and assigns and all officers, directors, employees, counsel and other agents of any of the foregoing (collectively, “Servicer Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, reasonable and documented out-of-pocket costs and related expenses, including reasonable and documented out-of-pocket attorneys’ fees and disbursements (excluding the allocated costs of internal counsel of the Servicer Indemnified Parties) (all of the foregoing being collectively referred to as “Servicer Indemnified Amounts”) awarded against or incurred by any of them in any action or proceeding between the Servicer and any of the Servicer Indemnified Parties or between any of the Servicer Indemnified Parties and any third party or otherwise arising out or as a result of this Agreement, the other Transaction Documents, the ownership or maintenance, either directly or indirectly, by the Agent, any Managing Agent or any Investor of the Portfolio or any of the other transactions contemplated hereby or thereby, excluding however, (i) Servicer Indemnified Amounts to the extent resulting from gross negligence, willful misconduct or bad faith on the part of such Servicer Indemnified Party, as finally determined by a court of competent jurisdiction, (ii) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables, (iii) any Taxes which are covered by Section 9.4 or any Excluded Taxes, or (iv) a breach by such Servicer Indemnified Party of a representation, warranty or covenant of such Servicer Indemnified Party under a Transaction Document. Without limiting the foregoing, but subject to the exclusions described in clauses (i), (ii), (iii) and (iv) of the preceding sentence, the Servicer shall indemnify each Servicer Indemnified Party for Servicer Indemnified Amounts relating to or resulting from:

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(a) any representation or warranty made by the Servicer or any of its officers under or in connection with this Agreement, any of the other Transaction Documents, any Servicer Report or any other information or report delivered by the Servicer pursuant hereto, or pursuant to any of the other Transaction Documents which shall have been incomplete, false or incorrect in any respect when made or confirmed;

(b) the failure by the Servicer to comply with any applicable Law with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable Law;

(c) the failure by the Servicer to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any of the Affected Assets;

(d) any failure of the Servicer to perform its duties or obligations in accordance with the provisions hereof;

(e) the failure by the Servicer to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any of its duties or obligations under the Receivables or related Contracts;

(f) the commingling by the Servicer of Collections at any time with any other funds (other than Collections related to CF Receivables);

(g) any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the Servicer to qualify to do business or file any notice of business activity report or any similar report;

(h) any dispute, claim, offset or defense of an Obligor to the payment of any Receivable resulting from or related to the collection activities of the Servicer in respect of such Receivable; or

(i) any action taken by the Servicer in the enforcement or collection of any Receivable.

SECTION 9.3 Indemnity for Taxes, Reserves and Expenses. (a) If any Change in Law:

(i) shall subject any Indemnified Party (or its applicable lending office) to any Taxes, duty or other charge (other than Taxes which are covered by Section 9.4 or Excluded Taxes) with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Portfolio, or payments of amounts due hereunder, or shall change the basis of taxation of payments to any Indemnified Party of amounts payable in respect of this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Portfolio, or payments of amounts due hereunder or its obligation to advance funds hereunder, under a Program Support Agreement or the credit or liquidity support furnished by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Portfolio (except for Taxes which are covered by Section 9.4, and the imposition or changes in the rate of any Excluded Tax imposed on such Indemnified Party);

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(ii) shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including any such requirement imposed by the Board of Governors of the Federal Reserve System) against assets of, deposits with or for the account of, or credit extended by, any Indemnified Party or shall impose on any Indemnified Party or on the United States market for certificates of deposit or the London interbank market any other condition affecting this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Portfolio, or payments of amounts due hereunder or its obligation to advance funds hereunder, under a Program Support Agreement or the credit or liquidity support provided by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, or the ownership, maintenance or financing of the Portfolio (other than reserves already taken into account in calculating the Eurodollar Reserve Percentage); or

(iii) shall impose upon any Indemnified Party any other condition or expense (including any loss of margin, reasonable attorneys’ fees and expenses, and expenses of litigation or preparation therefor in contesting any of the foregoing, but excluding Taxes and Excluded Taxes) with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Portfolio, or payments of amounts due hereunder or its obligation to advance funds hereunder or under a Program Support Agreement or the credit or liquidity support furnished by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, or the ownership, maintenance or financing of the Portfolio, and the result of any of the foregoing is to increase the cost to, or to reduce the amount of any sum received or receivable by, such Indemnified Party with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Portfolio, the Receivables, the obligations hereunder, the funding of any Investments hereunder or under a Program Support Agreement, by an amount deemed by such Indemnified Party to be material, then, on the Settlement Date occurring at least ten (10) days after the demand by such Indemnified Party through the applicable Managing Agent, the SPV shall pay to the applicable Managing Agent, for the benefit of such Indemnified Party, such additional amount or amounts as will compensate such Indemnified Party for such increased cost or reduction suffered.

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(b) If any Indemnified Party shall have determined that any Change in Law, has or would have the effect of reducing the rate of return on capital of such Indemnified Party (or its parent) as a consequence of such Indemnified Party’s obligations hereunder or with respect hereto to a level below that which such Indemnified Party (or its parent) could have achieved but for such Change in Law (taking into consideration its policies with respect to capital adequacy and liquidity) by an amount deemed by such Indemnified Party to be material or requiring such Indemnified Party to maintain additional high quality liquid assets, then on the Settlement Date occurring at least ten (10) days after demand, in the form of a notice as set forth in clause (c) below, by such Indemnified Party through the Agent or the applicable Managing Agent, the SPV shall pay to the applicable Managing Agent, for the benefit of such Indemnified Party, such additional amount or amounts as will compensate such Indemnified Party (or its parent) for such reduction or any internally determined imputed cost of maintaining such high quality liquid assets, as applicable.

(c) Each Indemnified Party shall promptly notify the SPV in writing of any event of which it has knowledge, occurring after the date hereof, which will entitle such Indemnified Party to compensation pursuant to this Section 9.3; provided that no failure to give or any delay in giving such notice shall affect the Indemnified Party’s right to receive such compensation (unless such failure or delay has the effect of materially increasing the amount of such compensation payable hereunder, in which case such increased amount shall not be payable). A notice by the Agent or a Managing Agent on behalf of the applicable Indemnified Party claiming compensation under this Section 9.3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, the Agent or any applicable Indemnified Party may use any reasonable averaging and attributing methods. Any demand for compensation under this Section 9.3 shall be accompanied by a certificate as to the amount requested which shall set forth a reasonably detailed calculation for such requested amount. Notwithstanding anything in this Agreement to the contrary, the SPV shall not be obligated to make any payment to any Indemnified Party under this Section 9.3 for any period more than one hundred eighty (180) days prior to the date on which such Indemnified Party gives written notice to the SPV of its intent to request such payment under this Section 9.3.

(d) Notwithstanding anything herein to the contrary, any indemnity payable under this Section 9.3 shall be payable by the SPV in accordance with the priority of payments in Section 2.12.

SECTION 9.4 Taxes.

(a) All payments and distributions made hereunder by the SPV, the Originators, Colliers or the Servicer (each, a “payor”) to any Investor, any Managing Agent or any other Secured Party (each, a “Recipient”) shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and any other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority on any Recipient (or any assignee of such parties) but excluding Excluded Taxes (such non-excluded items being called “Taxes”). In the event that any withholding or deduction from any payment made by the payor hereunder is required (as determined in the good faith discretion of the payor) in respect of any Taxes, then such payor shall:

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(i) pay directly to the relevant authority the full amount required to be so withheld or deducted;

(ii) promptly forward to the applicable Managing Agent an official receipt or other documentation satisfactory to such Managing Agent evidencing such payment to such authority; and

(iii) pay to the Recipient such additional amount or amounts as is necessary to ensure that the net amount actually received by the Recipient will equal the full amount such Recipient would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against any recipient with respect to any payment received by such Recipient hereunder, the Recipient may pay such Taxes and the payor will promptly pay, after written demand therefor by the Recipient, such additional amounts (including any penalties interest or expenses, other than those arising from the gross negligence or willful misconduct of the Agent or the recipient) as shall be necessary in order that the net amount received by the Recipient after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such recipient would have received had such Taxes not been asserted. Any demand for compensation under this Section 9.4 shall be accompanied by a certificate as to the amount requested which shall set forth a reasonably detailed calculation for such requested amount. Any demand by a Recipient under this Section 9.4 shall be made no later than 360 days after the earlier of (i) the date on which the recipient pays such Taxes or (ii) the date on which the relevant taxing authority makes written demand for payment of such Taxes by the Recipient.

(b) If the payor fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Recipient the required receipts or other required documentary evidence, the payor shall indemnify the Recipient for any incremental Taxes, interest, or penalties that may become payable by any Recipient as a result of any such failure.

(c) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 9.4 (including by the payment of additional amounts pursuant to this Section 9.4), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Official Body with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (plus any penalties, interest or other charges imposed by the relevant Official Body) in the event that such indemnified party is required to repay such refund to such Official Body. Notwithstanding anything to the contrary in this paragraph, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

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(d) Each Investor shall, and does hereby, severally indemnify, and shall make payment in respect thereof within 10 days after demand therefor, (i) the Managing Agent against any Taxes attributable to such Investor (but only to the extent that the payor has not already indemnified the Managing Agent for such Taxes and without limiting the obligation of payor to do so) and (ii) the Administrative Agent and the payor, as applicable, against any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent or payor in connection with any Transaction Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Official Body. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.

SECTION 9.5 Status of Investors. Any Investor that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the SPV is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Transaction Document shall deliver to the SPV (with a copy to the Agent), at the time or times prescribed by applicable law or reasonably requested by the payor or the Agent, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Investor, if requested by the SPV or the Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the SPV or the Agent as will enable the SPV or the Agent to determine whether or not such Investor is subject to backup withholding or information reporting requirements.

Without limiting the generality of the foregoing, each Recipient shall deliver to the SPV and the Agent (in such number of copies as shall be requested) on or prior to the date on which such Recipient becomes a Recipient under this Agreement, whichever of the following is applicable:

(A) any Recipient that is a “United States person” as defined in Section 7701(a)(30) of the Code shall deliver to the SPV and the Agent on or prior to the date on which such Recipient becomes a party to this Agreement (and from time to time thereafter upon the reasonable request of the SPV or the Agent), executed originals of IRS Form W-9 certifying that such Recipient is exempt from U.S. federal backup withholding tax;

(B) any Foreign Recipient shall deliver to the SPV and the Agent (in such number of copies as shall be requested) on or prior to the date on which such Foreign Recipient becomes a Recipient under this Agreement, whichever of the following is applicable:

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(i) duly completed copies of IRS Form W-8BEN or IRS Form W-8BEN-E claiming eligibility for benefits of an income tax treaty to which the United States is a party;

(ii) duly completed copies of IRS Form W-8ECI;

(iii) in the case of a Foreign Recipient claiming the benefits of the exemption for portfolio interest under section 881(c) of the Code, (x) a certificate signed under penalties of perjury, in a form reasonably satisfactory to the payor, to the effect that such Foreign Recipient is not (A) a “bank” within the meaning of section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the payor within the meaning of section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in section 881(c)(3)(C) of the Code and (y) duly completed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(iv) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the payor to determine the withholding or deduction required to be made; and

(C) if a payment made to a Recipient under any Transaction Document would be subject to U.S. federal withholding tax imposed by FATCA if such Recipient were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Recipient shall deliver to the SPV and the Agent at the time or times prescribed by law and at such time or times reasonably requested by the SPV or the Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the SPV or the Agent as may be necessary for the SPV and the Agent to comply with their obligations under FATCA or to determine that such Recipient has complied with such Recipient’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (C), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

In addition, each Recipient shall deliver such forms and certificates promptly upon the obsolescence, expiration, or invalidity of any form or certificate previously delivered by the Recipient. Each such Recipient shall promptly notify the payor and the Agent at any time it determines that it is no longer in a position to provide any previously delivered certificate to the payor and the Agent (or any other form of certification adopted by the United States taxing authorities for such purpose). Notwithstanding any other provision of this Section 9.5, a Recipient shall not be required to deliver any documentation pursuant to this Section 9.5 that such Recipient is not legally able to deliver.

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SECTION 9.6 Other Costs and Expenses; Breakage Costs. (a) The SPV agrees, upon receipt of a written invoice, to pay or cause to be paid, and to hold the Investors, the Agent and each Managing Agent harmless against liability for the payment of, all reasonable and documented out-of-pocket expenses (including Chapman and Cutler LLP’s and McCarthy Tétrault LLP’s, or any other single U.S. and single Canadian law firm’s, accountants’, rating agency’s and other third parties’ fees and expenses, any filing fees and expenses incurred by officers or employees of any Investor, the Agent and each Managing Agent) or intangible, documentary or recording taxes incurred by or on behalf of any Investor, the Agent and any Managing Agent (i) in connection with the preparation, negotiation, execution and delivery of this Agreement, the other Transaction Documents and any documents or instruments delivered pursuant hereto and thereto and the transactions contemplated hereby or thereby (including the perfection or protection of the Portfolio) and (ii) from time to time (A) relating to any amendments, waivers or consents under this Agreement and the other Transaction Documents, (B) arising in connection with the Agent’s, any Investor’s or any Managing Agent’s reasonable review or analysis of its legal rights and duties under the Transaction Documents or enforcement or preservation of such rights (including the perfection and protection of the Portfolio under this Agreement), or (C) arising in connection with any audit, dispute, disagreement, litigation or preparation for litigation involving this Agreement or any of the other Transaction Documents as reasonably necessary for the enforcement or preservation of Agent’s, any Investor’s or any Managing Agent’s legal rights under the Transaction Documents.

(b) The SPV shall pay the Managing Agents for the account of the Investors, as applicable, on demand, such amount or amounts as shall compensate the Investors for any loss (including loss of profit), cost or expense incurred by the Investors (as reasonably determined by its Managing Agent) as a result of any reduction of any Rate Tranche other than on the maturity date of the Commercial Paper (or other financing source) funding such Rate Tranche, such compensation to be (i) limited to an amount equal to any loss or expense suffered by the Investors during the period from the date of receipt of such repayment to (but excluding) the maturity date of such Commercial Paper (or other financing source) and (ii) net of the income, if any, received by the recipient of such reductions from investing the proceeds of such reductions of such Rate Tranche. The determination by any Managing Agent of the amount of any such loss or expense shall be set forth in a written notice to the SPV in reasonable detail and shall be conclusive, absent manifest error.

SECTION 9.7 Mitigation Obligations. If any Investor requests compensation under Section 9.3, or a payor is required to pay any additional amount to any Investor (or any Official Body for the account of any Investor) pursuant to Section 9.4, then such Investor shall use reasonable efforts to designate a different Funding Office for funding or booking its Investment hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Investor, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 9.3 or 9.4, as the case may be, in the future, and (ii) in each case, would not subject such Investor to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Investor. The SPV hereby agrees to pay all reasonable costs and expenses incurred by any Investor in connection with any such designation or assignment.

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ARTICLE X

THE AGENT

SECTION 10.1 Appointment and Authorization of Agent. Each Secured Party hereby irrevocably appoints, designates and authorizes the Agent and its applicable Managing Agent to take such action on its behalf under the provisions of this Agreement and each other Transaction Document and to exercise such powers and perform such duties as are expressly delegated to such Agent or Managing Agent, as applicable, by the terms of this Agreement and any other Transaction Document, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Transaction Document, no Agent or Managing Agent shall have any duties or responsibilities except those expressly set forth in this Agreement, nor shall the Agent or any Managing Agent have or be deemed to have any fiduciary relationship with any Investor or other Secured Party, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Transaction Document or otherwise exist against any Agent or Managing Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Agreement with reference to any Agent or Managing Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

SECTION 10.2 Delegation of Duties. The Agent and each Managing Agent may execute any of its duties under this Agreement or any other Transaction Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Neither the Agent nor any Managing Agent shall be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with reasonable care.

SECTION 10.3 Liability of Agents and Managing Agents. No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any Secured Party for any recital, statement, representation or warranty made by the SPV, any Originator, Colliers or the Servicer, or any officer thereof, contained in this Agreement or in any other Transaction Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent or such Managing Agent under or in connection with, this Agreement or any other Transaction Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Transaction Document, or for any failure of the SPV, any Originator, Colliers, the Servicer or any other party to any Transaction Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Secured Party to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Transaction Document, or to inspect the properties, books or records of the SPV, any Originator, Colliers, the Servicer or any of their respective Affiliates.

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SECTION 10.4 Reliance by Agent. (a) The Agent and each Managing Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the SPV, any Originator, Colliers and the Servicer), independent accountants and other experts selected by the Agent or such Managing Agent. The Agent and each Managing Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document unless it shall first receive such advice or concurrence of the Managing Agents or the Investors in its Investor Group, as applicable, as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Investors against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Agent and each Managing Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Transaction Document in accordance with a request or consent of the Managing Agents or the Investors in its Investor Group, as applicable, or, if required hereunder, all Investors and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Investors.

(b) For purposes of determining compliance with the conditions specified in Article V on the Closing Date, each Investor that has executed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter either sent by the Agent or the Managing Agent to such Investor for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to such Investor.

SECTION 10.5 Notice of Termination Event, Potential Termination Event or Servicer Default. Neither the Agent nor any Managing Agent shall be deemed to have knowledge or notice of the occurrence of a Potential Termination Event, a Termination Event or a Servicer Default, unless it has received written notice from an Investor or the SPV referring to this Agreement, describing such Potential Termination Event, Termination Event or Servicer Default and stating that such notice is a “Notice of Termination Event or Potential Termination Event” or “Notice of Servicer Default,” as applicable. Each Managing Agent will notify the Investors in its Investor Group of its receipt of any such notice. The Agent and each Managing Agent shall (subject to Section 10.4) take such action with respect to such Potential Termination Event, Termination Event or Servicer Default as may be requested by the Managing Agents (or its Investors in its Investor Group), provided that, unless and until the Agent shall have received any such request, the Agent (or Managing Agent) may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Potential Termination Event, Termination Event or Servicer Default as it shall deem advisable or in the best interest of the Secured Parties or Investors, as applicable.

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SECTION 10.6 Credit Decision; Disclosure of Information by the Agent. Each Secured Party acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by the Agent or any Managing Agent hereinafter taken, including any consent to and acceptance of any assignment or review of the affairs of the SPV, the Servicer, Colliers, the Originators or any of their respective Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Secured Party as to any matter, including whether the Agent-Related Persons have disclosed material information in their possession. Each Secured Party, including any Investor by assignment, represents to the Agent and its Managing Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the SPV, the Servicer, each Originator, Colliers or their respective Affiliates, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the SPV hereunder. Each Secured Party also represents that it shall, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Transaction Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the SPV, the Servicer, Colliers or the Originators. Except for notices, reports and other documents expressly herein required to be furnished to the Security Parties by the Agent or any Managing Agent herein, neither the Agent nor any Managing Agent shall have any duty or responsibility to provide any Secured Party with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the SPV, the Servicer, Colliers, any Originator or their respective Affiliates which may come into the possession of any of the Agent-Related Persons.

SECTION 10.7 Indemnification of the Agent. Whether or not the transactions contemplated hereby are consummated, the Committed Investors (or the Committed Investors in the applicable Investor Group) shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of the SPV and without limiting the obligation of the SPV to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Amounts incurred by it; provided that no Committed Investor shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Amounts resulting from such Person’s gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction; provided that no action taken by Agent (or any Managing Agent) in accordance with the directions of the Managing Agents (or the Investors in its Investor Group) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section. Without limitation of the foregoing, each Investor shall reimburse its Managing Agent and the Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including attorney’s fees) incurred in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Transaction Document, or any document contemplated by or referred to herein, to the extent that the Agent or such Managing Agent is not reimbursed for such expenses by or on behalf of the SPV. The undertaking in this Section shall survive payment on the Final Payout Date and the resignation or replacement of the Agent or such Managing Agent.

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SECTION 10.8 Agent in Individual Capacity. The Agent and each Managing Agent (and any successor thereto in such capacity) and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with any of the SPV, the Originators, Colliers, the Servicer, or any of their Subsidiaries or Affiliates as though it were not the Agent, a Managing Agent or an Investor hereunder, as applicable, and without notice to or consent of the Secured Parties. The Secured Parties acknowledge that, pursuant to such activities, any such Person or its Affiliates may receive information regarding the SPV, the Originators, Colliers, the Servicer or their respective Affiliates (including information that may be subject to confidentiality obligations in favor of such Person) and acknowledge that the Agent shall be under no obligation to provide such information to them. With respect to its Commitment, the Agent and each Managing Agent (and any successor thereto in such capacity) in its capacity as a Committed Investor hereunder shall have the same rights and powers under this Agreement as any other Committed Investor and may exercise the same as though it were not the Agent, a Managing Agent or a Committed Investor, as applicable, and the term “Committed Investor” or “Committed Investors” shall, unless the context otherwise indicates, include the Agent and each Managing Agent in its individual capacity.

SECTION 10.9 Resignation of Agents. The Agent or any Managing Agent may resign upon thirty (30) days’ notice to the applicable Investors. If the Agent resigns hereunder, it must also resign as CF Agent, and the same entity must be approved as Agent and CF Agent. If the Agent resigns under this Agreement, the Majority Investors shall appoint from among the Committed Investors a successor agent for the Secured Parties. If no successor agent is appointed prior to the effective date of the resignation of the Agent, the Agent may appoint, after consulting with the Investors, a successor agent from among the Committed Investors. Upon the acceptance of its appointment as successor agent hereunder, such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and the term “Agent” shall mean such successor agent and the retiring Agent’s appointment, powers and duties as Agent shall be terminated. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Section 10.9 and Sections 10.3 and 10.7 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent under this Agreement. If no successor agent has accepted appointment as Agent by the date which is thirty (30) days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Committed Investors shall perform all of the duties of the Agent hereunder until such time, if any, as the Majority Investors appoint a successor agent as provided for above. If a Managing Agent resigns under this Agreement, the Investors in such Investor Group shall appoint a successor agent.

SECTION 10.10 Payments by the Agent. Unless specifically allocated to a Committed Investor pursuant to the terms of this Agreement, all amounts received by the Agent or a Managing Agent on behalf of the Investors shall be paid to the applicable Managing Agent or Investors pro rata in accordance with amounts then due on the Business Day received, unless such amounts are received after 1:00 p.m. on such Business Day, in which case the applicable agent shall use its reasonable efforts to pay such amounts on such Business Day, but, in any event, shall pay such amounts not later than the following Business Day.

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ARTICLE XI

MISCELLANEOUS

SECTION 11.1 Term of Agreement. This Agreement shall terminate on the Final Payout Date; provided that (i) the rights and remedies of the Agent, the Managing Agents, the Investors and the other Secured Parties with respect to any representation and warranty made or deemed to be made by the SPV, the Originators, Colliers or the Servicer pursuant to this Agreement, (ii) the indemnification and payment provisions of Article IX, (iii) the provisions of Section 2.6, and Section 10.7 and (iv) the agreements set forth in Sections 11.11 and 11.12, shall be continuing and shall survive any termination of this Agreement.

SECTION 11.2 Waivers; Amendments. (a) No failure or delay on the part of the Agent, any Managing Agent, the Investors or any Committed Investor in exercising any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other further exercise thereof or the exercise of any other power, right or remedy. The rights and remedies herein provided shall be cumulative and nonexclusive of any rights or remedies provided by law.

(b) Any provision of this Agreement or any other Transaction Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the SPV, the Originators, Colliers, the Servicer (but only with respect to the provisions applicable to it), the Agent and each Committed Investor directly affected thereby; provided that the signature of the SPV and the Originators shall not be required for the effectiveness of any amendment which modifies the representations, warranties, covenants or responsibilities of the Servicer at any time when the Servicer is not an Originator or any Affiliate of an Originator or a successor Servicer is designated pursuant to Section 7.1.

SECTION 11.3 Notices; Payment Information. Except as provided below, all communications and notices provided for hereunder shall be in writing (including facsimile, email or other electronic transmission or similar writing) and shall be given to the other party at its address, facsimile number or email address set forth in Schedule 11.3 or at such other address, facsimile number or email address as such party may hereafter specify for the purposes of notice to such party. Each such notice or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in Schedule 11.3 and confirmation is received, (ii) if given by mail, three (3) Business Days following such posting, if postage prepaid, and if sent via U.S. certified or registered mail, (iii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, (iv) if given by email, when such email is transmitted to the email address specified in Schedule 11.3, or (v) if given by any other means, when received at the address specified in this Section 11.3, provided that an Investment Request shall only be effective upon receipt by the Managing Agents. However, anything in this Section 11.3 to the contrary notwithstanding, the SPV hereby authorizes the Agent and the Managing Agents to make investments in Eligible Investments and to make Investments based on telephonic notices made by any Person which the Agent or the Managing Agents in good faith believe to be acting on behalf of the SPV. The SPV agrees to deliver promptly to the Agent or the Managing Agents a written confirmation of each telephonic notice signed by an authorized officer of SPV. However, the absence of such confirmation shall not affect the validity of such notice. If the written confirmation differs in any material respect from the action taken by the Agent or the Investors, the records of the Agent or the Managing Agents shall govern.

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SECTION 11.4 Governing Law; Submission to Jurisdiction; Appointment of Service Agent.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE SPV, THE ORIGINATORS, THE SERVICER, THE AGENT AND THE INVESTORS HEREBY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY NEW YORK STATE COURT SITTING IN THE CITY OF NEW YORK FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE SPV, THE SERVICER, THE ORIGINATORS, THE AGENT AND THE INVESTORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS SECTION 11.4 SHALL AFFECT THE RIGHT OF THE SECURED PARTIES TO BRING ANY ACTION OR PROCEEDING AGAINST ANY OF THE SPV, THE ORIGINATOR OR THE SERVICER OR ANY OF THEIR RESPECTIVE PROPERTY IN THE COURTS OF OTHER JURISDICTIONS.

(b) EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG ANY OF THEM ARISING OUT OF, CONNECTED WITH, RELATING TO OR INCIDENTAL TO THE RELATIONSHIP BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

SECTION 11.5 Integration. This Agreement and the other Transaction Documents contain the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire Agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

SECTION 11.6 Severability of Provisions. If any one or more of the provisions of this Agreement shall for any reason whatsoever be held invalid, then such provisions shall be deemed severable from the remaining provisions of this Agreement and shall in no way affect the validity or enforceability of such other provisions.

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SECTION 11.7 Counterparts; Facsimile Delivery. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Delivery by facsimile of an executed signature page of this Agreement shall be effective as delivery of an executed counterpart hereof.

SECTION 11.8 Successors and Assigns; Binding Effect. (a) This Agreement shall be binding on the parties hereto and their respective successors and assigns; provided that, except as provided in Section 7.1, none of the SPV, the Servicer, Colliers or the Originators may assign any of its rights or delegate any of its duties hereunder or under the First Tier Agreement or under any of the other Transaction Documents to which it is a party without the prior written consent of each Managing Agent. Except as provided in clause (b) below, no provision of this Agreement shall in any manner restrict the ability of any Investor to assign, participate, grant security interests in, or otherwise transfer any portion of the Portfolio.

(b) Any Committed Investor that is in compliance in all material respects with its obligations hereunder may assign all or any portion of its Commitment and its interest in the Net Investment, the Portfolio and its other rights and obligations hereunder to any Person with the written approval of the applicable Managing Agent (such consent not to be unreasonably withheld), on behalf of its Conduit Investor, and the applicable Managing Agent (such consent not to be unreasonably withheld) and, if no Termination Event is continuing, with the consent of the SPV (such consent not to be unreasonably withheld). In connection with any such assignment, the assignor shall deliver to the assignee(s) an Assignment and Assumption Agreement, duly executed, assigning to such assignee a pro rata interest in such assignor’s Commitment and other obligations hereunder and in the Net Investment, the Portfolio and other rights hereunder, and such assignor shall promptly execute and deliver all further instruments and documents, and take all further action, that the assignee may reasonably request, in order to protect, or more fully evidence, the assignee’s right, title and interest in and to such interest and to enable the Agent, on behalf of such assignee, to exercise or enforce any rights hereunder and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party. Upon any such assignment, (i) the assignee shall have all of the rights and obligations of the assignor hereunder and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party with respect to such portion of assignor’s Commitment and interest in the Net Investment and the Portfolio for all purposes of this Agreement and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party and (ii) the assignor shall have no further obligations with respect to the portion of its Commitment which has been assigned and shall relinquish its rights with respect to the portion of its interest in the Net Investment and the Portfolio which has been assigned for all purposes of this Agreement and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party. No such assignment shall be effective unless a fully executed copy of the related Assignment and Assumption Agreement shall be delivered to the Agent and the SPV. In addition, if the assignee is not already an Investor, such assignee shall deliver to the Agent, the SPV and the Servicer, all applicable tax documentation (whether pursuant to Section 9.5 or otherwise) requested by the Agent, the SPV or the Servicer. All costs and expenses of the Agent incurred in connection with any assignment hereunder shall be borne by the assignee. Any Commitment Investor making an assignment hereunder shall also make a proportionate assignment of its CF Commitment and its interest in the CF Net Investment, the CF Portfolio and its other rights and obligations under the CF Facility to same entity or entities in accordance with Section 11.8(b) thereof.

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(c) By executing and delivering an Assignment and Assumption Agreement, the assignor and assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Assumption Agreement, the assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, the other Transaction Documents or any other instrument or document furnished pursuant hereto or thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value or this Agreement, the other Transaction Documents or any such other instrument or document; (ii) the assignor makes no representation or warranty and assumes no responsibility with respect to the financial condition of the SPV, any Originator, Colliers or the Servicer or the performance or observance by the SPV, any Originator, Colliers or the Servicer of any of their respective obligations under this Agreement, the First Tier Agreement, the other Transaction Documents or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, the First Tier Agreement, each other Transaction Document and such other instruments, documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Assumption Agreement and to purchase such interest; (iv) such assignee will, independently and without reliance upon the Agent, any Managing Agent, any Investor or any of their Affiliates, or the assignor and based on such agreements, documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Transaction Documents; (v) such assignee appoints and authorizes the Agent and its Managing Agent to take such action as agent on its behalf and to exercise such powers under this Agreement, the other Transaction Documents and any other instrument or document furnished pursuant hereto or thereto as are delegated to the Agent or its Managing Agent, as applicable, by the terms hereof or thereof, together with such powers as are reasonably incidental thereto and to enforce its respective rights and interests in and under this Agreement, the other Transaction Documents and the Affected Assets; (vi) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement and the other Transaction Documents are required to be performed by it as the assignee of the assignor; and (vii) such assignee agrees that it will not institute against any Conduit Investor any proceeding of the type referred to in Section 11.11 prior to the date which is one (1) year and one (1) day after the payment in full of all Commercial Paper of such Conduit Investor.

(d) Without limiting the foregoing, a Conduit Investor may, from time to time, with prior or concurrent notice to the SPV and the Servicer, in one transaction or a series of transactions, assign all or a portion of the Net Investment and its rights and obligations under this Agreement and any other Transaction Documents to which it is a party to a Conduit Assignee with commercial paper notes rated at least A-1 by S&P or P-1 by Moody’s. Any Conduit Investor making an assignment pursuant to the preceding sentence shall make a proportionate assignment of its CF Net Investment and its rights and obligations under the CF Facility and related documents to the same Conduit Assignee pursuant to Section 11.8(d) thereof. Upon and to the extent of such assignment by a Conduit Investor to a Conduit Assignee, (i) such Conduit Assignee shall be the owner of the assigned portion of the Net Investment, (ii) the related Managing Agent for such Conduit Assignee will act as the Managing Agent for such Conduit Assignee, with all corresponding rights and powers, express or implied, granted to the Managing Agent hereunder or under the other Transaction Documents, (iii) such Conduit Assignee (and any related commercial paper issuer, if such Conduit Assignee does not itself issue commercial paper) and their respective liquidity support provider(s) and credit support provider(s) and other related parties shall have the benefit of all the rights and protections provided to the Conduit Investor and its Program Support Provider(s) herein and in the other Transaction Documents (including any limitation on recourse against such Conduit Assignee or related parties, any agreement not to file or join in the filing of a petition to commence an insolvency proceeding against such Conduit Assignee, and the right to assign to another Conduit Assignee as provided in this paragraph), (iv) such Conduit Assignee shall assume all (or the assigned or assumed portion) of the Conduit Investor’s obligations, if any, hereunder or any other Transaction Document, and the Conduit Investor shall be released from such obligations, in each case to the extent of such assignment, and the obligations of the Conduit Investor and such Conduit Assignee shall be several and not joint, (v) all distributions in respect of the Net Investment shall be made to the applicable Managing Agent, on behalf of the Conduit Investor and such Conduit Assignee on a pro rata basis according to their respective interests, (vi) the definition of the term “CP Rate” with respect to the portion of the Net Investment funded with commercial paper issued by the Conduit Investor from time to time shall be determined in the manner set forth in the definition of “CP Rate” applicable to the Conduit Investor on the basis of the interest rate or discount applicable to commercial paper issued by such Conduit Assignee (or the related commercial paper issuer, if such Conduit Assignee does not itself issue commercial paper) rather than the Conduit Investor, (vii) the defined terms and other terms and provisions of this Agreement and the other Transaction Documents shall be interpreted in accordance with the foregoing, (viii) the Conduit Assignee, if it shall not be an Investor already, shall deliver to the Agent, the SPV and the Servicer, all applicable tax documentation reasonably requested by the Agent, the SPV or the Servicer and (ix) if requested by the related Managing Agent with respect to the Conduit Assignee, the parties will execute and deliver such further agreements and documents and take such other actions as the related Managing Agent may reasonably request to evidence and give effect to the foregoing.

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(e) [Reserved].

(f) Each of the SPV, the Servicer and the Originators hereby agrees and consents to the assignment by any Conduit Investor from time to time pursuant to this Section 11.8 of all or any part of its rights under, interest in and title to this Agreement and the Portfolio to any Program Support Provider.

(g) The Agent shall, on behalf of the SPV, maintain at its address referred to in Section 11.3 a copy of each Assignment and Assumption Agreement delivered to it and a register (the “Register”) on or in which it will record the names and addresses of the Investors and assignees, and the Commitments of, and interest in the Net Investment (and rights to payment of Yield) of each Investor and assignee from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the SPV, the Agent, and the Secured Parties shall treat each person whose name is recorded in the Register as the owner of the interest in the Net Investment recorded therein for all purposes of this Agreement. Any assignment of any Commitment and interest in the Net Investment and Portfolio shall be effective only upon appropriate entries with respect thereto being made in the Register. The Agent will make the Register available to the SPV and any Investor (with respect to any entry relating to such Investor) at any reasonable time and from time to time upon reasonable prior notice.

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(h) Notwithstanding any other provision of this Agreement to the contrary, any Investor may at any time pledge or grant a security interest in all or any portion of its rights (including any portion of the Net Investment and any rights to payment of the outstanding Net Investment and Yield) under this Agreement (i) to secure obligations of such Investor to a Federal Reserve Bank, without notice to or consent of the Originators, the SPV, Colliers or the Agent or (ii) with respect to a Conduit Investor, to a collateral trustee for the benefit of the holders of its Commercial Paper, its Program Support Providers and service providers; provided that no such pledge or grant of a security interest shall release an Investor from any of its obligations hereunder, or substitute any such pledgee or grantee for such Investor as a party hereto.

(i) Notwithstanding any provision in this Agreement to the contrary, the Agent and Investors may freely transfer, sell or assign their rights in the Portfolio, or any particular Receivable and its Affected Assets, acquired by them pursuant to this Agreement, at any time in their discretion.

SECTION 11.9 Waiver of Confidentiality. Each of the SPV, the Servicer and the Originators hereby consents to the disclosure of any non-public information with respect to it received by the Agent, any Managing Agent or any Investor to any other Investor or potential Investor, any Managing Agent, any nationally recognized statistical rating organization rating a Conduit Investor’s Commercial Paper, any dealer or placement agent of or depositary for the Conduit Investor’s Commercial Paper, any Program Support Provider, any credit/financing provider to any Conduit Investor or any of such Person’s counsel or accountants in relation to this Agreement or any other Transaction Document if they agree to hold it confidential pursuant to a written agreement of confidentiality in form and substance reasonably satisfactory to the SPV. Subject to the forgoing, the Agent, the Managing Agents, the Investors and the Program Support Providers hereby agree to maintain the confidentiality of any non-public information.

SECTION 11.10 Confidentiality Agreement. Each of the Agent, the Managing Agents, the Investors and the Program Support Providers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its related parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its related parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process (in which case, to the extent permitted by law, the party in receipt of such request shall promptly inform the SPV in advance other than in connection with any routine examination of the Agent, such Managing Agent, such Investor or such Program Support Provider), (d) other than as provided in clause (a) above, to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Transaction Document or any action or proceeding relating to this Agreement or any other Transaction Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement (of which the SPV, the Servicer, any Originator or Colliers is an express third-party beneficiary) containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights and obligations under this Agreement or any assignee invited to be an Investor pursuant to Section 11.8 or (ii) any actual or prospective party (or its related parties) to any swap, derivative or other transaction under which payments are to be made by reference to any of the SPV, the Servicer, an Originator or Colliers and its obligations, this Agreement or payments hereunder, (g) on a confidential basis to any rating agency in connection with rating the SPV, the Servicer, an Originator or Colliers or its Subsidiaries or the investments provided hereunder, (h) with the consent of the SPV or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent, any Managing Agent, any Investor, any Program Support Provider or any of its respective Affiliates on a nonconfidential basis from a source not known to be bound by confidentiality; provided that if the Agent, any Managing Agent, any Investor or any Program Support Provider discloses any such information as is required by applicable Laws or regulations or by subpoena or similar legal process, or as requested by any regulatory agency or authority having jurisdiction over such disclosing party, the Agent, such Managing Agent, such Investor or such Program Support Provider, as applicable, will notify the party the information of which it has disclosed as soon as reasonably practicable so that such party may seek an appropriate protective order or other appropriate remedy, unless such notification shall be prohibited by applicable Law or legal process. For purposes of this Section, “Information” means all information relating to the SPV, the Servicer, any Originator or Colliers or any Subsidiary or any of its respective businesses, other than any such information that is available to the Agent, any Managing Agent, any Investor or any Program Support Provider on a nonconfidential basis prior to disclosure by the SPV, the Servicer, such Originator or Colliers or any its Subsidiaries. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

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Each of the Agent, the Managing Agents, the Investors and the Program Support Providers acknowledges that (a) the Information may include material non-public information concerning the SPV, the Servicer, an Originator or Colliers or any of its Subsidiaries, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

SECTION 11.11 No Bankruptcy Petition Against any Conduit Investor.

Each of the SPV, the Servicer and the Originators hereby covenants and agrees that, prior to the date which is one (1) year and one (1) day after the payment in full of all outstanding Commercial Paper or other rated indebtedness of any Conduit Investor (or its related commercial paper issuer), it will not institute against, or join any other Person in instituting against, such Conduit Investor any proceeding of a type referred to in the definition of Event of Bankruptcy.

SECTION 11.12 No Recourse.

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(a) Notwithstanding anything to the contrary contained in this Agreement, the obligations of any Conduit Investor under this Agreement and all other Transaction Documents are solely the corporate obligations of such Conduit Investor and shall be payable solely to the extent of funds received from the SPV in accordance herewith or from any party to any Transaction Document in accordance with the terms thereof are in excess of funds necessary to pay its matured and maturing Commercial Paper and shall only be required to pay amounts payable by the SPV hereunder and under the other Transaction Documents from funds of the SPV from the proceeds of the Affected Assets to the extent it has such funds.

(b) Any amounts which such Conduit Investors do not pay pursuant to the operation of the preceding sentence shall not constitute a claim (as defined in §101 of the Bankruptcy Code) against or corporate obligation of such Conduit Investors for any such insufficiency unless and until such Conduit Investors satisfies the provisions above.

(c) This Section 11.12 shall survive termination of this Agreement.

SECTION 11.13 Originator Dispositions. If any Originator or Originating Subsidiary (or any division of such Originator or Originating Subsidiary) is to be merged or consolidated with (or sold or otherwise transferred to), or any partial ownership interest of such Originator or Originating Subsidiary is to be sold or otherwise transferred to, any Person that is neither an Originator or Originating Subsidiary nor an Affiliate of any Originator or Originating Subsidiary (any such transaction, an “Originator Disposition”) and such Originator or Originating Subsidiary determines in its commercially reasonable judgment that it is impracticable to consummate such Originator Disposition unless all Receivables originated by such Originator or Originating Subsidiary (or division thereof) are also transferred by such Originator or Originating Subsidiary (or, in the case of any merger or consolidation, are owned by such Originator or Originating Subsidiary at the time of such merger or consolidation) in connection with the related Originator Disposition, the SPV may transfer all (and not less than all) Receivables (the “Repurchased Receivables”) originated by such Originator or Originating Subsidiary (or division thereof), in any case, without recourse, representation, warranty or covenant of any kind, to such Originator or Originating Subsidiary for a repurchase price equal to the fair market value of such Repurchased Receivables subject to the conditions set forth below, and the SPV may transfer such Repurchased Receivables, without recourse, representation, warranty or covenant of any kind, to such Originator or Originating Subsidiary for a repurchase price equal to the fair market value of such Repurchased Receivables subject to the conditions set forth below, and the Agent on behalf of the Secured Parties shall release the liens on and security interests in the Receivables being so repurchased if the following conditions are satisfied:

(a) after giving effect to such transfer and release, there shall not exist any Termination Event or Potential Termination Event as evidenced by the delivery of a pro forma Servicer Report to the Agent and each Managing Agent;

(b) at least five (5) Business Days prior to any such transfer and release, the SPV shall have delivered, true, correct and complete copies of all documents to be executed or delivered in connection with the repurchase of the Repurchased Receivables by the applicable Originator, all of which shall be reasonably acceptable to the Agent (it being understood that the SPV shall not sign or be bound by any agreements in connection with an Originator Disposition other than an instrument or assignment without recourse, representation, warranty or covenant by the SPV);

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(c) at least five (5) Business Days prior to any such transfer and release, the SPV shall have delivered a written notice to the Agent of such Originator Disposition, certifying that the foregoing condition described in clause (a) above shall be satisfied after giving effect to such transfer and release, together with a pro forma calculation after giving effect to such repurchase of Receivable providing that the sum of the Net Investment and Required Reserves does not exceed the Net Pool Balance; and

(d) all Investors have consented to such repurchase; provided, that no such consent with respect to repurchases of Receivables in connection with any Originator Disposition shall be required if the Unpaid Balance of the Receivables in connection with the related Originator Disposition does not exceed 10% of the Aggregate Unpaid Balance on the date of such Originator Disposition.

Notwithstanding anything in this Agreement or any other Transaction Document to the contrary, the SPV shall have no obligation to any Originator to reconvey any Receivables to any Originator or any other Person in connection with any Originator Disposition.

SECTION 11.14 USA PATRIOT Act. Each Investor that is subject to the Act (as hereinafter defined) and the Agent (for itself and not on behalf of any Investor) hereby notifies the SPV that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”), it is required to obtain, verify and record information that identifies the SPV, which information includes the name and address of the SPV and other information that will allow such Investor or the Agent, as applicable, to identify the SPV in accordance with the Act. The SPV shall, promptly following a request by the Agent or any Investor, provide all documentation and other information that the Agent or such Investor requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the Act.

SECTION 11.15 Currency Equivalence. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due from the SPV hereunder in the currency expressed to be payable herein (the “specified currency”) into another currency, the parties agree that the rate of exchange used shall be that at which in accordance with normal banking procedures the Agent could purchase the specified currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the SPV in respect of any such sum due to the Agent or any other Person hereunder shall, notwithstanding any judgment in a currency other than the specified currency, be discharged only to the extent that on the Business Day following receipt by the Agent or such other Person, as applicable, of any sum adjudged to be so due in such other currency, the Agent or such other Person, as applicable, may in accordance with normal banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to the Agent or such other Person in the specified currency, the SPV agrees to the extent such amount was originally due from the SPV, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent or such other Person, as the case may be, against such loss, and if the amount of the specified currency so purchased exceeds the amount originally due to the Agent or such other Person in the specified currency, the Agent or such other Person, as the case may be, agrees to remit such excess to the SPV.

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[SIGNATURES FOLLOW]

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In Witness Whereof, the parties hereto have executed and delivered this Agreement as of the date first written above.

COLLIERS RECEIVABLES FUNDING LLC

By:	(Signed) Matthew Hawkins
Name:	Matthew Hawkins
Title:	Secretary

COLLIERS INTERNATIONAL WA, LLC, as the Servicer

By:	(Signed) Matthew Hawkins
Name:	Matthew Hawkins
Title:	Secretary

COLLIERS INTERNATIONAL USA, LLC
as the Initial Originator

By:	(Signed) Matthew Hawkins
Name:	Matthew Hawkins
Title:	Secretary

COLLIERS INTERNATIONAL WA, LLC, [REMAINDER OF PAGE

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S-1	Transfer and Administration Agreement

Commitment: $125,000,000	MIZUHO BANK, LTD.,
as Agent, as a Managing Agent and Committed Investor for the Mizuho Investor Group and as CF Agent

By:	(Signed) Brad C. Crilly
Name:	Brad C. Crilly
Title:	Managing Director

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

S-2	Transfer and Administration Agreement

SCHEDULE 1.1

ORIGINATING SUBSIDIARIES

Advisors Asset Services California, Inc.
CC PARTNERS, LLC
Colliers International Real Estate Management Services (CA), Inc.
Colliers International Valuation & Advisory Services, LLC
COLLIERS INTERNATIONAL VALUATION AND ADVISORY SERVICES OF TAMPA BAY, CENTRAL, AND SOUTHWEST FLORIDA LLC
COLLIERS INTERNATIONAL SOUTH FLORIDA, LLC
Colliers Arnold, LLC
Colliers Bennett & Kahnweiler LLC
Colliers International Asset and Property Management Services LLC
COLLIERS INTERNATIONAL AZ, LLC
COLLIERS INTERNATIONAL CA, INC.
Colliers International CT LLC
COLLIERS INTERNATIONAL DC, LLC
Colliers International Detroit, LLC
COLLIERS INTERNATIONAL GREATER LOS ANGELES, INC.
Colliers International Intermountain, LLC
Colliers International LI Inc.
COLLIERS INTERNATIONAL NEW ENGLAND, LLC
COLLIERS INTERNATIONAL NJ LLC
Colliers International North Texas, LLC
Colliers International Northeast Florida, Inc.
COLLIERS INTERNATIONAL NY LLC
Colliers International OR, LLC
COLLIERS INTERNATIONAL SAINT LOUIS, LLC
COLLIERS NEVADA LLC
COLLIERS NEVADA MANAGEMENT LLC
Colliers Parrish Asset Management, Inc.
Colliers Parrish International, Inc.
Colliers Tri-State Management LLC
Pittsburgh Commercial Real Estate, Inc.
Pointe Group Advisors, LLC
Williams Corporate Realty Services, LLC
WILLIAMS PM, LLC

Schedule 1.1-1

SCHEDULE 4.1(d)

PERFECTION REPRESENTATIONS, WARRANTIES AND COVENANTS

In addition to the representations, warranties and covenants contained in this Agreement, the SPV hereby represents, warrants, and covenants as follows:

General

1. The Transfer and Administration Agreement creates a valid and continuing security interest (as defined in UCC Section 9-102) in the Affected Assets in favor of the Agent (for the benefit of the Secured Parties), which security interest is prior to all other Adverse Claims (other than Permitted Adverse Claims), and is enforceable as such as against creditors of and purchasers from the SPV.

2. The Eligible Receivables constitute “accounts” within the meaning of UCC Section 9-102.

3. The Blocked Account constitutes a deposit account.

Creation

4. Immediately prior to (or concurrent with) the transfer and assignment herein contemplated, the SPV had good title to each Eligible Receivable and its rights under the First Tier Agreement, and was the sole owner thereof, free and clear of all Adverse Claims and, upon the transfer thereof, the Agent shall have good title to each such Receivable, and will (i) be the sole owner thereof, free and clear of all Liens other than Permitted Adverse Claims, or (ii) have a first priority security interest in such Eligible Receivables, and the transfer or security interest will be perfected under the UCC. Immediately prior to the sale, assignment, and transfer thereof, each Eligible Receivable was secured by a valid and enforceable perfected security interest in the related Related Security (if any) in favor of the SPV as secured party, and such security interest is prior to all other Adverse Claims in such Related Security. The SPV has not taken any action to convey any right to any Person that would result in such Person having a right to payments due under the Receivables (other than with respect to servicing of Receivables by the Servicer or Sub-Servicer as permitted by this Agreement).

Perfection

5. The SPV has caused or will have caused, within nine (9) days after the effective date of the Transfer and Administration Agreement, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the sale of, or security interest in, the Receivables and the rights of the SPV under the First Tier Agreement from SPV to the Agent.

Schedule 4.1(d)-1

6. With respect to the Blocked Account the SPV has delivered to the Agent a fully executed agreement pursuant to which the Blocked Account Bank has agreed to comply with all instructions originated by the Agent relating to each of the Blocked Accounts without further consent by the SPV or its Affiliates.

Priority

7. Other than the transfer of the Receivables under the First Tier Agreement and to the Agent under the Transfer and Administration Agreement, none of the Originators nor the SPV has pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Receivables or the other Affected Assets. None of the Originators nor the SPV has authorized the filing of, or is aware of, any financing statements against the SPV that include a description of collateral covering the Receivables or the other Affected Assets other than any financing statement relating to the transfers under the First Tier Agreement and to the Agent under the Transfer and Administration Agreement or that has been terminated.

8. None of the Originators nor the SPV has any knowledge of any judgment, ERISA or tax lien filings against it which would reasonably be expected to have a Material Adverse Effect.

9. [Reserved].

10. Notwithstanding any other provision of this Agreement or any other Transaction Document, the Perfection Representations contained in this Schedule shall be continuing, and remain in full force and effect until such time as all obligations under this Agreement have been finally and fully paid and performed.

11. The parties to the Transfer and Administration Agreement shall not, without obtaining a confirmation of the then-current rating of the applicable Commercial Paper, waive any of the Perfection Representations.

12. In order to evidence the interests of the Agent under the Transfer and Administration Agreement, the Servicer shall, from time to time, take such action, or execute and deliver such instruments (other than filing financing statements) as may be necessary (including such actions as are reasonably requested in writing by any Managing Agent) to maintain the Agent’s ownership interest and to maintain and to perfect, as a first-priority interest, the Agent’s security interest in the Receivables and the other Affected Assets. The Servicer shall, from time to time and within the time limits established by law, prepare and present to the Agent for the Agent’s authorization and approval all financing statements, amendments, continuations or other filings necessary to continue, maintain and perfect as a first-priority interest the Agent’s interest in the Receivables and other Affected Assets. The Agent’s approval of such filings shall authorize the Servicer to file such financing statements under the UCC. Notwithstanding anything else in the Transaction Documents to the contrary, the Servicer shall not have any authority to file a termination, partial termination, release, partial release, or any amendment that deletes the name of a debtor or excludes collateral of any such financing statements, without the prior written consent of each Managing Agent.

Schedule 4.1(d)-2

SCHEDULE 4.1(i)

Location of Certain Offices and Records

[REDACTED]

Schedule 4.1(i)-1

SCHEDULE 4.1(j)

Federal Employer

Identification Number:	[REDACTED]

Schedule 4.1(j)-1

SCHEDULE 4.1(s)

List of Blocked Account Banks and Blocked Accounts

None.

Schedule 4.1(s)-1

SCHEDULE 11.3

Address and Payment Information

[REDACTED]

Schedule 11.3-1

Exhibit A

Form of Assignment and Assumption Agreement

Reference is made to the Transfer and Administration Agreement dated as of April 12, 2019 as it may be amended or otherwise modified from time to time (as so amended or modified, the “Agreement”) among Colliers Receivables Funding LLC, as transferor (in such capacity, the “SPV”), Colliers International WA, LLC, as initial servicer (in such capacity, the “Servicer”), and Colliers International USA, LLC, and each other entity from time to time party thereto as “Originators” (each an “Originator” and collectively, the “Originators”), Mizuho Bank, Ltd., as agent, and each of the Conduit Investors, Committed Investors and Managing Agents from time to time parties thereto. Terms defined in the Agreement are used herein with the same meaning.

[__________________________] (the “Assignor”) and [______________________] (the “Assignee”) agree as follows:

1.       The Assignor hereby sells and assigns to the Assignee, without recourse and without representation and warranty, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to all of the Assignor’s rights and obligations under the Agreement and the other Transaction Documents. Such interest expressed as a percentage of all rights and obligations of the Committed Investors shall be equal to the percentage equivalent of a fraction the numerator of which is $[_________] and the denominator of which is the Facility Limit. After giving effect to such sale and assignment, the Assignee’s Commitment will be as set forth on the signature page hereto.

2.       [In consideration of the payment of $[_________], being [____]% of the existing Net Investment, and of $[_____________], being [___]% of the aggregate unpaid accrued Yield, receipt of which payment is hereby acknowledged, the Assignor hereby assigns to the Agent for the account of the Assignee, and the Assignee hereby purchases from the Assignor, a [___]% interest in and to all of the Assignor’s right, title and interest in and to the Net Investment purchased by the undersigned on [_______________], 20[__] under the Agreement.] [Include if an existing Net Investment is being assigned.]

3.       The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any Adverse Claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Agreement, any other Transaction Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Agreement or the Receivables, any other Transaction Document or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the SPV or the Servicer or the Originators or the performance or observance by any of the SPV or the Servicer or the Originators of any of its obligations under the Agreement, any other Transaction Document, or any instrument or document furnished pursuant thereto.

Exhibit A-1

4.       The Assignee (i) confirms that it has received a copy of the Agreement and the First Tier Agreement together with copies of the financial statements referred to in Section 6.1(a) of the Agreement, to the extent delivered through the date of this Assignment and Assumption Agreement (the “Assignment”), and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment; (ii) agrees that it will, independently and without reliance upon the Agent, any of its Affiliates, the Assignor or any other Investor and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Agreement and any other Transaction Document; (iii) appoints and authorizes the Agent and its Managing Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Agreement and the other Transaction Documents as are delegated thereto by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Agreement are required to be performed by it as a Committed Investor; and (v) specifies as its address for notices and its account for payments the office and account set forth beneath its name on the signature pages hereof; and (vi) attaches an Internal Revenue Service form W-9 evidencing their status as a U.S. Person.

5.       The effective date for this Assignment shall be the later of (i) the date on which the Agent receives this Assignment executed by the parties hereto and receives the consent of the SPV, on behalf of the Conduit Investor, and (ii) the date of this Assignment (the “Effective Date”). Following the execution of this Assignment and the consent of the SPV, on behalf of the Conduit Investor, this Assignment will be delivered to the Agent for acceptance and recording.

6.       Upon such acceptance and recording, as of the Effective Date, (i) the Assignee shall be a party to the Agreement and, to the extent provided in this Assignment, have the rights and obligations of a Committed Investor thereunder and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Agreement.

7.       Upon such acceptance and recording, from and after the Effective Date, the Agent and the Managing Agent shall make all payments under the Agreement in respect of the interest assigned hereby (including all payments in respect of such interest in Net Investment, Discount and fees) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Agreement for periods prior to the Effective Date directly between themselves.

8.       The Assignee shall not be required to fund hereunder an aggregate amount at any time outstanding in excess of $[____________], minus the aggregate outstanding amount of any interest funded by the Assignee in its capacity as a participant under Program Support Agreement.

9.       The Assignor agrees to pay the Assignee its pro rata share of fees in an amount equal to the product of (a) [______] per annum and (b) the Commitment during the period after the Effective Date for which such fees are owing and paid by the SPV pursuant to the Agreement.

10.       THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Exhibit A-2

11.       This agreement contains the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire Agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

12.       If any one or more of the covenants, agreements, provisions or terms of this agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions, or terms shall be deemed severable from the remaining covenants, agreements, provisions, or terms of this agreement and shall in no way affect the validity or enforceability of the other provisions of this agreement.

13.       This agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery by facsimile of an executed signature page of this agreement shall be effective as delivery of an executed counterpart hereof.

14.       This agreement shall be binding on the parties hereto and their respective successors and assigns.

15.       The Assignee shall be a [Committed Investor/Conduit Investor] in the [________] Investor Group.

16.       The [Assignee/other name] shall be the Managing Agent for the [_______] Investor Group. [If other than Assignee, such person must sign this assignment agreement and agree to be bound by the terms of the Transfer and Administration Agreement in such capacity.]

Exhibit A-3

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

[ASSIGNOR]

By:
Name:
Title:

[ASSIGNEE]

By:
Name:
Title:

Exhibit A-4

Address for notices and Account for payments:
For Credit Matters:		For Administrative Matters:

[NAME]		[NAME]

Attention:		Attention:

Telephone:	[(___) ___-____]	Telephone:	[(___) ___-____]
Telephone:	[(___) ___-____]	Telephone:	[(___) ___-____]

Account for Payments:

NAME

ABA Number: [___-___-___]
Account Number: [____________]
Attention:	[______________]

Re:	[____________]

Consented to this [____] day of		Accepted this [_______] day of
[______________________], 20[__]		[______________________], 20[__]

[______________], as Managing Agent		[____________], as Agent

By:	By:
Name:	Name:
Title:	Title:

COLLIERS RECEIVABLES FUNDING LLC

By:
Name:
Title:

Exhibit A-5

Exhibit B

Credit and Collection Policies and Practices

[REDACTED]

Exhibit B-1

Exhibit C

Form of Investment Request

Colliers Receivables Funding LLC, a Delaware limited liability company (the “SPV”), pursuant to Section 2.2(a) of the Transfer and Administration Agreement, dated as of April 12, 2019 (as amended, modified, or supplemented from time to time, the “Agreement”), among the SPV, as transferor, the Originators party thereto, Colliers International WA, LLC, as servicer (in such capacity, the “Servicer”), Mizuho Bank, Ltd., as agent, and each of the Conduit Investors, Committed Investors and Managing Agents from time to time parties thereto, hereby requests that the Investors effect an Investment from it pursuant to the following instructions:

Investment Date: [__________________________________]

Cash Purchase Price: [____________________________________]2

Investor Group:	Investor Group Percentage:	Allocation of the Cash Purchase Price:
Mizuho Investor Group	_______%	[________]
___________ Investor Group	_______%	[________]

Account to be credited:

Account:
SWIFT ID:

Please credit the above-mentioned account on the Investment Date. Capitalized terms used herein and not otherwise defined herein have the meaning assigned to them in the Agreement.

The SPV hereby certifies as of the date hereof that the conditions precedent to such Investment set forth in Section 5.3 of the Agreement have been satisfied, and that all of the representations and warranties made in Section 4.1 of the Agreement are true and correct in all material respects (except those representations and warranties qualified by materiality or by reference to a material adverse effect, which are true and correct in all respects), with respect to on and as of the Investment Date, both before and after giving effect to the Investment (unless such representations or warranties specifically refer to a previous day, in which case, they shall be complete and correct in all material respects (or, with respect to such representations or warranties as are qualified by materiality or by reference to a material adverse effect, complete and correct in all respects) on and as of such previous day).

_________________

[2]	At least U.S. $1,000,000 and in integral multiples of U.S. $500,000.
Exhibit C-1

COLLIERS RECEIVABLES FUNDING LLC

Dated:	By:
Name:
Title:

Exhibit C-2

Exhibit D

Form of Servicer Report

[REDACTED]

Exhibit D-1

Exhibit E

[Reserved]

Exhibit E-1

Exhibit F

[Reserved]

Exhibit F-1

Exhibit G

Form of Originator Joinder Agreement

This JOINDER AGREEMENT (this “Joinder”) is made as of ________, 20__.

Reference is made to (i) that certain Transfer and Administration Agreement dated as of April 12, 2019 as it may be amended or otherwise modified from time to time (as so amended or modified, the “Transfer and Administration Agreement”) among Colliers Receivables Funding LLC, as transferor (in such capacity, the “SPV”), Colliers International USA, LLC, and each other entity from time to time party thereto as “Originators” (each an “Originator” and collectively, the “Originators”), Colliers International WA, LLC, as servicer (in such capacity, the “Servicer”), Mizuho Bank, Ltd., as agent, and each of the Conduit Investors, Committed Investors and Managing Agents from time to time parties thereto; and (ii) the certain Sale Agreement dated as of April 12, 2019 as it may be amended or otherwise modified from time to time (as so amended or modified, the “Sale Agreement”) among the Originators and the SPV. Terms defined in the Transfer and Administration Agreement and the Sale Agreement are used herein with the same meaning.

The “New Originator[s]” referred to on Schedule 1 hereby agree as follows:

Each New Originator agrees to become an Originator and to be bound by the terms of the Transfer and Administration Agreement, the Sale Agreement and each of the other Transaction Documents.

Each New Originator: (a) confirms that it has received a copy of the Transfer and Administration Agreement, the Sale Agreement and the other Transaction Documents, and such other documents and information as it has deemed appropriate to make its own analysis and decision to enter into this Joinder; (b) agrees that it will perform in accordance with their terms all of the obligations that by the terms of the Transfer and Administration Agreement, the Sale Agreement and the other Transaction Documents are required to be performed by it as an Originator; and (c) represents and warrants to the SPV and the Secured Parties that each of the representations and warranties set forth in Section 5.1 of the Sale Agreement are true and correct with respect to itself as of the date hereof, except to the extent such representations or warranties relate to an earlier date, in which case such representations and warranties are true and correct as of such earlier date.

This Joinder shall be effective on the date (the “Effective Date”) that the Agent shall have received: (a) a fully executed copy of this Joinder; (b) such officer certificates and legal opinions as it may reasonably request; (c) UCC search results and filings, reasonably acceptable to the Agent; (d) its reasonable costs incurred in connection with this Joinder, including any applicable fees of its legal counsel; (e) satisfactory evidence that all other conditions to the New Originator(s) becoming Originators under the Transfer and Administration Agreement have been satisfied; and (f) such other documentation or information as the Agent may request in its reasonable discretion.

Exhibit G-1

Upon the Effective Date, each New Originator shall be a party to the Transfer and Administration Agreement, the Sale Agreement and the other Transaction Documents as an Originator and shall have the rights and obligations of an Originator thereunder.

This Joinder shall be governed by, and construed in accordance with, the laws of the State of New York.

This Joinder may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of Schedule 1 to this Joinder by telecopier shall be effective as delivery of a manually executed counterpart of this Joinder.

[Remainder of Page Intentionally Left Blank

Signature Page(s) Follow]

Exhibit G-2

IN WITNESS WHEREOF, each New Originator has caused this Joinder to be executed by its officers thereunto duly authorized as of the date specified thereon.

[NEW ORIGINATOR SIGNATURE BLOCKS]

By:
Name:
Title:

S-1	Joinder Agreement

ACCEPTED AND APPROVED:

COLLIERS INTERNATIONAL WA, LLC,
as Servicer

By:
Name:
Title:

MIZUHO BANK, LTD.,
as Agent

By:
Name:
Title:

S-2	Joinder Agreement

SCHEDULE 1
to
JOINDER

NEW ORIGINATOR[S]
Name: _____________________________________
Jurisdiction of Formation: _____________________________________
Federal Employer Identification Number: _____________________________________
Actions, Suits, Litigation or Proceedings: __________________________
Principal Place of Business: ______________________________
Chief Executive Office: ______________________________
Location of Records: ____________________________
Tradenames: _______________________________
Effective Date (if other than date of Joinder):

Contact and Notice Information:

[name]

[address]

Attention:

Telephone:

Facsimile:

Email:

Schedule 1

to Joinder Agreement

Exhibit H

UCC Financing Statements

[REDACTED]

Exhibit H-1